Exhibit 99.1
Elan 2009 Annual Report Defining the future

Five-year financial performance: at a glance
Revenue

Operating expenses*

Adjusted EBITDA

Contents 3 Making history / Defining the future: the portraitsfi 14 Letter from the Chairman 16 Letter from the CEO 20 Operating review 21 Business overview 23 BioNeurology 23 Alzheimer’s disease programmes 27 Parkinson’s research 28 Multiple sclerosis 29 Crohn’s disease 30 Severe chronic pain, hospital antibiotics 30 Unique scientifi c opportunities 31 BioNeurology products and pipeline 33 Elan Drug Technologies 33 Highlights 34 Advancing technologies, improving medicines 35 EDT’s business strategy 36 Marketed products 37 EDT product pipeline 38 Validated platform of technologies 39 Manufacturing, development and scale-up expertise 40 Environment 48 Corporate social responsibility 54 Financial information

Cover: Elan Chief Scientifi c Offi cer Dale Schenk has long been at the scientifi c forefront of degenerative neurological research, and his insight and leadership will continue to be pivotal as Elan defi nes the future of neurological therapies. Dennis Selkoe, MD, pictured in an early photo on the back cover, was the principal founding scientist of Athena Neurosciences. Dr. Selkoe has devoted his career to the use of molecular approaches to study Alzheimer’s disease, Parkinson’s disease and related basic biological questions, and his concepts and lab work in these areas are considered fundamental to the scientifi c understanding of age-related neurodegeneration.

The last 40 years have seen signifi cant changes in scientifi c and medical research, therapies and technologies —and in Elan. Elan But one thing has remained constant: our commitment to discovering and providing new ways to improve patients’ lives, as these portraits show.

Founded on potential

Fueled by progress Elan’s expertise in applying scientifi c and technological breakthroughs to address unmet medical needs is the hallmark of our research and development programmes—past, present and future. The team pictured at left is working with Niconil, the fi rst transdermal nicotine patch product, which was launched in Ireland in 1990. At right, Lisa McConlogue, who leads our overall Parkinson’s disease research strategy, and her team are exploring multiple therapeutic strategies to tackle this poorly understood, devastating disease.

Looking deeper

The men and women in our research and development organisations share a passion for making advances where it matters most—in the lives of patients with serious diseases, especially those that have long been considered intractable, including MS, Alzheimer's disease and Parkinson's disease. This passion has evolved from a legacy of scientific insight and commitment to advancing new therapeutic options and approaches.

Looking deeper The men and women in our research and develop pment organisations share a passion for makiing advances where it matters most—in the lives of patients with serious diseases, espep cially those that have long been considereed intractable, including MS, Alzheimer’s disease and Parkinson’s disease. This passion has evolved from a legacy of scientifi c insight and commitment to advvana cing new therapeutic options and apppr p oaches.

Reaching further

Innovative at the core Innovation and inspiration achieve their full effect when they are exemplifi ed by an organisation’s leaders. Joseph G. Masterson, MD, left, was Elan’s president and Chief Operating Offi cer in the early 1980s. He was also a highly creative and innovative doctor who was instrumental in the early development of the sustained release technology for dalfampridine, now called AmpyraTM—the fi rst symptom-management drug developed specifi cally to treat MS and recently approved by the e FDA. Dr. Ted Yednock, at right, is Elan’s head of global research, and the innnovvator o behind Tysabri®, a therapy thatt is re edeefi ningg success in the treatmentn of MS MS.

Inspiring at the heart

Moving forward

Thinking ahead EDT’s scientists and researchers have always been committed to applying new technologies and new thinking to a wide range of drug-delivery challenges. At left, Dr. Gurvinder Singh Rekhi, who leads Elan’s Oral Controlled Release (OCR) development programmes from Gainesville, is shown unveiling a fl uid-bed coating machine—used for the manufacture of OCR beads—at the Massachusetts College of Pharmacy in 1986. At right is Dr. Gary Liversidge, EDT’s Chief Technology Offi cer, who has been at the forefront of developing the NanoCrystal® technology and related platforms for more than 20 years.

Exploring potential Since its beginning, Elan has grown and thrived because our researchers and scientists understood the potential for applying sophisticated technologies to create new options for drug delivery—which lead to more relevant choices for patients and doctors, and new approaches to developing drug therapies. Today, that quest for new options and greater patient relevance is carried on by employees across our research teams, including, at right, Jennifer Johnston, whose cell biology team seeks to discover new therapeutic opportunities in areas including Alzheimer’s disease, Parkinson’s disease and MS.

Advancing insight

Letter from the Chairman Dear Shareholders, 2009 marked an important year for Elan, as we celebrated our 40th year of operations. Starting from a one-room facility in Dublin in 1969, Elan has become an international company focused on drug technologies and BioNeurology research and development. We celebrated this achievement throughout the year at each of our four operating sites, clearly reminded of the patients whose lives have been forever changed by our technology and therapeutic advances. The events of this year were pivotal for the future growth of the Company. I am pleased to report that Elan met or exceeded all of our financial targets in 2009. We grew revenues, improved operating margins, and decreased our selling, general and administrative (SG&A) costs. This continues the consistent progress of the past several years, as we continue to streamline our operations, improve our cost structure and invest in our growth. Our revenue growth in 2009 was driven by solid performance from Tys a b r i®, which we market in collaboration with Biogen Idec, Inc. With approximately 48,800 patients on treatment at the end of 2009 and annual global in-market net sales exceeding $1 billion, Ty s a b r i has reached blockbuster status. The completion of our strategic review, with the close of the transaction with Johnson & Johnson in September, provides Elan with significant strategic and financial fl exibility as we move forward. Our collaboration with Johnson & Johnson also ensures that the Alzheimer’s Immunotherapy Program, the most advanced of our fi ve approaches to treatment for this devastating disease, has access to a global commercial organisation and scientific expertise that will help ensure these therapies advance as quickly as possible to patients. Our Elan Drug Technologies (EDT) business also performed very well in 2009, generating over $275 million in revenues from more than 20 marketed products. EDT’s pipeline progressed further with the approval of two significant therapies in the past year. I would like to thank my fellow Board members for their continued support, encouragement and constructive advice during the past year. I would like to specially recognise the dedicated service of Floyd Bloom, Ann Gray and Jeffrey Shames, who retired from the Board in the past year. As we move further into 2010 and beyond, we remain steadfast in our commitment to further develop and commercialise our extensive BioNeurology and EDT pipelines and product portfolios, while at the same time continuing our progress towards profitability. In closing, I would like to commend the efforts of the talented and dedicated employees at Elan who, led by Kelly Martin, are truly the Company’s greatest asset. I want to thank our shareholders for your continued support. The Board and I are optimistic that in the next 40 years of the Company’s history, Elan will continue to develop life changing technology and therapeutics for the patients we serve. Kyran McLaughlin Chairman, Elan Board of Directors 14 Elan Corporation, plc 2009 Annual Report

Tysabri available in more than 45 countries

Tysabri commercial patients

50,000
40,000
30,000
20,000
10,000
Commercial Patients
550
1,700
1,600
5,000
2,500
6,600
4,300
8,600
5,500
10,500
7,500
12,900
10,200
15,300
13,400
17,900
15,300
19,500
16,900
20,200
18,500
20,800
20,700
22,000
22,200
23,400
23,700
24,500
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09
United States
Rest of world

Tysabri available in more than 45 countries Tysabri commercial patients 50,000 23,700 40,000 30,000 Q3’06 Q4’06 Q1’07 Q2’07 Q3’07 Q4’07 Q1’08 Q2’08 Q3’08 Q4’08 Q1’09 Q2’09 Q3’09 Q4’09 United States Rest of world

Letter from the CEO To Our Shareholders: This has been a transformational year for Elan. The events of 2009 have positioned the Company to become a leader in BioNeurology research and development (R&D) while continuing to advance our leadership in drug technologies. Throughout the year, we were able to progress our multi-year strategy of defi ning the Company through differentiated science for BioNeurology and unique technology for Elan Drug Technologies (EDT), while maintaining sharp focus on financial performance, governance and controls and strong intellectual property. 2009 transactions Our strategic transaction with Johnson & Johnson, which was completed in September 2009, accelerated Elan’s position as a company willing to vigorously invest in science, technology and people while reducing risks inherent in the industry. It also allows our shareholders the opportunity to participate in the advancement of our science and pipeline over time. As part of this transaction, we divested substantially all of our assets and rights related to the Alzheimer’s Immunotherapy Program (AIP) to Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, in which we received a 49.9% equity interest. Johnson & Johnson also became our largest shareholder by investing $885.0 million in Elan in exchange for an 18.4% stake in the Company. In addition, Johnson & Johnson has committed to fund up to $500.0 million towards the further development and commercialization of AIP. In October 2009, we refinanced our debt by fully redeeming the outstanding $850.0 million in principal amount of the 7.75% Notes due 2011, in addition to completing the offering and sale of $625.0 million in principal amount of the 8.75% Notes due 2016. Following completion of our strategic transaction with Johnson & Johnson, and the subsequent debt refinancing, the total principal amount of our debt was reduced from $1,765.0 million at 31 December 2008 to $1,540.0 million at 31 December 2009 and the weighted average maturity of our debt was extended by approximately 70%, from 35 months prior to the refinancing to 60 months after the refinancing. We ended 2009 with $860.4 million in cash and other liquid resources on our balance sheet, as compared to $426.0 million at the end of 2008. The completion of these key transactions strengthened our financial position by significantly improving the Company’s liquidity and capital structure, and also provides us with significant operating flexibility to continue investing in our innovative R&D pipeline, while permitting us to participate in potential future profits of AIP through our equity interest in Janssen AI. 16 Elan Corporation, plc 2009 Annual Report

Financial highlights: REVENUE GROWTH In 2009, Elan achieved IFRS revenue of $821 million, an 8% increase as compared to 2008. In-market sales of Tysabri, which is marketed in collaboration with Biogen Idec, exceeded $1 billion. JOHNSON & JOHNSON TRANSACTION Johnson & Johnson became the largest shareholder in Elan in 2009, investing $885 million for a 18.4% stake in the company. In addition, Johnson & Johnson acquired Elan’s assets and rights to the AIP. Elan retains an approximate 25% interest in potential future profits from the programme. CONTINUED COST CONTROL IFRS operating expenses, excluding other charges and gains, fell by 14% in 2009 as a result of continued cost discipline, organisational changes implemented during the year, and savings from the divestment of the AIP business. STRONG BALANCE SHEET Elan redeemed $850 million 2011 Notes and issued new $625 million 2016 Notes in 2009. Together with the Johnson & Johnson investment, cash and other liquid resources increased to $860 million at the end of 2009 from $426 million at the end of 2008. In addition, average debt maturities were extended by 70% after the refinancing. Financial performance In addition to the successful completion of the Johnson & Johnson transaction and the debt refinancing, we were delighted to have met or exceeded all of our financial guidance for 2009, which refl ects our focus on improving operating performance while continuing to invest in our pipeline. In 2009, we reported Adjusted EBITDA of $96.3 million, a significant improvement compared to Adjusted EBITDA of $4.3 million in 2008. The improvement refl ects the growth in revenues in 2009, combined with a decrease in both selling, general and administrative (SG&A) and R&D expenses. It also refl ects the significant operating leverage associated with Tys abri® and the consistent and diligent approach we have taken to managing our cost structure. The financial results contained in this Annual Report are prepared under IFRS. We also prepare separate financial statements under U.S. GAAP, which have been fi led with our Form 20-F. There are a number of differences between our financial statements prepared under IFRS and U.S. GAAP. Of particular note is the difference in the accounting for Tysa bri. Although there are no differences to total net loss or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri, the amounts recorded as revenue and SG&A differ under both sets of standards. For a reconciliation of our IFRS financial statements to U.S. GAAP, please refer to pages 180 to 185 of this Annual Report. IFRS Under IFRS, we reported revenues of $820.9 million in 2009, an increase of 8% over 2008. The revenue growth was driven by a solid performance from Tys ab ri, which reached blockbuster status, recording annual global in-market sales of $1,059.2 million, an increase of almost 30% over the $813.0 million recorded in the same time period of 2008. At the end of 2009, Elan Corporation, plc 2009 Annual Report 17

Letter from the CEO continued approximately 48,800 patients were on therapy worldwide, an increase of 30% over the 37,600 who were on therapy at the same time in 2008. Through 2009, we continued to work with Biogen Idec, Inc. (Biogen Idec), our collaborator on Tys abri, and the clinical community, to better understand both the effi cacy and safety of the therapy. We record as Tysa bri revenue under IFRS our share of the collaboration profi t from sales of Ty s a b r i , plus our directly incurred collaboration expenses, and reported Tys abri revenues for 2009 of $432.2 million, as compared to $321.1 million for 2008, a 35% increase. The solid performance from Tysabri more than offsets reduced revenues from Maxipime®, Azactam® and the EDT business. We will cease distributing Maxipime and Azactam in 2010. Revenues from the EDT business declined by 8% as compared to 2008, due principally to lower revenues from Tricor® 145 and Skelaxin® which were impacted by the withdrawal of, or significantly decreased, efforts by EDT clients in respect of these products. Excluding other charges, SG&A expenses decreased 19% to $209.3 million in 2009 from $257.8 million in 2008, which primarily refl ects lower directly-incurred Tys ab ri collaboration SG&A spend, lower headcount from the reduction of support activities as a result of a redesign of the R&D organisation in 2009, a reduction in legal litigation costs, along with continued cost control. Excluding other charges, R&D expenses decreased 10% to $293.0 million in 2009, compared to $326.9 million in 2008. The decrease primarily relates to the cost savings as a result of the divestment of AIP and the timing of spend on our key R&D programmes. We reported an operating profi t of $45.3 million for 2009 as compared to an operating loss of $151.7 million in 2008. The improvement primarily refl ects a strong operating performance, a net gain on divestment of the AIP business of $118.0 million in 2009, a gain on legal settlement of $18.0 million and other charges of $80.3 million (2008: $34.3 million). Other charges in 2009 primarily comprise an impairment of the Prialt® intangible asset, due to revised sales forecasts, severance and restructuring costs and other asset impairment charges. The operating loss, excluding other charges and gains, decreased 91% to $10.4 million in 2009 from $117.4 million in 2008. U.S. GAAP Under U.S. GAAP, we reported revenues of $1,113.0 million, an increase of approximately 11% compared to 2008 revenues of $1,000.2 million. The key driver in increased revenues were Tys abri sales, which more than offset reduced revenues from Maxipime, Azactam and the EDT business, as described above. Reported revenues for Tysabri under U.S. GAAP in 2009 were $724.3 million, as compared to $557.1 million in 2008, a 30% increase. Combined SG&A and R&D expenses were $561.8 million in 2009, as compared to $616.1 million in 2008, a 9% decrease. The decrease primarily relates to the cost savings as a result of the divestment of AIP, a reduction in expenses as a result of a redesign of the R&D organisation in 2009, along with continued cost control. We reported an operating profi t of $31.9 million in 2009 as compared to an operating loss of $143.5 million in 2008. The improvement primarily refl ects a strong operating performance, a gain on divestment of the AIP business of $108.7 million in 2009, and other charges of $67.3 million in 18 Elan Corporation, plc 2009 Annual Report

2009 (2008: $34.2 million). Other charges in 2009 primarily comprise an impairment of the Prialt intangible asset, due to revised sales forecasts, severance and restructuring costs and other asset impairment charges. The operating loss, excluding other charges and gains, decreased 91% to $9.5 million in 2009 from $109.3 million in 2008. BioNeurology progress We continue to advance our industry-leading pipeline in degenerative neurological therapies, including Alzheimer’s disease, multiple sclerosis and Parkinson’s disease. With our collaborator, Transition Therapeutics, we made significant progress on the development of ELND005, currently being evaluated in a Phase 2 trial for the treatment of mild to moderate Alzheimer’s disease. Our in-house program for beta and gamma secretase continue to advance and we have strengthened our pipeline by adding the p75 ligand program, in collaboration with PharmatrophiX, for study in neurodegenerative diseases. EDT progress EDT made significant progress in 2009. By providing industry-leading advances in drug delivery technology, Elan participates in the commercialization of several molecules with different pharmaceutical collaborators. The recent approvals of Johnson & Johnson’s Invega® Sustenna™, which utilizes our NanoCrystal® technology, and Acorda’s Ampyra™, which utilizes our MXDAS™ technology, clearly demonstrate how EDT has been able to advance treatment options for a variety of therapies. Outlook The significant accomplishments of 2009 amplify our position as a leader in drug technologies and as a growing presence in BioNeurology, with a clear focus on disease-modifying novel therapeutics. For 2010, we will focus on continuing to grow the business and expect to report operating profi ts before other charges and gains for the fi rst time in several years, driven by growing revenues and decreasing costs. At Elan, we believe we are in the fi rst decade of what will be a century of delivering new innovative therapies to patients suffering from a wide variety of neurological disorders. We are confi dent Elan, through our robust pipeline, will continue to defi ne the future of drug technology and degenerative neurological therapies. Kelly Martin Chief Executive Offi cer Elan Corporation, plc 2009 Annual Report 19

Operating review Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company, listed on the Irish and New York Stock Exchanges, and headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our registered offi ce and principal executive offi ces are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (Telephone: +353 (0)1 7094000). We employ over 1,300 people and our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States.

Business overview Our two principal business areas are BioNeurology (formerly referred to as Biopharmaceuticals) and Elan Drug Technologies (EDT). BioNeurology — Defining the future of degenerative neurological therapies PAGES 23-31 In BioNeurology, we are developing therapies for serious diseases that have long been considered intractable, including multiple sclerosis (MS), Alzheimer’s disease and Parkinson’s disease. In 2009, we continued to fulfi ll our mission of making significant scientific and clinical advancements in neuroscience while sustaining overall growth of the business. Alzheimer’s disease Our leadership in neuroscience is marked by more than two decades of research and development in Alzheimer’s disease, much of which comprises a significant foundation for the entire Alzheimer’s scientific community. Our broad scientific approach and clinical development pipeline in Alzheimer’s disease encompass four programmes, including the beta amyloid aggregation inhibitor ELND005, secretase inhibitors and small molecule (p75) ligands. On 17 September 2009, Janssen Alzheimer Immunotherapy (Janssen AI), a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfi zer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialisation of AIP, which includes multiple compounds being evaluated for slowing the progression of Alzheimer’s disease. In consideration for the transfer of the AIP assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profi ts of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration. We have several active early discovery efforts in Parkinson’s disease, guided by our expertise in Alzheimer’s disease. Our scientists are exploring multiple therapeutic strategies to tackle this poorly understood, devastating disease; researching mechanics that may prevent disease progression. Multiple sclerosis — Ty s a bri We continued to grow the value of Ty s a b r i® (natalizumab) as an important therapeutic approach to MS. Tys abri is an approved therapy for relapsing forms of MS in the United States and for relapsing-remitting MS in the European Union. Ty s a b r i is also approved in the United States for inducing and maintaining clinical response and remission in adult patients with moderately to severely active Crohn’s disease, with evidence of infl ammation, who have had an inadequate response to, or are unable to tolerate, conventional Crohn’s disease therapies and inhibitors of TNF-alpha. The medical and scientific opportunity represented by our BioNeurology pipeline remains significant. Elan Drug Technologies — 40 years of drug delivery leadership PAGES 33-39 EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefi ts to patients, using our extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. In 2009, Elan celebrated its 40th anniversary in the drug delivery business. Since our founding, we have applied our skills and knowledge from concept development through to full-scale manufacturing. Because of our successful collaborations with leading pharmaceutical companies, every day more than two million people use products enabled by EDT. Our portfolio includes 25 products marketed by EDT licensees and 14 products in clinical development. Our two principal drug technology platforms are our Oral Controlled Release technology (OCR) and NanoCrystal® technology capabilities. Elan Corporation, plc 2009 Annual Report 21

Conclusion of strategic review On 13 January 2009, we announced that our board of directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of our strategic alternatives. The purpose of the engagement was to secure access to financial resources and commercial infrastructure that would enable us to accelerate the development and commercialisation of our extensive pipeline and product portfolio while maximising the ability of our shareholders to participate in the resulting longer term value creation. On 17 September 2009, we completed a defi nitive transaction with Johnson & Johnson whereby Johnson & Johnson acquired substantially all of our assets and rights related to AIP, through a newly formed Johnson & Johnson subsidiary, Janssen AI. In addition, Johnson & Johnson, through its subsidiary Janssen Pharmaceutical, invested $885.0 million in exchange for 107.4 million newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares. Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialisation of AIP. In consideration for the transfer of our AIP assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profi ts of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration with Wyeth (which has been acquired by Pfi zer). We refer to these transactions as the “Johnson & Johnson Transaction” in this Annual Report. We recognised a net gain on divestment of the AIP business of $118.0 million for 2009. Subsequent to the completion of the Johnson & Johnson Transaction, we announced a cash tender offer for the outstanding $850.0 million in aggregate principal amount of 7.75% senior notes due 15 November 2011 (7.75% Notes). The 7.75% Notes were fully redeemed by the end of December 2009. In addition, we completed the offering and sale of $625.0 million in aggregate principal amount of 8.75% senior notes due 15 October 2016 (8.75% Notes). Following completion of the strategic review, and subsequent debt refinancing, the total aggregate principal amount of our debt has been reduced from $1,765.0 million at 31 December 2008, to $1,540.0 million at 31 December 2009, and the weighted average maturity of our debt was extended by approximately 70%, from 35 months prior to the refinancing to 60 months after the refinancing. 22 Elan Corporation, plc 2009 Annual Report

BioNeurology: Defi ning the future of degenerative neurological therapies Important clinical progress: Elan’s Alzheimer’s disease programmes Elan’s scientists have been leaders in Alzheimer’s disease research for more than 25 years, and insights gained from our work are an important part of the scientific foundation of understanding this disease. We are known and respected for our innovative Alzheimer’s disease platforms and our commitment to creating new therapeutic opportunities for patients desperately in need of them. Our scientific approach Our scientific approach to Alzheimer’s disease is centered upon our landmark basic research that revealed the fundamental biology that leads to the production and accumulation of a toxic protein, beta amyloid, in the brains of Alzheimer’s disease patients. The process by which this protein is generated, aggregates and is ultimately deposited in the brain as plaque is often referred to as the beta amyloid cascade. The formation of beta amyloid plaques is the hallmark pathology of Alzheimer’s disease. Beta amyloid forms when a small part of a larger protein called the amyloid precursor protein (APP) is cleaved from the larger protein. This separation happens when enzymes called secretases “clip” or cleave APP. It is becoming increasingly clear that once beta amyloid is produced, it exists in multiple physical forms with distinct functional activities. It is believed that the toxic effects of some of these forms may be involved in the complex cognitive, functional and behavioural defi cits characteristic of Alzheimer’s disease. A growing body of scientific data, discovered by researchers at Elan and other organisations, suggest that modulating the beta amyloid cascade may result in breakthrough treatments for Alzheimer’s disease patients. Elan scientists and others continue to study and advance research in this critical therapeutic area.

Three approaches to disrupting the beta amyloid cascade Our scientists and clinicians have pursued separate therapeutic approaches to disrupting three distinct aspects of the beta amyloid cascade: Clearing existing beta amyloid from the brain (beta amyloid immunotherapies), through the AIP (transferred to Janssen AI); Preventing aggregation of beta amyloid in the brain (ELND005), in collaboration with Transition; and Preventing production of beta amyloid in the brain with secretase inhibitors. Beta amyloid immunotherapies (AIP) Beta amyloid immunotherapy pioneered by our scientists involves the potential treatment of Alzheimer’s disease by inducing or enhancing the body’s immune response in order to clear toxic species of beta amyloid from the brain. In almost a decade of collaboration with Wyeth (which has been acquired by Pfi zer), our scientists developed a series of therapeutic monoclonal antibodies and active vaccination approaches that may have the ability to reduce or clear beta amyloid from the brain. These new approaches have the potential to alter the underlying cause of the disease by reducing a key pathway associated with it. The AIP includes bapineuzumab and ACC-001, as well as other compounds. Alzheimer’s Immunotherapy Program(1) (Johnson & Johnson and Pfi zer) Bapineuzumab (AAB-001) Monoclonal Antibody Intravenous Bapineuzumab (AAB-001) Monoclonal Antibody Subcutaneous AAB-002 Monoclonal Antibody ACC-001 Immunoconjugate (1) As part of the Johnson & Johnson transaction in September 2009, Janssen AI acquired substantially all of our assets and rights related to AIP (see below for additional information). Bapineuzumab is an experimental humanised monoclonal antibody delivered intravenously that is being studied as a potential treatment for mild to moderate Alzheimer’s disease. Bapineuzumab is thought to bind to and clear beta amyloid peptide in the brain. It is designed to provide antibodies to beta amyloid directly to the patient (passive immunotherapy), rather than prompting patients to produce their own immune responses (active immunotherapy). Bapineuzumab has received fast-track designation from the U.S. Food and Drug Administration (FDA), which means that it may receive expedited approval in certain circumstances, in recognition of its potential to address the significant unmet needs of patients with Alzheimer’s disease. The Phase 3 programme includes four randomised, double-blind, placebo-controlled studies across two subpopulations (based on ApoE4 genotype) with mild to moderate Alzheimer’s disease, with patients distributed between North America and the rest of world (ROW). 24 Elan Corporation, plc 2009 Annual Report

Bapineuzumab clinical trial participant Harold Smith and his wife Sylvia shared their experience with Elan employees in King of Prussia, Pennsylvania and Athlone, Ireland. ACC-001, is a novel vaccine intended to induce a highly specifi c antibody response by the patient’s immune system to beta amyloid (active immunotherapy), and is currently being evaluated in a Phase 2 clinical study. ACC-001 has also been granted fast track designation by the FDA. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfi zer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialisation of AIP. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profi ts of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration. In 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialisation of a novel therapeutic agent for Alzheimer’s disease. The small molecule ELND005 is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. Preclinical data suggest that ELND005 may act through the unique mechanism of preventing and reversing the fi brilisation of beta amyloid (the aggregation of beta amyloid into clumps of insoluble oligomers), thus enhancing clearance of amyloid and preventing plaque deposition. Daily oral treatment with this compound has been shown to prevent cognitive decline in a transgenic mouse model of Alzheimer’s disease, with reduced amyloid plaque load in the murine brain and increased life span of these animals. ELND005 is currently in a Phase 2 clinical study, AD201, which completed enrollment in October 2008. The study is a randomised, double-blind, placebo-controlled, dose-ranging, safety and effi cacy study which enrolled approximately 350 patients with mild to moderate Alzheimer’s disease. The planned treatment period for each patient is approximately 18 months. In December 2009, we and Transition announced modifi cations to the ELND005 Phase 2 and Phase 2 open label extension study (AD251). Patients were withdrawn from the study in the two higher dose groups (1,000mg and 2,000mg dosed twice daily). The Phase 2 study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. Elan Corporation, plc 2009 Annual Report 25

The decision by the companies to take these actions was made in concurrence with the Independent Safety Monitoring Committee (ISMC) following a review of the ongoing ELND005-AD201 study. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 and these deaths has not been established. The ISMC and both companies concurred that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group. We continue to expect the ongoing study to provide important data to guide the next steps in the development of ELND005 for the potential treatment of Alzheimer’s disease. Secretase inhibitors Beta and gamma secretases are proteases, or enzymes that break down other proteins, that clip APP and result in the formation of beta amyloid. This is significant because if the “clipping” of APP could be prevented, the pathology of Alzheimer’s disease may be changed. We have been at the forefront of research in this area, publishing extensively since 1989, and have developed and are pursuing advanced discovery programmes focused on molecule inhibitors of beta and gamma secretases. GAMMA SECRETASE Gamma secretase is a multi-protein complex that is required to produce beta amyloid. We have played a critical leadership role characterising how gamma secretase may affect Alzheimer’s disease pathology. Our fi nding that functional gamma secretase inhibitors appear to reduce beta amyloid levels in the brain, published in the Journal of Neurochemistry in 2001, was an important step in this area of Alzheimer’s disease research. We continue to progress our gamma secretase discovery programme with unique molecules that affect the activity of gamma secretase in a substrate-specifi c manner. Our development programme for ELND006, a small molecule gamma secretase inhibitor, continues to progress through Phase 1 clinical studies, with additional gamma secretase inhibitor programmes advancing in late stages of preclinical development. In addition to our internal gamma secretase programmes, we also retain certain rights to Eli Lilly and Company’s (Lilly) LY450139 compound, which arose from collaborative research between us and Lilly. In 2008, Lilly initiated Phase 3 trials for LY450319 for mild to moderate Alzheimer’s disease. BETA SECRETASE Beta secretase, sometimes called BACE (for Beta-site of APP Cleaving Enzyme), is believed to initiate the fi rst step in the formation of beta amyloid, the precursor to plaque development in the brain. Our fi ndings concerning the role beta secretase plays in beta amyloid production, published in Nature in 1999, are considered a landmark discovery. Today, we continue to be at the center of understanding the complexities of beta secretase. Our ongoing drug discovery efforts in this area focus on inhibiting beta secretase and its role in the progression of Alzheimer’s disease pathology. SMALL MOLECULE (P75) LIGANDS In June 2009, we entered into an exclusive collaboration with PharmatrophiX, a biotechnology company focused on the development of small molecule ligands for growth factor receptors relevant to neurological disorders. We are working with PharmatrophiX on continued research on all p75 ligands, compounds that mimic the activity of neurotrophins by interacting with neurons that are susceptible to loss in Alzheimer’s disease, for neurologic indications. LM11A-31, which is the lead compound in the PharmatrophiX portfolio, interacts with and potentially protects neurons that are susceptible to loss in Alzheimer’s disease. The addition of this compound diversifi es our portfolio by adding an orally available therapeutic platform that may attack Alzheimer’s disease from a different, and potentially complementary, approach than current investigational molecules in our pipeline. 26 Elan Corporation, p lc 2009 Annual Report

Parkinson’s research
Elan has several active early discovery efforts in Parkinson’s disease, guided by our expertise in Alzheimer’s disease. Elan scientists are exploring multiple therapeutic strategies to tackle this poorly understood, devastating disease, with specific focus on the analysis of human genetics and pathology to discover mechanisms to prevent disease progression.
Alpha-synuclein is a protein genetically linked to Parkinson’s disease and a key component in degenerating neurons in brain regions controlling movement. Alterations in alpha-synuclein are believed to play a critical role in Parkinson’s disease.
Our scientists have made significant scientific progress in identifying unusual modified forms of alpha-synuclein in human Parkinson’s disease brain tissue. In January 2009, our scientists published new research in the Journal of Biological Chemistry about the discovery of a protein that may be involved in the modification of alpha-synuclein. The normal function of alpha-synuclein is unknown, but modified forms accumulate during pathological conditions and form Lewy bodies.
Our scientists are studying the nature of these modifications and, in the 2009 paper, reported the identity of a protein that appeared to be a contributor to changes in the alpha-synuclein protein. We are using experimental models of Parkinson’s disease to conduct tests to determine the involvement of the protein in the formation of Lewy bodies in brain tissue.
We are also studying parkin, a protein found in the brain that, like alpha-synuclein, has been genetically linked to Parkinson’s disease. Parkin may be involved in the elimination of misfolded proteins within neurons, and has demonstrated neuroprotective capabilities in cells. Some familial forms of Parkinson’s disease have been linked to mutations in parkin, with more than 50 percent of early-onset Parkinson’s disease being linked to a loss of parkin protein and function in neurons.
Our study of the relationship between parkin activity and neurodegeneration is in the drug discovery stage.

Multiple sclerosis
Tysabri for the treatment of multiple sclerosis
Tysabri, which is co-marketed by us and Biogen Idee, Inc. (Biogen Idee) is approved in more than 45 countries, including the United States, the European Union, Switzerland, Canada, Australia and New Zealand. In the United States, it is approved for relapsing forms of MS and in the European Union for relapsing-remitting MS.
According to data published in the New England Journal of Medicine, after two years Tysabri treatment led to a 68% relative reduction in the annualised relapse rate, compared with placebo, and reduced the relative risk of disability progression by 42% to 54%.
Tysabri is redefining success in the treatment of MS. In post-hoc analyses of the clinical trial data published in The Lancet Neurology, 37% of 7/sabn-treated patients remained free of their MS activity, based on MRI and clinical measures, compared to 7% of placebo-treated patients.
Additional analyses have provided evidence that Tysabri is associated with a significant improvement in functional outcome, rather than only slowing or preventing progression of disability, in those living with MS. Patients with a common baseline expanded disability status scale score (an EDSS of 2.0) treated with Tysabri showed a significant increase in the probability of sustained improvement in disability; this increase was 69% relative to placebo.
Tysabri increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain, caused by the JC virus, that can lead to death or severe disability. The risk of PML increases with increasing duration of use.
In the United States, Europe and the ROW, provisions are in place to ensure patients are informed of the risks associated with Tysabri therapy, including PML, and to enhance collection of post-marketing data on the safety and utilisation of Tysabri for MS.
On 21 January 2010, the European Medicines Agency (EMA) finalised a review of Tysabri and the risk of PML. The EMA’s Committee for Medicinal Products for Human Use (CHMP) concluded that the risk of developing PML increases after two years of use of Tysabri, although this risk remains low. However, the benefits of the medicine continue to outweigh its risks for patients with highly active relapsing-remitting MS, for whom there are few treatment options available.
For 2009, Tysabri global in-market net sales increased by 30% to $1,059.2 million from $813.0 million for 2008.
As of the end of December 2009, approximately 48,800 patients were on therapy worldwide, including approximately 24,500 commercial patients in the United States and approximately 23,700 commercial patients in the ROW.
The safety data to date continues to support a favorable benefit-risk profile for Tysabri. Complete information about Tysabri for the treatment of MS, including important safety information, is available at www.Tysabri.com. The contents of this website are not incorporated by reference into this Annual Report.
Pamela Yelnick spoke to Elan employees in Athlone and South San Francisco about her experience using Tysabri for her MS.

Crohn’s disease
Tysabri for the treatment of Crohn’s disease
We evaluated Tysabri as a treatment for Crohn’s disease in collaboration with Biogen Idee. The safety and efficacy of Tysabri as both an induction and maintenance therapy were evaluated in 11 clinical studies, including three pivotal, randomised, double-blind, placebo-controlled, multi-centre trials.
On 14 January 2008, the FDA approved the supplemental Biologies License Application (sBLA) for Tysabri, for inducing and maintaining clinical response and remission in adult patients with moderately to severely active Crohn’s disease, with evidence of inflammation, who have had an inadequate response to, or are unable to tolerate, conventional Crohn’s disease therapies and inhibitors of TNF-alpha.
Also in January 2008, we were notified by the European Commission that it had denied marketing authorisation of Tysabri as a treatment of Crohn’s disease.
We launched Tysabri for the treatment of Crohn’s disease in the United States in the first quarter of 2008. On 12 December 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.
In October 2009, Tysabri data was presented at the College of Gastroenterology Annual Scientific Meeting in San Diego showing that treatment with Tysabri significantly reduced the rate of hospitalisation compared with placebo in patients with moderate to severe Crohn’s disease during both induction and maintenance treatment. These results were obtained from retrospective subset analyses of three registrational Phase 3 trials (ENACT-1 (Efficacy of Natalizumab as Active Crohn’s Therapy), ENACT-2 (Evaluation of Natalizumab as Continuous Therapy) and ENCORE (Efficacy of Natalizumab in Crohn’s Disease Response and Remission)), and one open-label study (ENABLE (Evaluation of the Natalizumab Antibody for Long-term Efficacy)).
Complete information about Tysabri for the treatment of Crohn’s disease, including important safety information, is available at www.Tysabri.com. The contents of this website are not incorporated by reference into this Annual Report.
Jason, 25 years old, was diagnosed with moderate to severe Crohn’s disease in 2006 and is being treated with Tysabri.
Elan Corporation, pic 2009 Annual Report

Prialt for the treatment of severe chronic pain
Revenue from the sales of Prialt® (intrathecal infusion) was $16.5 million for 2009 and 2008.
In 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as at 31 December 2009.
Prialt is a non-opioid, intrathecal analgesic and represents a therapeutic option for interventional pain specialists. Prialt has had an impact in a broad range of chronic pain syndromes, especially in the area of severe neuropathic pain.
Prialt is administered through appropriate programmable microinfusion pumps that can be implanted or external and that release the drug into the fluid surrounding the spinal cord. Prialt is in a class of non-opioid analgesics known as N-type calcium channel blockers. It is a synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus Magus. Research suggests that the novel mechanism of action of Prialt works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals.
On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharma International Limited. We expect the transaction to close in the second quarter of 2010.
Hospital antibiotics
We distribute two products that treat severe bacterial infections, which remain a major medical concern. Azactam® (aztreonam for injection, USP) and Maxipime® (cefepime hydrochloride) are designed to address medical needs within the hospital environment.
Azactam
We licensed the U.S. marketing rights to this injectable antibiotic from Bristol-Myers Squibb Company (Bristol-Myers) in January 1999. Azactam is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. Azactam is often used in these infections for patients who have a known or suspected penicillin allergy.
For 2009, revenue from Azactam decreased 16% to $81.4 million, compared to $96.9 million for 2008, principally due to supply shortages. Azactam lost its patent exclusivity in October 2005. We will cease distributing Azactam as of 31 March 2010.
Maxipime
We licensed the U.S. marketing rights to Maxipime from Bristol-Myers in January 1999. Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections.
For 2009, revenue from Maxipime decreased 51% to $13.2 million from $27.1 million for the 2008. The decrease was principally due to generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched. We will cease distributing Maxipime as of 30 September 2010.
Unique scientific opportunities
Our BioNeurology pipeline includes a range of unique medical and scientific opportunities across a number of indications and formulations, particularly in our small molecule integrin platform. We believe this reflects considerable potential value for external licensing and/ or collaborating opportunities, beyond our core focus in neuroscience.
Alpha 4 Integrin
Our therapeutic strategy for treating autoimmune and other diseases is to identify mechanisms common to these diseases and develop novel therapeutics that stop the underlying causes of disease. Alpha 4 integrin is a protein expressed by immune cells that allows those cells to leave the bloodstream and invade target tissues. Blocking alpha 4 integrin stops immune cells from entering tissues.
Since first publishing the hypothesis concerning the therapeutic potential of blocking alpha 4 integrin in 1992, our scientists have been expanding and refining our understanding of how cells enter tissues. Through this deep understanding, we have developed small molecules that can selectively block particular alpha 4 integrin interactions.
We have advanced a number of compounds in this area, including ELND002, which is currently being studied for MS and oncology.
Elan Corporation, pic 2009 Annual Report

BioNeurology products and pipeline

		Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Filed	Approved	Marketed
Neurodegenerative diseases	**Alzheimer's Disease Abeta Aggregation Inhibitors** (with Transition Therapeutics)								
	ELND005	■	■	■	■				
	Alzheimer's Disease Secretase Inhibitors								
	Beta Secretase Research	■							
	Gamma Secretase Research	■	■						
	Gamma Secretase Inhibitor (ELND007)	■	■						
	Gamma Secretase Inhibitor (ELND006)	■	■	■					
	Alzheimer's Disease Neurotrophin Receptors (with Pharmatrophix)								
	p75 Ligands	■							
	Parkinson's Disease								
	Parkinson's Research	■							
Autoimmune diseases	**Multiple Sclerosis** (with Biogen Idec)								
	Tysabri® (natalizumab) (U.S.)	■	■	■	■	■	■	■	■
	Tysabri® (natalizumab) (EU)	■	■	■	■	■	■	■	■
	Tysabri® Subcutaneous	■	■	■	■				
	Crohn's Disease (with Biogen Idec)								
	Tysabri® (natalizumab) (U.S.)	■	■	■	■	■	■	■	■
	Small Molecules (natalizumab follow-ons)								
	ELND002	■	■	■					
	Autoimmune Research	■							
Specialty business	**Severe Chronic Pain**								
	Prialt® (ziconotide intrathecal infusion) (U.S.) [1]	■	■	■	■	■	■	■	■
	Hospital Antibiotics								
	Azactam® (aztreonam for injection, USP) (U.S.) [2]	■	■	■	■	■	■	■	■
	Maxipime® (cefepime hydrochloride for injection) (U.S.) [3]	■	■	■	■	■	■	■	■

Elan Corporation, plc 2009 Annual Report 31

BioNeurology products and pipelineNeurodegenerative Alzheimer’s Disease Abeta Aggregation Inhibitors.. (with Transition Therapeutics)dlSeaSeS ELND005Alzheimer’s Disease Secretase InhibitorsBeta Secretase Research Gamma Secretase Research Gamma Secretase Inhibitor (ELND007) Gamma Secretase Inhibitor (ELND006)Alzheimer’s Disease Neurotrophin Receptors(with Pharmatrophix)p75 Ligands Parkinson’s DiseaseParkinson’s ResearchAutoimmune Multiple Sclerosis (with Biogen Idee)diseases ^h^h^h^h^h^h^h^hTysabri® (natalizumab) (U.S.)Tysabri® (natalizumab) (EU)Tysabri® SubcutaneousCrohn’s Disease (with Biogen Idee)Tysabri® (natalizumab) (U.S.)Small Molecules (natalizumab follow-ons)ELND002Autoimmune ResearchSpecialty business Severe Chronic PainPrialt® (ziconotide intrathecal infusion) (U.S.)“1 Hospital AntibioticsAzactam® (aztreonam for injection, USP) (U.S.) I2) Maxipime® (cefepime hydrochloride for injection) (U.S.)I3):,) On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharmanternational Limited. We expect the transaction to close in the second quarter of 2010. :a We will cease distributing Azactam® as of 30 September 2010. :3) We will cease distributing Maxipime® as of 31 March 2010.Elan Corporation, pic 2009 Annual Report

Elan Drug Technologies: 40 years of drug delivery leadership
On 18 December 2009, EDT celebrated its official anniversary and 40 years of leadership in the drug delivery business. Since its founding in Ireland in 1969, EDT has been focused on developing and applying technologies to unsolved drug formulation challenges.
Throughout its 40 year history, EDT has been a leader, bringing forth innovative solutions that have addressed real patient needs, with significant benefits across the pharmaceutical industry.
Since 2001, 12 products incorporating EDT technologies have been approved and launched in the United States alone. To date, EDT’s drug delivery technologies have been commercialised in 36 products around the world, contributing to annual client sales of more than $3.1 billion.
Highlights
LuvoxCR® was launched in the United States in January 2009, using our SODAS9 technology for the treatment of social anxiety disorder (SAD) and obsessive compulsive disorder (OCD), by Jazz Pharmaceuticals Inc.
In July 2009, Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, announced the approval of Invega® Sustenna™, a once monthly atypical antipsychotic injection, by the FDA. The approval of Invega Sustenna was an important milestone as it marks the first long-acting injectable product approved by regulatory authorities using our NanoCrystal technology. Invega Sustenna is the fifth licensed product using the A/anoC/ysfa/technology for various formulations approved by the FDA. Janssen also announced it had submitted a Marketing Authorisation Application (MAA) for paliperidone palmitate with the European Regulatory Agencies.
Doug White, NanoCrystal technology Sr. Project Manager, King of Prussia, Pennsylvania.

In October 2009, Emend® (aprepitant) was approved in Japan, thereby becoming the first Japanese product approval incorporating our NanoCrystal technology.
In January 2010, the FDA approved Ampyra™ (dalfampridine) as a treatment to improve walking ability in patients with MS. Ampyra will be marketed and distributed in the United States by Acorda Therapeutics Inc. (Acorda) and outside the United States by Biogen Idee. Ampyra is the first New Drug Application approved by the FDA for a product using the MXDAS™ technology and is the first medicine approved by the FDA indicated to improve walking ability in people with MS as measured by walking speed. The product was subsequently launched in the United States in March 2010. In addition, in January 2010, Biogen Idee announced the submission of an MAA to the EMA for Fampridine Prolonged Release (Fampridine-PR) tablets. Biogen Idee also announced that it has filed a New Drug Submission (NDS) with Health Canada. EDT will manufacture supplies of Ampyra for the global market at its Athlone, Ireland, facility, under an existing supply agreement with Acorda.
Advancing technologies, improving medicines
EDT is an established, profitable business unit of Elan, that has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed worldwide. Today, products enabled by EDT technologies are used by more than two million patients each day.
Throughout its 40 years in business, EDT has remained committed to using its extensive experience, drug delivery technologies and commercial capabilities to help clients develop innovative products that provide clinically meaningful benefits to patients. Committed to innovation — whether in the products developed, advancing our existing technologies or developing new technologies — EDT has been driven by some of the best scientific talent in the area of drug delivery formulation. We provide a broad range of creative drug formulation approaches, including formulation development, scale-up and manufacturing. Commercialised technologies include those for poorly water-soluble compounds as well as technology platforms for customised oral release.

Since 2001, our technologies have been incorporated and subsequently commercialised in 12 products in the United States. With 14 pipeline products in the clinic, multiple preclinical programmes and a strong client base, EDT plans to maintain its position as the leading drug delivery company worldwide.
During 2009, EDT generated $275.9 million (2008: $299.2 million) in revenue and an operating profit of $70.9 million in 2009 (2008: $83.8 million). EDT generates revenue from two sources: royalties and manufacturing fees from licensed products, and contract revenues relating to R&D services, license fees and milestones.
EDT revenues for 2009 were impacted by the withdrawal of, or significantly decreased, promotional efforts by our clients in respect of Skelaxin® and TriCor® 145. Revenues were also impacted by the scheduled expiry of supply agreements for some smaller legacy products.
Typically, EDT receives royalties in the single-digit range as well as manufacturing fees based on cost-plus arrangements where appropriate. More recently, EDT has brought product concepts to a later stage of development before out-licensing and as a result will seek to attain an increasing proportion of revenue.
EDT’s business strategy
Throughout our 40-year history, we have invested in the development of innovative technologies, particularly in OCR platform technologies and technologies for poorly water-soluble compounds. Although revenues declined in 2009, over the medium term we are focused on profitably growing as a drug delivery business, underpinned by our product development capabilities and drug delivery technologies.
In the near to medium term, we will drive growth through our existing approved licensed products and pipeline of 14 products in clinical development. We will also seek to generate new pipeline opportunities by entering into further licensing arrangements with pharmaceutical companies as well as identifying and developing proprietary products as we evolve our drug delivery business model. We will also seek to generate revenue through our scale-up and manufacturing capabilities. As a leading provider of drug delivery technologies, we will continue to invest in the development and application of novel drug delivery technologies.
At left, employees celebrating an early EDT groundbreaking in Gainesville, Georgia; at right, a 40th anniversary celebration in Athlone, Ireland.

Our strategy, based on our comprehensive product development and proprietary technology platforms, involves two complementary elements:
• Working with pharmaceutical companies to develop products through the application of our technologies to their pipeline and marketed products; and
• Selectively developing product candidates based on our proprietary technologies where we originate the product concept and ultimately develop the product to a later stage of development prior to out-licensing or making a decision to continue internal development.
Our drug delivery technologies are key to our future business. Today, we have many patents and patent applications around our key technology and product areas.
Marketed products
Twenty-five (25) products incorporating EDT technologies are currently marketed by EDT licensees. EDT receives royalties and, in some cases, manufacturing fees on these products, which include:
(1) Abbott Laboratories TriCor® 145 Cholesterol reduction Acorda Therapeutics, Inc. Zanaflex Muscle spasticity Capsules® Janssen Invega® Schizophrenia Sustenna™ Jazz Pharmaceuticals Inc. Luvox CR® SAD and OCD King Pharmaceuticals, Inc. Avinza® Chronic pain Merck & Co., Inc. Emend® Nausea post chemo NovartisAG Focalin®XR/ ADHD1” Ritalin® LA Par Pharmaceutical Co., Inc. Megace® ES Cachexia Pfizer (Wyeth) Rapamune® Anti-rejection Victory Pharma Naprelan® NSAIDI2)-Pain Attention Deficit Hyperactivity Disorder
(2) Non-Steroidal Anti-Inflammatory Drug
(1) (1)
Elan Corporation, pic 2009 Annual Report
EDT’s Matrix Drug Absorption System (MXDAS) technology has been applied to the recently approved Ampyra product for the U.S. market to produce a sustained release formulation.

EDT product pipeline

		EDT Technology	Phase 1	Phase 2	Phase 3	Filed	Approved	Marketed
Janssen [1] (Johnson & Johnson)	Invega® Sustenna™	*NanoCrystal* ®						
Acorda Therapeutics [2]	Ampyra™	OCR						
EDT proprietary	Morphine - Europe	OCR						
EDT proprietary	Megestrol NCD - Europe	*NanoCrystal* ®						
Zogenix	ZX002	OCR						
EDT proprietary	Pain product	*NanoCrystal* ®						
Various [3]	8 products	*NanoCrystal*®, OCR						

Elan Corporation, plc 2009 Annual Report 37

EDT product pipeline
EDT’s current pipeline spans a range of therapeutic classes, routes of administration and licensee profiles, as outlined below. In addition, EDT has a large number of projects at the preclinical or formulation development stage.
Technology
Janssen “> Invega® Sustenna™ NanoCrystal® I
(Johnson & Johnson)
Acorda Therapeuticsl2) Ampyra™ OCR
EDT proprietary Morphine — Europe OCR
EDT proprietary Megestrol NCD — Europe NanoCrystal® I
Zogenix ZX002 OCR
EDT proprietary Pain product NanoCrystal® I
Variousl3) 8 products NanoCrystal®, I
OCR
:,) lnvega®Sustenna™ is currently marketed in the United States and an MAA has been submitted with the
European Regulatory Agencies. 121 Biogen Idee has announced the submission of an MAA to the EMA for Fampridine-PR tablets and the filing of an
NDS to Health Canada for Fampridine-SR tablets. 31 Includes improved existing product; new chemical entity not yet on market in any form; broad collaborative
NanoCrystal® technology in-licensee products; and NanoCrystal®/OCR combination technology.
Elan Corporation, pic 2009 Annual Report

Validated platform of technologies — Oral controlled release and NanoCrystal technology EDT has a unique platform of validated technologies to offer our clients —including oral controlled release, delayed release, and pulsatile release delivery systems as well as technology solutions for poorly water-soluble compounds. We have a complete range of capabilities from formulation development through to commercial-scale manufacture in modern facilities. Our technologies are supported by a robust patent estate. PROVEN INNOVATION FOR POORLY WATER-SOLUBLE COMPOUNDS — NANOCRYSTAL TECHNOLOGY EDT’s proprietary NanoCrystal technology is a drug optimisation technology applicable to many poorly water-soluble compounds. It is an enabling technology for evaluating new chemical entities exhibiting poor water solubility and a tool for optimising the performance of established drugs. NanoCrystal technology involves reducing drugs to particles in the nanometre size. By reducing particle size, the exposed surface area of the drug is increased and then stabilised to maintain particle size. A drug in NanoCrystal form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements to clinical performance. Our NanoCrystal technology is: . Proven — Five licensed products have been launched to date, achieving over $1.9 billion annual in-market sales. . Patent protected — Over 1,000 patents/patent applications around the NanoCrystal technology in the United States and the ROW. . Simple, easy and effective - Optimised and simplifi ed from over 15 years of development behind the technology. It is applicable to all dosage forms and has been manufactured at commercial scale since 2001. The potential benefi ts of applying the NanoCrystal technology for existing and new products include: . Enhancing oral bioavailability; . Increased therapeutic effectiveness; . Reducing/eliminating fed/fasted variability; . Optimising delivery; and . Increased absorption. EDT’s NanoCrystal technology has now been incorporated into fi ve licensed and commercialised products, with more than 30 other compounds at various stages of development. ORAL CONTROLLED RELEASE TECHNOLOGY PLATFORM OCR technologies provide signifi cant benefi ts in developing innovative products that provide meaningful clinical benefi ts to patients. EDT has developed a range of OCR technologies, which it applies to help overcome many of the technical diffi culties that have been encountered in developing OCR products. OCR products are often diffi cult to formulate, develop and manufacture. As a result, signifi cant experience, expertise and know-how are required to successfully develop such products. EDT’s OCR technologies are focused on using advanced drug delivery technology and its manufacturing expertise to formulate, develop and manufacture controlled release, oral dosage form pharmaceutical products that improve the release characteristics and effi cacy of active drug agents, and also provide improved patient convenience and compliance. The drug delivery technologies employed, coupled with its manufacturing expertise, enable EDT to cost effectively develop value-added products and to enhance product positioning. 38 Elan Corporation, plc 2009 Annual Report

EDT’s suite of OCR technologies has been incorporated into many commercialised products. EDT’s OCR technology platform allows a range of release profi les and dosage forms to be engineered. Customised release profi les for oral dosage forms such as extended release, delayed release and pulsatile release have all been successfully developed and commercialised. A unique platform of validated technologies to offer our clients: . Validated and commercialised — 20 products currently on the market. . Multiple OCR technologies — Our OCR platform includes specifi c technologies for tailored delivery profi les including SODAS technology (controlled and pulsatile release), IPDAS ® technology (sustained release), CODAS® technology (delayed release) and the MXDAS drug absorption system. . Patent protected — Over 450 issued/fi led patents in the United States and the ROW. . Fully scaleable — Optimised from 40 years of development. In-house manufacturing capabilities in the United States and Europe. Manufacturing, development and scale-up expertise EDT has a long and established history in the manufacture and development of pharmaceutical dosage forms for pharmaceutical markets worldwide, with multiple products successfully launched in North America, Asia, Europe, Latin America and Australasia. EDT’s main production facilities are located in Athlone, Ireland, and Gainesville, Georgia, United States. We have manufactured fi nished solid oral pharmaceutical products for clients for well over 30 years. In addition to formulation development, EDT provides a range of contract manufacturing services that include analytical development, clinical trial manufacturing, scale-up, product registration support and supply chain management for client products. Range of manufacturing services: . FDA and EMA approved sites with capacity to manufacture up to 1.5 billion units annually of solid oral dosage product. . 250,000 square feet of current good manufacturing practices (cGMP) facilities between our sites in Ireland and the United States. . Other services include regulatory support, supply chain support, and launch management. The vision of Elan founder Don Panoz, left, continues to be realised today in the innovative technologies of EDT. At right, Sandeep Kaur in King of Prussia, Pennsylvania. Elan Corporation, plc 2009 Annual Report 39

Environment The U.S. market is our most important market. Refer to Note 5 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval,” place emphasis on requirements in the United States. Government regulation The pharmaceutical industry is subject to signifi cant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, effi cacy and quality of new drugs and devices and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialisation, can take in excess of 10 years. Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. Non-compliance with applicable requirements can result in fi nes and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications for drugs, biological products or medical devices until manufacturing or other alleged defi ciencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labelling restrictions. In addition, the U.S. Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specifi c regulations for packaging, labelling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines. The pricing of pharmaceutical products is regulated in many countries and the mechanism of price regulation varies. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, it is not possible to predict future regulatory action on the pricing of pharmaceutical products. In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Offi ce of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran®, a product we divested to Eisai in April 2004. We are continuing to cooperate with the government in its investigation. The resolution of the Zonegran matter could require Elan to pay very substantial civil or criminal fi nes, and take other actions that could have a material adverse effect on Elan and its fi nancial condition, including the exclusion of our products from reimbursement under government programmes. Any resolution of the Zonegran matter could give rise to other investigations or litigation by state government entities or private parties. 40 Elan Corporation, plc 2009 Annual Report

Product approval Preclinical tests assess the potential safety and effi cacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application before human testing may proceed. The clinical trial process can take three to 10 years or more to complete, and there can be no assurance that the data collected will demonstrate that the product is safe or effective or, in the case of a biologic product, pure and potent, or will provide suffi cient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede or prevent marketing authorisation. The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labelling, are evaluated and, if determined appropriate, submitted to the FDA through a licence application such as a New Drug Application (NDA) or a Biologics License Application (BLA). In certain cases, an Abbreviated New Drug Application (ANDA) can be fi led in lieu of fi ling an NDA. There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no Don Panoz presides over an early ribbon-cutting at left. In 2009, Elan celebrated the opening of new South San Francisco facilities, right. Elan Corporation, plc 2009 Annual Report 41 assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any signifi cant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labelling of all products developed by us are also subject to FDA approval and ongoing regulation. Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unifi ed fi lings for European Union countries, in general, most other countries have their own procedures and requirements. Once a product has been approved, signifi cant legal and regulatory requirements apply in order to market a product. In the United States, these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to cGMP requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientifi c/educational grant programmes must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. Manufacturing Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application for such product. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic or device application, and must be registered with the FDA. The application will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the product and determines that the facility is in compliance with cGMP requirements. At 31 December 2009, we employed 518 people in our manufacturing and supply activities, with over half of these in Athlone, Ireland. This facility is our primary location for the manufacture of oral solid dosage products, including instant, controlled release and oral nano particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional OCR dosage product manufacturing capability and is registered with the U.S. Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs. All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. There are FDA 42 Elan Corporation, plc 2009 Annual Report

regulations governing the production of pharmaceutical products. Our facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations. During 2009, the extent of utilisation of our manufacturing facilities was approximately 50% of our total productive capacity. This capacity underutilisation principally relates to our Athlone, Ireland, facility. Patents and intellectual property rights Our competitive position depends on our ability to obtain patents on our technologies and products, to defend our patents, to protect our trade secrets and to operate without infringing the valid patents or trade secrets of others. We own or license a number of patents in the United States and other countries. These patents cover, for example: . Pharmaceutical active ingredients, products containing them and their uses; . Pharmaceutical formulations; and . Product manufacturing processes. Tysabri is covered by a number of issued patents and pending patent applications in the United States and many other countries. We have a basic U.S. patent, which expires in 2017, for Tysabri covering the humanised antibody and its use to treat MS. Additional U.S. patents and patent applications of Elan and/or our collaborator Biogen Idec that cover (i) the use of Tysabri to treat irritable bowel disease and a variety of other indications and (ii) methods of manufacturing Tysabri, generally expire between 2012 and 2020. Outside the United States, patents and patent applications on the product and methods of manufacturing the product generally expire between 2014 and 2020, and may be subject to additional patent protection until 2020 in the nature of Supplementary Protection Certifi cates. International patents and patent applications covering methods of treatment using Tysabri would generally expire between 2012 to 2020. In addition to our Tysabri collaboration with Biogen Idec, we have entered into licences covering intellectual property related to Tysabri. We pay royalties under these licences based upon the level of Tysabri sales. We may be required to enter into additional licences related to Tysabri intellectual property. If these licences are not available, or are not available on reasonable terms, we may be materially and adversely affected. The fundamental U.S. patent covering the use of ziconotide, the active ingredient of Prialt, to produce analgesia, expires in 2016. A further U.S. patent covering the stabilised formulation of Prialt expires in 2015. The basic U.S. patent for Maxipime expired in March 2007. Following the introduction of generic cefepime to the market, our revenues from, and gross margin for, Maxipime were materially and adversely affected. We will cease distributing Maxipime as of 30 September 2010. The basic U.S. patent for Azactam expired in October 2005. We will cease distributing Azactam as of 31 March 2010. The primary patent covering Elan’s NanoCrystal technology expires in the United States in 2011 and in some countries outside the United States in 2012. We also have numerous U.S. and international patents and patent applications that relate to our NanoCrystal drug optimisation technology applicable to poorly water-soluble compounds. In addition, we have a robust patent estate resulting from our Alzheimer’s disease research. Elan Corporation, plc 2009 Annual Report 43

Competition The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater fi nancial resources, technical staff, manufacturing, R&D and marketing capabilities than we have. We also compete with smaller research companies and generic drug manufacturers. Tysabri, a treatment for relapsing forms of MS, competes primarily with Avonex® marketed by our collaborator Biogen Idec, Betaseron® marketed by Berlex (an affi liate of Bayer Schering Pharma AG) in the United States and sold under the name Betaferon® by Bayer Schering Pharma in Europe, Rebif® marketed by Merck Serono and Pfi zer Inc. in the United States and by Merck Serono in Europe, and Copaxone® marketed by Teva Neurosciences, Inc. in the United States and co-promoted by Teva and Sanofi -Aventis in Europe. Many companies are working to develop new therapies or alternative formulations of products for MS that, if successfully developed, would compete with Tysabri. A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Our product Azactam lost its basic U.S. patent protection in October 2005, and the basic U.S. patent for Maxipime expired in March 2007. We will cease distributing Azactam and Maxipime in 2010. Generic competitors have challenged existing patent protection for some of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected. Governmental and other pressures toward the dispensing of generic products may rapidly and signifi cantly reduce, slow or reverse the growth in, sales and profi tability of any of our products not protected by patents or regulatory exclusivity, and may adversely affect our future results and fi nancial condition. The launch of competitive products, including generic versions of our products, has had and may have a material adverse effect on our revenues and results of operations. Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation that provides information to medical professionals and launches new products. If we fail to maintain our competitive position, our business, fi nancial condition and results of operations may be materially and adversely affected. 44 Elan Corporation, plc 2009 Annual Report

Distribution We sell our pharmaceutical products primarily to drug wholesalers. Our revenue refl ects the demand from these wholesalers to meet the in-market consumption of our products and to refl ect the level of inventory that wholesalers of our products carry. Changes in the level of inventory can directly impact our revenue and could result in our revenue not refl ecting in-market consumption of our products. We often manufacture our drug delivery products for licensees and distributors but do not usually engage in any direct sales of drug delivery products. Raw materials and product supply Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We are dependent on third-party manufacturers for the pharmaceutical products that we market. An inability to obtain raw materials or product supply could have a material adverse impact on our business, fi nancial condition and results of operations. Employees On 31 December 2009, we had 1,321 employees worldwide, of whom 450 were engaged in R&D activities, 518 were engaged in manufacturing and supply activities, 105 were engaged in sales and marketing activities and the remainder worked in general and administrative areas. Property, plants and equipment We consider that our properties are in good operating condition and that our machinery and equipment have been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities adequate for current and projected needs. For additional information, refer to Note 16 of the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment; Note 30 of the Consolidated Financial Statements, which discloses future minimum rental commitments; Note 31 of the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment; and the “Liquidity and Capital Resources” section of the Financial Review, which discloses our capital expenditures. Elan Corporation, plc 2009 Annual Report 45

The following table lists the location, ownership interest, use and approximate size of our principal properties: Location and ownership interest Size (square feet) Owned: Athlone, Ireland R&D, manufacturing and administration 463,000 Owned: Gainesville, GA, USA R&D, manufacturing and administration 89,000 Leased: South San Francisco, CA, USA R&D, sales and administration 334,000 (1),(2) Leased: King of Prussia, PA, USA R&D, manufacturing, sales and administration 113,000 (3) Leased: Dublin, Ireland Corporate administration 41,000 (1) In June 2007, we entered into lease agreements for an additional building in South San Francisco. The lease term for this building commenced in March 2009. The square footage for this building is approximately 108,000 square feet and is included in the 334,000 square feet noted above. The building is being utilised for our R&D, sales and administrative functions. In December 2007, we entered a lease agreement for a second additional building in South San Francisco, which is currently being fi tted out. The square footage for this building is approximately 89,000 square feet and is not included in the 334,000 square feet noted above. The lease term for this building commenced in January 2010. The building will be utilised for our R&D, sales and administrative functions. (2) In September 2009, we entered into an agreement to sublease laboratory and offi ce space in South San Francisco, which was no longer being utilised by our R&D, sales and administrative functions, to Janssen AI. The square footage for this laboratory and offi ce space is approximately 38,700 square feet and is included in the 334,000 square feet noted above. (3) In June 2009, we entered into lease extension agreements for our R&D facility in King of Prussia, Pennsylvania. The lease agreements for this facility were originally due to expire in May 2012 and April 2009 but were extended to May 2020 and April 2019, respectively. In 2009, patients and their advocates joined Elan employees in Athlone, Ireland; Gainesville, Georgia; King of Prussia, Pennsylvania; and South San Francisco to help mark our 40th anniversary. 46 Elan Corporation, plc 2009 Annual Report

Corporate social responsibility As a company whose fundamental purpose is to pursue scientifi c and therapeutic opportunities to improve people’s lives, we acknowledge the important responsibilities associated with our activities. Our goal is to be appropriately responsive to the expectations of everyone we impact, including not only our shareholders and bondholders, but also the scientifi c, medical and patient communities, employees, suppliers, collaborators, statutory and regulatory bodies, and other governance bodies with whom we interact.

Our patients

Our progress, goals and achievements are underscored by a deep commitment to creating, sustaining and growing the unique patient relevance of our therapies, science and relationships. In addition to the advancement of our products and clinical studies, this fundamental focus on patients is also evidenced by our collaborative research ventures, our patient assistance programmes, our intellectual property estate enabling the advancement of innovation, and the widespread, patient-facing outreach of our employees in the communities in which we work and live.

Moving forward, we remain steadfastly committed to pursuing the strategic opportunities that have the best potential to deliver significant benefit to millions of patients around the world.

Alzheimer's Drug Discovery Foundation (ADDF)

ADDF, a biomedical venture philanthropy, is a public charity solely dedicated to rapidly accelerating the discovery and development of drugs to prevent, treat and cure Alzheimer's disease and cognitive aging. Through the ADDF, Elan sponsors an annual research award programme, "Novel Approaches to Drug Discovery for Alzheimer's Disease." In 2009, the programme funded five research projects.

The Parkinson's Institute and Clinical Center

In addition to our internal programmes for Parkinson's disease, we collaborate with world-class experts to expand the body of scientific knowledge around this disease. Our researchers have worked with scientists from the Parkinson's Institute and Clinical Center and have made significant progress in developing a new animal model, which could enable us to evaluate new treatment approaches.

The Michael J. Fox Foundation for Parkinson's Research

Since 2006, our efforts with the Michael J. Fox Foundation for Parkinson's Research have included a grant programme, "Novel Approaches to Drug Discovery," designed to identify and fund promising research projects and help them advance more quickly.

With a strong focus on the development of disease-modifying therapies for Parkinson's disease, Novel Approaches to Drug Discovery provides funding for projects of up to one year's duration. Novel Approaches provides awardees from both academic and biotech institutions with a clear opportunity for follow-on funding and collaboration for further development. We have an option for a right of first negotiation for any promising approaches or materials that arise out of this programme. In 2009, the programme funded six research projects.

The Alzheimer's Association

The Alzheimer's Association is the leading voluntary U.S. health organisation in Alzheimer's care, support and research, with a mission "to eliminate Alzheimer's disease through the advancement of research; to provide and enhance care and support for all affected; and to reduce the risk of dementia through the promotion of brain health." Our multi-faceted relationship with the Alzheimer's Association includes participating in the Alzheimer's Association Research Roundtable, a consortium of scientific thought-leaders working to facilitate the development and implementation of new treatments for Alzheimer's disease.

Accelerate Cure/Treatments for Alzheimer's Disease (ACT-AD)

ACT-AD is a coalition of national organisations representing multiple stakeholders that are seeking to accelerate development of potential cures and treatments for Alzheimer's disease. ACT-AD supports accelerating research for transforming therapies to potentially slow, halt or reverse the progression of Alzheimer's disease. We are a member of the coalition and support its programmes intended to bring transformational therapies to patients and their families.

The Alzheimer's Society of Ireland (ASI)

ASI provides care and support for those suffering from dementia and to their families and caregivers. Our support of ASI has encompassed a number of important fund-raising events, including the annual Tea Day national fundraising initiative, which we have supported at both a corporate and a hands-on level.

Elan Corporation, plc 2009 Annual Report 49

Our patients The Parkinson’s Institute support and research, with a and Clinical Center mission “to eliminate Alzheimer’s Our progress, goals and disease through the advancement achievements are underscored by In addition to our internal of research; to provide and a deep commitment to creating, programmes for Parkinson’s enhance care and support for all sustaining and growing the unique disease, we collaborate with world- affected; and to reduce the risk of patient relevance of our therapies, class experts to expand the body dementia through the promotion science and relationships. In of scientifi c knowledge around of brain health.” Our multi-faceted addition to the advancement of our this disease. Our researchers have relationship with the Alzheimer’s products and clinical studies, this worked with scientists from the Association includes participating fundamental focus on patients is Parkinson’s Institute and Clinical in the Alzheimer’s Association also evidenced by our collaborative Center and have made signifi cant Research Roundtable, a consortium research ventures, our patient progress in developing a new animal of scientifi c thought-leaders working assistance programmes, our model, which could enable us to to facilitate the development and intellectual property estate enabling evaluate new treatment approaches. implementation of new treatments the advancement of innovation, for Alzheimer’s disease. and the widespread, patient-facing outreach of our employees in the The Michael J. Fox Foundation communities in which we work for Parkinson’s Research and live. Alzheimer’s Disease (ACT-AD) Since 2006, our efforts with the Moving forward, we remain Michael J. Fox Foundation for ACT-AD is a coalition of national steadfastly committed to pursuing Parkinson’s Research have organisations representing multiple the strategic opportunities that included a grant programme, “Novel stakeholders that are seeking have the best potential to deliver Approaches to Drug Discovery,” to accelerate development of signifi cant benefi t to millions of designed to identify and fund potential cures and treatments patients around the world. promising research projects and for Alzheimer’s disease. ACT-AD help them advance more quickly. supports accelerating research for transforming therapies to potentially Alzheimer’s Drug Discovery With a strong focus on the slow, halt or reverse the progression Foundation (ADDF) development of disease-modifying of Alzheimer’s disease. We are therapies for Parkinson’s disease, a member of the coalition and ADDF, a biomedical venture Novel Approaches to Drug support its programmes intended to philanthropy, is a public charity Discovery provides funding for bring transformational therapies to solely dedicated to rapidly projects of up to one year’s duration. patients and their families. accelerating the discovery and Novel Approaches provides development of drugs to prevent, awardees from both academic and treat and cure Alzheimer’s disease biotech institutions with a clear The Alzheimer’s and cognitive aging. Through opportunity for follow-on funding Society of Ireland (ASI) the ADDF, Elan sponsors an annual and collaboration for further research award programme, development. We have an option ASI provides care and support for “Novel Approaches to Drug for a right of fi rst negotiation for any those suffering from dementia and Discovery for Alzheimer’s Disease.” promising approaches or materials to their families and caregivers. Our In 2009, the programme funded that arise out of this programme. In support of ASI has encompassed fi ve research projects. 2009, the programme funded six a number of important fund-raising research projects. events, including the annual Tea Day national fundraising initiative, which we have supported at both a The Alzheimer’s Association corporate and a hands-on level. The Alzheimer’s Association is the leading voluntary U.S. health organisation in Alzheimer’s care, Elan Corporation, plc 2009 Annual Report 49

The Multiple Sclerosis Society (U.S.)

Multiple Sclerosis Ireland

The Crohn's and Colitis Foundation of America

Elan and our employees participate in and offer significant fund-raising support to the Multiple Sclerosis Society (U.S.), Multiple Sclerosis Ireland and the Crohn's and Colitis Foundation of America. Last year, dozens of employees participated in awareness-raising and fund-raising events sponsored by these associations.

Tysabri Financial Assistance Programme

Our collaborator on *Tysabri*, Biogen Idec, provides *Tysabri* patients a wide range of support services and programmes to optimise access to *Tysabri* in the United States. Biogen Idec partners patients with a Financial Assistance Counsellor to develop the best financial solution for accessing *Tysabri* therapy, helping to ensure that no patient is denied treatment based solely on financial reasons. Financial assistance programmes encompass a number of options; are tailored to address the various needs of patients, including those uninsured, privately insured, or insured through Medicare; and include a co-pay assistance programme with a low monthly cap, subject to annual enrollment and income limit qualifications.

Research, development & commercial activities

We have developed clear and accountable policies and procedures for all our medical and scientific practices to ensure comprehensive oversight of all our clinical, scientific, pharmacovigilance and medical governance issues is achieved.

We take our ethical and scientific responsibilities seriously and demonstrate these aspects of our work in our relationships with our clinical stakeholders. In this work we have regard of anti-kickback statutes, which prohibit offering payment to induce the purchasing of our products, as well as false claims legislation.

In addition, we aim to apply the highest standards in all our clinical and scientific research in every country in which we operate and with every group of stakeholders with whom we interact. The rights, safety and well being of the patients enrolled in our clinical trial programmes are the most important considerations and are protected at all times. We adhere to the International Conference on Harmonisation Good Clinical Practice Guideline (which is the international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve participation of human subjects), FDA and international regulatory requirements and all EU Directives affecting clinical trial conduct.

Our employees

We believe that our past and future successes are dependent on the commitment and hard work of our employees, and we recognise the importance of remaining an employer of choice within our business areas. We believe an inclusive environment and diverse workforce is essential and supports the creativity and innovation that is vital to our success, and all employees receive and partake in Respect in the Workforce and Code of Conduct Training.

At 31 December 2009, we employed 1,321 people with approximately 65% based in the United States and 35% based in the European Union. An overview of our employment data by gender and length of service is set out below.

Employee engagement and communication

We recognise the importance of having good communications and greater transparency. We accomplish this through regular employee town-hall meetings, global employee conference calls and email news releases to keep our employees informed and fully updated on events affecting the company. In addition, our employee intranet, Synapse, provides our employees with quick and easy access to the information most relevant to them.

50 Elan Corporation, plc 2009 Annual Report

The Multiple Sclerosis Research, development & Our Society (U.S.) commercial activities employees Multiple Sclerosis Ireland We have developed clear and accountable policies and procedures We believe that our past and The Crohn’s and Colitis for all our medical and scientifi c future successes are dependent Foundation of America practices to ensure comprehensive on the commitment and hard oversight of all our clinical, scientifi c, work of our employees, and we Elan and our employees participate pharmacovigilance and medical recognise the importance of in and offer signifi cant fund-raising governance issues is achieved. remaining an employer of choice support to the Multiple Sclerosis within our business areas. We Society (U.S.), Multiple Sclerosis We take our ethical and scientifi c believe an inclusive environment Ireland and the Crohn’s and Colitis responsibilities seriously and and diverse workforce is essential Foundation of America. Last year, demonstrate these aspects of our and supports the creativity and dozens of employees participated work in our relationships with our innovation that is vital to our in awareness-raising and fund- clinical stakeholders. In this work success, and all employees raising events sponsored by these we have regard of anti-kickback receive and partake in Respect associations. statutes, which prohibit offering in the Workforce and Code of payment to induce the purchasing Conduct Training. of our products, as well as false Tysabri i Financial claims legislation. At 31 December 2009, we Assistance Programme employed 1,321 people with In addition, we aim to apply the approximately 65% based in the Our collaborator on Tysabri, Biogen highest standards in all our clinical United States and 35% based Idec, provides Tysabri patients a and scientifi c research in every in the European Union. An wide range of support services and country in which we operate and overview of our employment data programmes to optimise access with every group of stakeholders with by gender and length of service to Tysabri in the United States. whom we interact. The rights, safety is set out below. Biogen Idec partners patients with a and well being of the patients enrolled Financial Assistance Counsellor to in our clinical trial programmes are the develop the best fi nancial solution most important considerations and Employee engagement and for accessing Tysabri therapy, are protected at all times. We adhere communication helping to ensure that no patient to the International Conference on is denied treatment based solely Harmonisation Good Clinical Practice We recognise the importance on fi nancial reasons. Financial Guideline (which is the international of having good communications assistance programmes encompass ethical and scientifi c quality standard and greater transparency. We a number of options; are tailored for designing, conducting, recording accomplish this through regular to address the various needs of and reporting trials that involve employee town-hall meetings, patients, including those uninsured, participation of human subjects), global employee conference calls privately insured, or insured FDA and international regulatory and email news releases to keep through Medicare; and include requirements and all EU Directives our employees informed and fully a co-pay assistance programme affecting clinical trial conduct. updated on events affecting the with a low monthly cap, subject to company. In addition, our employee annual enrollment and income limit intranet, Synapse, provides our qualifi cations. employees with quick and easy access to the information most relevant to them. 50 Elan Corporation, plc 2009 Annual Report

Elan employees by length of service (years)

6%
8%
14%
49%
23%
0-4
5-9
10-14
15-19
20+

Elan employees by gender 2009

48%
52%
Male
Female

In 2009, we introduced an Executive Roundtable initiative; these are 60-minute, small group sessions hosted by senior executives in conjunction with employees at every level and function within the business.

The latter part of 2008 and early 2009 saw very challenging economic conditions prevailing across all of our geographic regions. We focused on a strategic realignment of resources in early 2009 which involved some internal employee transitions and a reduction in overall staff numbers. All employees exiting Elan were treated professionally and compensated appropriately.

Aligned to this was an effort to focus on employee engagement within the organisation. A number of forums were created to engage with employees and support them in understanding and managing transition. These forums also helped to identify and understand concerns and issues which could be addressed to improve employee well-being and engagement.

Employee development

Our employee compensation is competitive and based on a philosophy that emphasises pay-for-performance and differentiation, with the highest rewards reserved for the highest performers. The performance management process feeds into the compensation process and ensures that meritocracy is practised at all levels in the organisation.

Employees are eligible for an annual cash bonus, based on the performance of the Company, business areas, teams and individuals. We also offer employees the opportunity to participate in the ownership of Elan through a variety of equity-based incentive schemes.

Through our health insurance and retirement benefits, we encourage our employees to safeguard their own health and future and those of their families. We offer an independent confidential psychological support line for all our employees, which allows free access to a network of qualified professional counsellors.

We commit significant resources to the training and development of our employees. While we focus mainly on professional and scientific development, we also cover areas such as health and safety, the environment, and leadership training. Training needs are assessed on an individual basis, and all employees are encouraged to maintain an individual development profile that makes development part of their routine. Outside of formal training programmes, we encourage development through on-the-job direction, a performance management programme, coaching and mentoring, and a tuition-reimbursement programme for qualified, relevant coursework.

Health & safety

We are conscious of our responsibilities to all of our stakeholders and at all times to promote a safe and healthy working environment.
We are fully committed to the

LAUNCH OF NEW ON-LINE LEARNING MANAGEMENT SYSTEM

Elan Corporation, plc 2009 Annual Report 51

Elan employees by length of service (years) The latter part of 2008 and early process and ensures that 2009 saw very challenging meritocracy is practised at all levels economic conditions prevailing in the organisation. 6% across all of our geographic 8% regions. We focused on a strategic Employees are eligible for an realignment of resources in annual cash bonus, based on the 14% performance of the Company, early 2009 which involved some 49% internal employee transitions and business areas, teams and 0-4 5-9 a reduction in overall staff individuals. We also offer employees 23% 10-14 numbers. All employees exiting the opportunity to participate in the 15-19 ownership of Elan through a variety 20+ Elan were treated professionally and compensated appropriately. of equity-based incentive schemes. Aligned to this was an effort to Through our health insurance and focus on employee engagement retirement benefi ts, we encourage Elan employees by gender 2009 within the organisation. A number our employees to safeguard of forums were created to engage their own health and future and with employees and support them those of their families. We offer in understanding and managing an independent confi dential transition. These forums also psychological support line for all helped to identify and understand our employees, which allows free concerns and issues which could access to a network of qualifi ed 48% 52% be addressed to improve employee professional counsellors. well-being and engagement. We commit signifi cant resources Male Female to the training and development of our employees. While we focus Employee development mainly on professional and scientifi c development, we also cover In 2009, we introduced an Our employee compensation areas such as health and safety, Executive Roundtable initiative; is competitive and based on a the environment, and leadership these are 60-minute, small philosophy that emphasises pay-training. Training needs are group sessions hosted by senior for-performance and differentiation, assessed on an individual basis, and executives in conjunction with with the highest rewards reserved all employees are encouraged to employees at every level and for the highest performers. The maintain an individual development function within the business. performance management process profi le that makes development feeds into the compensation part of their routine. Outside of formal training programmes, we encourage development through LAUNCH OF NEW ON-LINE on-the-job direction, a performance LEARNING MANAGEMENT SYSTEM management programme, coaching In 2009, we completed the launch of ELM — Elan and mentoring, and a tuition-Learning Management system – a new interactive reimbursement programme for on-line system which enables all employees to take qualifi ed, relevant coursework. required training and development programmes at their desk. Health & safety The system supports the roll out of critical and essential training on Code of Conduct and Respect in the We are conscious of our Workplace and has also been successfully piloted on responsibilities to all of our programmes for Information Technology, Records and stakeholders and at all times to Information Management, Operational Excellence and promote a safe and healthy cGMP, all of which are essential to our business. working environment. We are fully committed to the Elan Corporation, plc 2009 Annual Report 51 management of all aspects of our business to the highest health and safety standards. In order to achieve this we are committed to continuous improvement of safety management systems and performance.

In the chart below, Lost Time Case Rate describes the number of accidents or injuries on Company premises that cause an employee to miss his/her next regularly scheduled work day or shift per 100 full time employees during the year.

Medical Treatment Incidence Rate describes the number of medical treatment cases beyond first aid per 100 full time employees during the year. These rates are lower than comparable industry averages.

1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
2007
2008
2009
Lost Time Case Rate
Medical Treatment Incident Rate

Our community

We strive to make a tangible contribution to the communities in which we operate, to the wider society and to fulfil our ethical, social and governance responsibilities.

We have nurtured a culture that encourages employees to give their time and effort to their communities, and we strive to model that behaviour at the corporate level. As part of this culture we have placed a firm focus on causes that run closest to our clinical and scientific goals, supporting employees who donate their time and effort at a personal or local level, and, when appropriate, bridging the two.

We are a member of the Business in the Community Initiative Ireland, which is chaired by Elan board member Kieran McGowan. Our objective in engaging with this initiative is to develop a corporate responsibility strategy on community and environmental issues as they relate to us and use our unique competencies and specialist knowledge to make a difference in Ireland and all the communities in which we operate.

RELIEF EFFORT FOR LOCAL AND INTERNATIONAL DISASTERS

In 2009, Elan reacted quickly and positively to local and international crises. In Athlone, our employees responded with food and clothing supplies when local flooding left significant numbers of people homeless in the Midlands and West of Ireland in December 2009. In response to the Haiti crisis, employees across Elan mobilised to ensure a supply of Maxipime was distributed to Haiti as quickly as possible. This donation is valued at over $1 million.

SUPPORTING LOCAL COMMUNITIES

52 Elan Corporation, plc 2009 Annual Report

management of all aspects of our standards of corporate governance donate their time and effort at a business to the highest health and and compliance. Further information personal or local level, and, when safety standards. In order to achieve on our corporate governance appropriate, bridging the two. this we are committed to continuous standards and activities are set improvement of safety management out in our Corporate Governance We are a member of the Business systems and performance. Statement on pages [83 to 89] of in the Community Initiative Ireland, this Annual Report. which is chaired by Elan board In the chart below, Lost Time Case member Kieran McGowan. Our Rate describes the number of We have nurtured a culture that objective in engaging with this accidents or injuries on Company encourages employees to give their initiative is to develop a corporate premises that cause an employee time and effort to their communities, responsibility strategy on community to miss his/her next regularly and we strive to model that and environmental issues as they scheduled work day or shift per 100 behaviour at the corporate level. As relate to us and use our unique full time employees during the year. part of this culture we have placed competencies and specialist a fi rm focus on causes that run knowledge to make a difference in Medical Treatment Incidence Rate closest to our clinical and scientifi c Ireland and all the communities in describes the number of medical goals, supporting employees who which we operate. treatment cases beyond fi rst aid per 100 full time employees during the year. 1.6 RELIEF EFFORT FOR LOCAL AND INTERNATIONAL DISASTERS 1 .6 In 2009, Elan reacted quickly and positively to local and international 1.4 1.4 crises. In Athlone, our employees responded with food and clothing 1.2 supplies when local fl ooding left signifi cant numbers of people homeless 1 .2 1 in the Midlands and West of Ireland in December 2009. In response to 1 0.8 the Haiti crisis, employees across Elan mobilised to ensure a supply of 0 .8 Maxipime was distributed to Haiti as quickly as possible. This donation is 0.6 0 .6 valued at over $1 million. 0.4 0.4 0.2 0 .2 2007 2008 2009 SUPPORTING LOCAL COMMUNITIES 2007 2008 2009 A key initiative is the support provided to St. Aloysius Secondary School Lost Time Case Rate Lost Time Case Rate for boys in Athlone. This programme, which has been ongoing for three Medical Treatment Incident Rate Medical Treatment Incident Rate years, has been shown to have positively impacted students at the school in staying committed to areas of study and successfully entering third level (college) education. We hope to replicate the success of this programme with other schools in the communities in which we operate. In 2009, we engaged with the City Quay National School in Dublin. The school indicated that funding had been withdrawn for its drama We strive to make a tangible teacher for the academic year. As a result of this engagement, we contribution to the communities sponsored the provision of a drama teacher and drama classes at the in which we operate, to the school. In addition, our Dublin offi ce, through its Sports and Social wider society and to fulfi l our Club, supported a Christmas Celebration for Children at the school. ethical, social and governance responsibilities. Our employees are actively engaged in community-based initiatives across our U.S. locations in California, Georgia and Pennsylvania, We recognise our responsibility especially those related to healthcare and patient advocacy. Site-wide as a public company with shares examples include annual blood drives and holiday-season donation traded on the Irish and New campaigns for the disadvantaged. At our Gainesville location, we York Stock Exchanges and are are a leading, annual supporter of “Relay for Life” and our South San committed to the adoption and Francisco empl oyees’ participation in and support of the Alzheimer’s maintenance of the highest Association annual “Memory Walk” is the highest in the country. 52 Elan Corporation, plc 2009 Annual Report

Our environment

We are committed to responsible environmental stewardship practices at all of our sites, to operating in full compliance with all relevant environmental regulatory requirements, and to establishing specific objectives and targets, where appropriate, as part of an overall Environmental Management System. For example, at our Athlone, Ireland, site, we operate in compliance with an Integrated Pollution Control Licence granted by the Irish Environmental Protection Agency, and our specifically measured compliance goals include air, water and CO_2 emissions; non-hazardous waste recycled; and hazardous waste recovered.

Recycling, re-use and reduction of all non-hazardous waste streams is practised at all facilities and we have dedicated Energy Management Teams at key locations.

Our Gainesville facility was recognised at the Greater Hall Chamber of Commerce (GHCC) 2010 Industry Appreciation Luncheon for its efforts in Environmental Stewardship. The GHCC recognised Elan's implementation of the "We Recycle" programme which resulted in a 33% reduction in waste. In addition, we identified and partnered with other local businesses that could recover and reuse spent plastic and metal drums. The "We Recycle" programme resulted in the permanent removal of one 30 cubic yard trash bin and one 8 cubic yard trash bin from the facility. The GHCC also noted our energy conservation initiatives at Gainesville, which have resulted in an 11% reduction in kilowatt hours used. Our Gainesville site is also a participating member of the Hall County Enviroshare Team.

We support environmental projects at the local community level, particularly in Ireland, where we support two programmes of the Shannon Regional Fisheries Board: a rehabilitation of the Cross River, and the Lough Ree Fish Hatchery. We cover employees' entry fees at the Athlone Recycling Centre, and we support the "Green Schools" initiative, an international environmental education programme.

Global energy usage

120m
100m
80m
60m
40m
20m
2007
2008
2009
Electrical Energy Usage (KWH)
Natural Gas Usage (CuFt)

Global water consumption

80m
70m
60m
50m
40m
30m
2007
2008
2009
Water Consumption (U.S. Gallons)

Our energy and water consumption is directly related to our manufacturing and R&D activities. The preceding charts show our annual energy and water consumption for the past three years. We are committed to optimising our use of these resources through further efficiency gains.

Our commitment

Our ultimate corporate social responsibility is our advocacy and advancement of programmes that may help to ameliorate patient suffering and address significant unmet medical needs. Successfully moving our science and products forward, for the benefit of patients and their caregivers, could provide tremendous societal benefit, particularly in areas such as Alzheimer's disease, MS, and Parkinson's disease. Our mission is to play a significant role in bringing new hope and new help to millions of patients, worldwide, in these and other areas.

Elan Corporation, plc 2009 Annual Report 53

used. Our Gainesville site is also a participating member of the Hall County Enviroshare Team. We are committed to responsible We support environmental projects Our ultimate corporate social environmental stewardship at the local community level, responsibility is our advocacy and practices at all of our sites, to particularly in Ireland, where we advancement of programmes that operating in full compliance with all support two programmes of the may help to ameliorate patient relevant environmental regulatory Shannon Regional Fisheries Board: suffering and address signifi cant requirements, and to establishing a rehabilitation of the Cross River, unmet medical needs. Successfully specifi c objectives and targets, and the Lough Ree Fish Hatchery. moving our science and products where appropriate, as part of an We cover employees’ entry fees forward, for the benefi t of patients overall Environmental Management at the Athlone Recycling Centre, and their caregivers, could provide System. For example, at our and we support the “Green tremendous societal benefi t, Athlone, Ireland, site, we operate Schools” initiative, an international particularly in areas such as in compliance with an Integrated environmental education Alzheimer’s disease, MS, and Pollution Control Licence granted programme. Parkinson’s disease. Our mission is by the Irish Environmental Protection to play a signifi cant role in bringing Agency, and our specifi cally new hope and new help to millions measured compliance goals include of patients, worldwide, in these and air, water and CO2 emissions; Global energy usage other areas. Global energy usage non-hazardous waste recycled; and hazardous waste recovered. 120m 120 120mm Recycling, re-use and reduction of 100m 100 100m m all non-hazardous waste streams 80m is practised at all facilities and we 80m80m 60m have dedicated Energy Management 60m 60m Teams at key locations. 40m 40m40m 20m Our Gainesville facility was 20 20m m recognised at the Greater Hall 2007 2008 2009 Chamber of Commerce (GHCC) 2007 2008 2009 2010 Industry Appreciation Electrical Energy Usage (KWH) Electrical Energy Usage (KWH) Luncheon for its efforts in Natural Gas Usage (CuFt) Environmental Stewardship. Natural Gas Usage (CuFt) The GHCC recognised Elan’s implementation of the “We Recycle” programme which resulted in a 33% reduction in waste. In addition, Global water consumption we identifi ed and partnered with Global water consumption other local businesses that could 80m recover and reuse spent plastic 80m80m and metal drums. The “We 70m Recycle” programme resulted in 70m 70m 60m the permanent removal of one 60m60m 30 cubic yard trash bin and one 50m 8 cubic yard trash bin from the 50m 50m 40m facility. The GHCC also noted our 40 40mm energy conservation initiatives at 30m Gainesville, which have resulted in 2007 2008 2009 30m an 11% reduction in kilowatt hours 2007 2008 2009 Water Consumption (U.S. Gallons) Water Consumption (U.S. Gallons) Elan Corporation, plc 2009 Annual Report 53

Financial information

Elan Corporation, plc 2009 Annual Report	55

Terms
As used herein, “we”, “our”, “us”, “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) and its consolidated subsidiaries (collectively “the Group”), unless the context requires otherwise.

Financial Statements
We prepare our Consolidated Financial Statements contained in this Annual Report in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), and those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS. In addition to the Consolidated Financial Statements contained in this Annual Report, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Form 20-F under U.S. GAAP is a separate document from this Annual Report. IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information”, beginning on page 180 of this Annual Report.

Trademarks
All product names appearing in italics are trademarks of Elan. Non-italicised products are trademarks of other companies.

Cautionary Factors That May Affect Future Results
Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialise, our results could be materially affected.

This Annual Report contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following:

•	the potential of Tysabri and the incidence of serious adverse events (including deaths) associated with Tysabri (including cases of PML), and the potential for the successful development and commercialisation of additional products;

•	the failure to comply with anti-kickback and false claims laws in the United States, including, in particular, with respect to past marketing practices with respect to our former Zonegran product, which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services. The resolution of the Zonegran matter could require us to pay very substantial fines and to take other actions that could have a material adverse effect on us (including the exclusion of our products from reimbursement under government programmes);

•	our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetised to meet our liquidity requirements;

•	whether restrictive covenants in our debt obligations will adversely affect us;

•	our dependence on Johnson & Johnson and Pfizer (which acquired Wyeth) for the development and potential commercialisation of bapineuzumab and any other potential products in the AIP;

•	the success of our R&D activities and R&D activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful, and the speed with which regulatory authorisations and product launches may be achieved;

•	Johnson & Johnson is our largest shareholder with an 18.4% interest in our outstanding Ordinary Shares and is largely in control of our remaining interest in the AIP. Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us;

•	competitive developments affecting our products, including the introduction of generic competition following the loss of patent protection or marketing exclusivity for our products and several of the products from which we derive manufacturing or royalty revenues, which are under patent challenge by potential generic competitors;

•	our ability to protect our patents and other intellectual property;

•	difficulties or delays in manufacturing our products (we are dependent on third parties for the manufacture of our products);

•	pricing pressures and uncertainties regarding healthcare reimbursement and reform;

•	extensive government regulation;

•	risks from potential environmental liabilities;

•	failure to comply with our reporting and payment obligations under Medicaid or other government programmes;

•	possible legislation affecting pharmaceutical pricing and reimbursement, both in the United States and in the ROW;

•	exposure to product liability risks;

•	an adverse effect that could result from the putative class action lawsuits initiated following the release of the data from the Phase 2 clinical trial for bapineuzumab and the outcome of our other pending or future litigation;

•	the volatility of our share price;

•	some of our agreements that may discourage or prevent others from acquiring us;

•	governmental laws and regulations affecting U.S. and ROW operations, including tax obligations;

•	general changes in U.S. GAAP and IFRS;

•	growth in costs and expenses;

•	changes in product mix, including, in particular, that we will cease distributing Azactam as of 31 March 2010 and cease distributing Maxipime as of 30 September 2010; and

•	the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items.

We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

56	Elan Corporation, plc 2009 Annual Report

Financial Review

Introduction

This Annual Report for the year ended 31 December 2009 meets the reporting requirements pursuant to Irish Company law and the listing rules of the Irish Stock Exchange (Listing Rules).

This financial review primarily discusses:

•	Five-year selected financial data;

•	Current operations;

•	The results of operations for the year ended 31 December 2009, compared to the year ended 31 December 2008;

•	Analysis of results of operations by segment;

•	Liquidity and capital resources; and

•	Events after the balance sheet date.

Five-Year Selected Financial Data

The selected financial data set forth below is derived from our Consolidated Financial Statements in this Annual Report and our prior years’ Annual Reports, and should be read in conjunction with, and is qualified by reference to, the Operating Review on pages 20 to 39, the Financial Review on pages 57 to 74 and our Consolidated Financial Statements and related notes thereto.

Years Ended 31 December,	2009		2008		2007		2006		2005

Income Statement Data (in $m, except for per share data):
Total revenue	820.9		761.8		516.4		497.3		426.7
Operating profit/(loss)	45.3	(1)	(151.7	)(2)	(539.1	)(3)	(286.1	)(4)	(453.8	)(5)
Net income/(loss)	(162.3	)(6)	(35.2	)(7)	(665.9	)(8)	(408.7	)(9)	612.3	(10)
Basic income/(loss) per Ordinary Share	(0.32)		(0.07)		(1.42)		(0.94)		1.48
Diluted loss per Ordinary Share(11)	(0.32)		(0.07)		(1.42)		(0.94)		(1.01	)(12)

Other Financial Data (in $m):
Adjusted EBITDA(13)	96.3		4.3		(30.4)		(91.1)		(216.9)

At 31 December,	2009	2008	2007	2006	2005

Balance Sheet Data (in $m, except for number of shares data):
Cash and cash equivalents	836.5	375.3	423.5	1,510.6	1,080.7
Restricted cash—current and non-current	31.7	35.2	29.6	23.2	24.9
Available-for-sale investments—current	7.1	30.5	276.9	11.2	9.9
Total assets	2,321.3	1,844.6	1,598.8	2,829.8	2,499.7
Long-term debt	1,508.6	1,743.4	1,738.4	2,352.9	1,940.2
Total shareholders’ equity/(deficit)	514.4	(223.4)	(388.4)	204.8	308.4
Weighted-average number of shares outstanding—Basic (in millions)	506.8	473.5	468.3	433.3	413.5
Weighted-average number of shares outstanding—Diluted (in millions)	506.8	473.5	468.3	433.3	459.9

Elan Corporation, plc 2009 Annual Report	57

(1)	After a gain on divestment of business of $118.0 million; a gain on legal settlement of $18.0 million; and after other charges of $80.3 million, primarily relating to a $30.6 million impairment of the Prialt intangible assets, severance, restructuring and other costs of $29.7 million, a $15.4 million impairment of other assets, and a legal settlement of $4.6 million.

(2)	After other charges of $34.3 million, primarily relating to $22.1 million in net severance and restructuring costs, the write-off of deferred transaction costs of $7.5 million and a legal settlement of $4.7 million.

(3)	After other charges of $306.1 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime and Azactam intangible and other assets, and $32.4 million of net severance and restructuring costs.

(4)	After a gain on arbitration award of $49.8 million; a $7.4 million net gain on divestment of product; and after severance, restructuring and other costs of $7.5 million.

(5)	After other charges of $4.0 million, relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.4 million primarily associated with a litigation settlement.

(6)	After a gain on divestment of business of $118.0 million; a gain on legal settlement of $18.0 million; and after other charges of $80.3 million, primarily relating to a $30.6 million impairment of the Prialt intangible assets, severance, restructuring and other costs of $29.7 million, a $15.4 million impairment of other assets, and $4.6 million of legal settlement costs; and after a net charge on debt retirement of $24.4 million.

(7)	After other charges of $34.3 million, primarily relating to $22.1 million in net severance and restructuring costs, the write-off of deferred transaction costs of $7.5 million and a legal settlement of $4.7 million; and after an income tax benefit of $270.1 million, which primarily resulted from the recognition of U.S. deferred tax benefits.

(8)	After other charges of $306.1 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime and Azactam intangible and other assets, and $32.4 million of net severance and restructuring costs; and after a $7.7 million net charge on debt retirement.

(9)	After a gain on arbitration award of $49.8 million; a $7.4 million net gain on divestment of product; severance, restructuring and other costs of $7.5 million; and after a net charge on debt retirement of $11.5 million.

(10)	After other charges of $4.0 million, relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.4 million primarily associated with a litigation settlement; a fair value gain on conversion option of $1,136.1 million; a net charge on debt retirement of $20.2 million; and after net income from discontinued operations of $104.1 million.

(11)	Basic and diluted net income/(loss) per share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potential dilutive securities including share options, Restricted Stock Units, warrants and convertible debt securities, unless anti-dilutive.

(12)	Including the net dilutive effect of $1,076.0 million related to the assumed conversion of the convertible notes.

(13)	Refer to page 67 for a reconciliation of Adjusted EBITDA to net income/(loss) and our reasons for presenting this non-GAAP measure.

Current Operations

Our business is organised into two business units: BioNeurology (formerly referred to as Biopharmaceuticals) and EDT. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease, MS, Crohn’s disease and severe chronic pain. EDT is an established, profitable, integrated drug delivery business unit of Elan, which has been applying its skills and knowledge in product development and drug delivery technologies to enhance the performance of dozens of drugs that have been marketed worldwide. For additional information on our current operations, please refer to the “Operating Review” on pages 20 to 39.

58	Elan Corporation, plc 2009 Annual Report

Financial Review

Results of Operations for the Years Ended 31 December 2009 and 2008

The selected financial data set forth below is derived from our Consolidated Financial Statements.

	2009	2008	% increase/
	$m	$m	(decrease)

Product revenue	802.2	744.2	8%
Contract revenue	18.7	17.6	6%

Total revenue	820.9	761.8	8%
Cost of sales	351.8	294.6	19%

Gross profit	469.1	467.2	—
Selling, general and administrative expenses	256.7	284.5	(10)%
Research and development expenses	303.1	334.4	(9)%
Net gain on divestment of business	(118.0)	—	100%
Gain on legal settlement	(18.0)	—	100%

Operating profit/(loss)	45.3	(151.7)	(130)%
Interest expense	139.8	145.6	(4)%
Interest income	(1.3)	(13.7)	(91)%
Investment (gains)/losses	(0.6)	21.7	(103)%
Net charge on debt retirement	24.4	—	100%

Net interest and investment gains and losses	162.3	153.6	6%

Loss before tax	(117.0)	(305.3)	(62)%
Income tax expense/(benefit)	45.3	(270.1)	(117)%

Net loss for the year	(162.3)	(35.2)	361%

Total Revenue

Total revenue increased 8% to $820.9 million in 2009 from $761.8 million in 2008. Total revenue from our BioNeurology business increased by 18%, while revenue from our EDT business decreased 8%. Total revenue is analysed further between revenue from the BioNeurology and EDT business units.

	2009	2008	% increase/
	$m	$m	(decrease)

Revenue from the BioNeurology business	545.0	462.6	18%
Revenue from the EDT business	275.9	299.2	(8)%

Total revenue	820.9	761.8	8%

Elan Corporation, plc 2009 Annual Report	59

Revenue from the BioNeurology Business

Total revenue from our BioNeurology business increased 18% to $545.0 million in 2009 from $462.6 million in 2008. The increase was primarily driven by a solid performance from Tysabri which exceeded $1.0 billion in annual global in-market net sales in 2009, and more than offsets the reduced sales of Azactam and Maxipime.

	2009	2008	% increase/
	$m	$m	(decrease)

Product revenue:
Tysabri	432.2	321.1	35%
Azactam	81.4	96.9	(16)%
Prialt	16.5	16.5	—
Maxipime	13.2	27.1	(51)%
Royalties	1.7	1.0	70%

Total revenue from the BioNeurology business	545.0	462.6	18%

Tysabri

Global in-market net sales of Tysabri for the years ended 31 December were as follows:

	2009	2008
	$m	$m	% increase

United States	508.5	421.6	21%
Rest of World	550.7	391.4	41%

Total Tysabri in-market net sales	1,059.2	813.0	30%

Tysabri in-market net sales increased 30% to $1,059.2 million in 2009 from $813.0 million in 2008. The increase reflects strong patient demand across global markets. At the end of December 2009, approximately 48,800 patients were on therapy worldwide, including approximately 24,500 commercial patients in the United States and approximately 23,700 commercial patients in the ROW, representing an increase of 30% over approximately 37,600 patients who were on therapy at the end of December 2008.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside of the United States, Biogen Idec is responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Interests in Joint Ventures” (IAS 31). A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party. The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses).

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. These payments were capitalised as intangible assets and have been,

60	Elan Corporation, plc 2009 Annual Report

Financial Review

and will be, amortised on a straight-line basis over approximately 11 years. There are no further milestone payments required for us to retain our approximate 50% profit share.

The net Tysabri revenue of $432.2 million in 2009 (2008: $321.1 million) was calculated as follows:

	2009	2008
	$m	$m	% increase

Tysabri in-market sales	1,059.2	813.0	30%
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(558.0)	(519.5)	7%

Tysabri collaboration operating profit	501.2	293.5	71%

Elan’s 50% share of Tysabri collaboration operating profit	250.6	146.8	71%
Elan’s directly incurred costs	181.6	174.3	4%

Net Tysabri revenue	432.2	321.1	35%

Other BioNeurology Products

Azactam revenue decreased 16% to $81.4 million in 2009 from $96.9 million in 2008 principally due to supply shortages. Azactam lost its patent exclusivity in October 2005. We will cease distributing Azactam as of 31 March 2010.

Revenue from Prialt was $16.5 million for 2009 and 2008. In 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as at 31 December 2009. Refer to Note 15 to the Consolidated Financial Statements for additional information regarding this impairment. On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharma International Limited. We expect the transaction to close in the second quarter of 2010.

Maxipime revenue decreased 51% to $13.2 million in 2009 from $27.1 million in 2008. The decrease was principally due to generic competition. We will cease distributing Maxipime as of 30 September 2010.

Revenue from the EDT Business

Revenue from the EDT business unit decreased 8% to $275.9 million in 2009 from $299.2 million in 2008.

	2009	2008	% increase/
	$m	$m	(decrease)

Product revenue:
Manufacturing revenue and royalties:
TriCor 145	61.6	67.7	(9)%
Skelaxin	34.9	39.7	(12)%
Focalin XR/Ritalin LA	32.6	33.5	(3)%
Verelan®	22.1	24.6	(10)%
Other	106.0	116.1	(9)%

Total product revenue–manufacturing revenue and royalties	257.2	281.6	(9)%
Contract revenue	18.7	17.6	6%

Total revenue from the EDT Business	275.9	299.2	(8)%

Manufacturing revenue and royalties comprise revenue earned from products we manufacture for clients and royalties earned principally on sales by clients of products that incorporate our technologies.

Manufacturing revenue and royalties decreased 9% to $257.2 million in 2009 from our 2008 sales level. The decrease in 2009 was primarily due to the withdrawal of, or significantly decreased, promotional efforts by EDT’s clients in respect of Skelaxin and TriCor 145. Revenues were also impacted by the scheduled expiry of supply agreements for some smaller legacy products.

Elan Corporation, plc 2009 Annual Report	61

Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either 2009 or 2008. In 2009 and 2008, 47% of these revenues consisted of royalties received on products that we do not manufacture.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience, Inc. had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane®. The jury awarded us $55.2 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through 13 June 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product are subject to interest based upon the three-month Treasury Bill Rate. Consequently, we estimate the total amount of the award at 31 December 2009, including accrued interest, to be in excess of $80 million. We are awaiting a ruling by the Court on both parties’ post-trial motions. Consequently, pending final resolution of this matter, no settlement amount has been recognised in our financial statements as at and for the year ended 31 December 2009.

Our EDT business continued to make positive progress on its development pipeline with its clients, including:

•	In July 2009, Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, announced the approval of Invega Sustenna, a once monthly atypical antipsychotic injection, by the FDA. The approval of Invega Sustenna was an important milestone as it marks the first long-acting injectable product approved by regulatory authorities using our NanoCrystal technology. Invega Sustenna is the fifth licensed product using the NanoCrystal technology for various formulations approved by the FDA. Janssen also announced it had submitted an MAA for paliperidone palmitate with the European Regulatory Agencies.

•	In October 2009, Emend was approved in Japan, thereby becoming the first Japanese product approval incorporating our NanoCrystal technology.

•	In January 2010, the FDA approved Ampyra as a treatment to improve walking in patients with MS. Ampyra will be marketed and distributed in the United States by Acorda and outside the United States by Biogen Idec. Ampyra is the first New Drug Application approved by the FDA for a product using EDT’s MXDAS technology and is the first medicine approved by the FDA indicated to improve walking speed in people with MS. In addition, in January 2010, Biogen Idec announced the submission of an MAA to the EMA for Fampridine-PR tablets. Biogen Idec also announced that it has filed an NDS with Health Canada. EDT will manufacture supplies of Ampyra for the global market at its Athlone, Ireland, facility, under an existing supply agreement with Acorda.

Contract Revenue

Contract revenue increased 6% to $18.7 million in 2009 from $17.6 million in 2008. Contract revenue consists of research revenue and milestones arising from R&D activities we perform on behalf of third parties or technology licensing. The fluctuation in contract revenue was primarily due to the level of external R&D projects and the timing of when the milestones are earned.

Cost of Sales

Total cost of sales increased 19% to $351.8 million in 2009 from $294.6 million in 2008. Included within cost of sales were other charges of $22.8 million (2008: $0.1 million), as described below. Excluding other charges, the gross margin on revenue was 60% in 2009 and 61% in 2008, principally reflecting the change in the mix of product sales, including the impact of increasing sales of Tysabri and decreasing sales of Azactam and Maxipime. The gross profit, excluding other charges increased by 5% to $491.9 million, compared to $467.3 million in 2008, as a result of increased gross margin earned from higher sales of Tysabri more than replacing loss of gross margin due to reduced sales of Azactam and Maxipime.

Included within total cost of sales is $162.0 million of directly incurred collaboration expenses related to Tysabri for 2009 (2008: $125.4 million), resulting in a reported Tysabri gross margin of 63% in 2009 (2008: 61%). The reported Tysabri gross margin is impacted by the collaboration profit-sharing, commercial spend and operational arrangements.

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Selling, General and Administrative Expenses

Total SG&A expenses decreased 10% to $256.7 million in 2009 from $284.5 million in 2008. Included within SG&A expenses were other charges of $47.4 million (2008: $26.7 million), as described below. Excluding other charges, SG&A expenses decreased 19% to $209.3 million in 2009 from $257.8 million in 2008. The decrease primarily reflects lower headcount from the reduction of support activities as a result of a redesign of the R&D organisation in 2009, lower legal litigation costs, along with continued cost control.

Included within total SG&A expenses is $19.6 million of directly incurred collaboration SG&A expenses related to Tysabri for 2009 (2008: $48.9 million), a decrease of 60%. The decrease is primarily due to the realignment of our commercial activities in Tysabri for Crohn’s disease, where we have shifted our efforts from a traditional sales model to a model based on clinical support and education.

Research and Development Expenses

Total R&D expenses decreased 9% to $303.1 million in 2009 from $334.4 million in 2008. Included within R&D expenses were other charges of $10.1 million (2008: $7.5 million), as described below. Excluding other charges, R&D expenses decreased 10% to $293.0 million in 2009, compared to $326.9 million in 2008. The decrease primarily relates to the cost savings as a result of the divestment of AIP and the timing of spend on Elan’s key R&D programmes. R&D expenses in 2009 included $87.0 million (2008: $109.5 million) in relation to AIP.

Net Gain on Divestment of Business

As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialisation of AIP. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration. Our equity interest in Janssen AI has been recorded as an investment in an associate undertaking on the Consolidated Balance Sheet at 31 December 2009, at a carrying amount of $235.0 million.

The net gain on divestment of the AIP business in 2009 amounted to $118.0 million and was calculated as follows:

2009
$m

Investment in Janssen AI(1)	235.0
Intangible assets	(58.7)
Biologics and fill-finish impairment(2)	(41.2)
Transaction costs	(16.8)
Share based compensation	1.2
Other	(1.5)

Net gain on divestment of business	118.0

(1)	The investment in Janssen AI was recorded at the estimated fair value of $235.0 million as at the date of the transaction.

(2)	As a result of the disposal of the AIP business, we re-evaluated the longer term biologics manufacturing and fill-finish requirements, and consequently recorded an asset impairment charge related to these activities of $41.2 million.

The estimated fair value of the investment in Janssen AI was based on the fair value of the AIP assets and rights that were divested, which was estimated using a discounted cash flow model. The inputs used in this model reflected management’s estimates of assumptions that market participants would use in valuing the AIP business. These assumptions included the forecasting of future cash flows, the probability of clinical success, the probability of commercial success, and the estimated cost of capital.

For additional information relating to our investment in Janssen AI, refer to Note 17 to the Consolidated Financial Statements. For additional information relating to our related party transactions with Janssen AI, refer to Note 34 to the Consolidated Financial Statements.

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We did not divest any businesses in 2008.

Gain on legal settlement

The gain on legal settlement of $18.0 million related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

Other Charges

The principal items classified as other charges include an intangible asset impairment charge, severance, restructuring and other costs, other asset impairment charges, a legal settlement and the write-off of deferred transaction costs. We believe that disclosure of significant other charges is meaningful because it provides additional information when analysing certain items.

For the year ended 31 December 2009, included within cost of sales, SG&A expenses and R&D expenses were total other charges of $80.3 million (2008: $34.3 million) consisting of the following:

2009

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(a) Intangible asset impairment charge	—	30.6	—	30.6
(b) Severance, restructuring and other costs	9.7	9.9	10.1	29.7
(c) Other asset impairment charges	13.1	2.3	—	15.4
(d) Legal settlement	—	4.6	—	4.6

Total other charges	22.8	47.4	10.1	80.3

2008

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(b) Severance, restructuring and other costs	0.1	14.5	7.5	22.1
(d) Legal settlement	—	4.7	—	4.7
(e) Write-off of deferred transaction costs	—	7.5	—	7.5

Total other charges	0.1	26.7	7.5	34.3

(a)	Intangible asset impairment charge

During 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as at 31 December 2009. On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharma International Limited. We expect the transaction to close in the second quarter of 2010.

(b)	Severance, restructuring and other costs

During 2009, we incurred severance and restructuring charges of $29.7 million principally associated with the strategic redesign and realignment of the R&D organisation within our BioNeurology business, and reduction of related support activities.

During 2008, we incurred severance, restructuring and other costs of $22.1 million related primarily to the realignment of our commercial activities in Tysabri for Crohn’s disease and the announced closure of our offices in New York and Tokyo, which occurred in the first half of 2009.

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(c)	Other asset impairment charges

In the first half of 2009, we incurred an asset impairment charge of $15.4 million primarily associated with the postponement of our biologics manufacturing activities. Subsequently, as a result of the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics manufacturing requirements and the remaining carrying amount of these assets was written off. This impairment charge is presented as part of the net gain on divestment of business. For additional information on the net gain on divestment of business, refer to Note 7 to the Consolidated Financial Statements.

(d)	Legal settlement

The legal settlement amount of $4.6 million in December 2009 related to nifedipine antitrust litigation. Following on from a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009 we entered into a separate settlement agreement with the individual direct purchasers resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.

The legal settlement amount of $4.7 million, net of insurance coverage, in 2008 relates to several shareholder class action lawsuits, commencing in 1999 against Dura Pharmaceuticals, Inc., one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. The settlement was finalised in 2009 without admission of fault by Dura.

(e)	Write-off of deferred transaction costs

During 2008, we wrote off $7.5 million of deferred transaction costs related to the completed evaluation of the strategic options associated with the potential separation of our EDT business.

Interest Expense

Total interest expense decreased 4% to $139.8 million for 2009 from $145.6 million for 2008. The decrease was primarily due to lower debt interest expense as a result of lower interest rates associated with the senior floating rate notes due 15 November 2011 (Floating Rate Notes due 2011) and the senior floating rate notes due 1 December 2013 (Floating Rate Notes due 2013).

Interest Income

Total interest income decreased 91% to $1.3 million for 2009 from $13.7 million for 2008. The decrease was principally due to lower interest rates.

Investment Gains and Losses

Net investment gains were $0.6 million in 2009, compared to net investment losses of $21.7 million in 2008. The net investment gains in 2009 primarily related to gains realised from a fund that had previously been reclassified from cash and cash equivalents to available-for-sale investments upon closure of the fund, in 2007, due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2009. The net investment losses in 2008 were primarily comprised of impairment charges of $20.1 million and $1.0 million in net realised losses related to redemptions in this fund.

We did not record any impairment charges in relation to investment securities during 2009. In 2008, we recorded a net impairment charge of $10.9 million related to an investment in the fund described above. The remaining impairment charges in 2008 were comprised of $6.0 million related to an investment in auction rate securities (ARS) and $3.2 million related to various investments in emerging pharmaceutical and biotechnology companies.

At 31 December 2009, we had, at face value, $11.4 million (2008: $11.4 million) of principal invested in ARS, held at a carrying amount of $0.4 million (2008: $0.4 million), which represents interests in collateralised debt obligations with long-term maturities through 2043 supported by U.S. residential mortgages, including sub-prime mortgages. The ARS, which historically had a liquid market and had their interest rates reset monthly through dutch auctions, have continued to fail at

Elan Corporation, plc 2009 Annual Report	65

auction since September 2007 as a result of the ongoing dislocations experienced in the capital markets. In addition, the ARS, which had AAA/Aaa credit ratings at the time of purchase, were downgraded to CCC-/B1*- ratings in 2008. At 31 December 2009, the estimated fair value of the ARS was $0.4 million (2008: $0.4 million). While interest continues to be paid by the issuers of the ARS, due to the significant and prolonged decline in the fair value of the ARS below their carrying amount, we concluded that these securities were impaired and recorded a charge of $6.0 million in 2008. We did not record an impairment charge relating to the ARS in 2009.

For additional information on our available-for-sale investments, please refer to Note 18 to the Consolidated Financial Statements.

Net Charge on Debt Retirement

In December 2009, we redeemed the 7.75% Notes in full and recorded a net charge on debt retirement of $24.4 million, comprised of an early redemption premium of $16.4 million, the write-off of unamortised deferred financing costs of $6.6 million and transaction costs of $1.4 million.

For additional information regarding indebtedness, please refer to Note 23 to the Consolidated Financial Statements and to “Debt Facilities” in the Liquidity and Capital Resources section of this Financial Review.

Taxation

We had a net income tax expense of $45.3 million for 2009, compared to a net income tax benefit of $270.1 million for 2008.

The 2009 tax provision reflects federal alternative minimum taxes (AMT) and state taxes, income derived from Irish patents, other taxes at standard rates in jurisdictions in which we operate, foreign withholding tax and includes a deferred tax expense of $37.9 million for 2009 (2008: $280.0 million benefit) primarily related to the deferred tax asset (DTA) recognised in 2008 as the underlying loss carryforwards and other DTAs are utilised to shelter taxable income in the United States.

Our Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts income derived from qualifying patents. Currently, there is no termination date in effect for such exemption although since 1 January 2008, the amount of income that can qualify for the patent exemption was capped at €5.0 million (approximately $7.2 million) per year. A net DTA existed at 31 December 2009; however, we have recognised only part of this DTA on the balance sheet. The rest of our DTAs have not been recognised as it is not probable at this time that these assets will be realised in the future. At 31 December 2009, we have gross unused tax loss carryforwards of $3,707.4 million, and unrecognised DTAs of $586.3 million.

The net income tax benefit of $270.1 million in 2008 includes the recognition of a net DTA of $280.0 million. The DTAs or liabilities are determined based on the differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements using the tax rates projected to be in effect for the periods in which the differences are to be utilised. A DTA is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised. Because of cumulative losses, we only recognised a very small amount of DTAs at 31 December 2007. However, as a result of the U.S. business generating cumulative earnings for the three years ended 31 December 2008 and projected recurring U.S. profitability arising from the continued growth of the BioNeurology business in the United States, there was evidence to support the generation of sufficient future taxable income to conclude that it is probable that most of the income tax benefit related to our U.S. DTAs will be realised. Our U.S. business carries out a number of activities that are remunerated on a cost-plus basis, therefore future U.S. profitability is expected. As part of our assessment in 2009 we updated our detailed future income forecasts for the U.S. business, which cover the period through 2019 and demonstrate significant future recurring profitability. The cumulative level of taxable income required to realise the federal DTAs is approximately $806.0 million and approximately $940.0 million to realise the state DTAs. U.S. pre-tax book income for 2009 was $163.1 million and the quantum of projected earnings is significantly in excess of the pre-tax income necessary to realise the DTAs. The DTAs’ recoverability is not dependent on material improvements over present levels of pre-tax income for the U.S. business, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-

66	Elan Corporation, plc 2009 Annual Report

Financial Review

routine transactions. In weighing up the positive and negative evidence for recognising the DTA, we considered future taxable income exclusive of reversing temporary differences and carry-forwards; the timing of future reversals of existing taxable temporary differences; the expiry dates of operating losses and tax credit carry-forwards and various other factors which may impact on the level of future profitability in the United States.

Adjusted EBITDA — Non-GAAP Financial Information

	2009	2008	2007	2006	2005
	$m	$m	$m	$m	$m

Net income/(loss)	(162.3)	(35.2)	(665.9)	(408.7)	612.3
Adjustments:
Interest expense	139.8	145.6	157.2	182.4	179.3
Interest income	(1.3)	(13.7)	(44.3)	(58.5)	(39.6)
Provision for/(benefit from) income taxes	45.3	(270.1)	5.3	(11.2)	0.4
Depreciation and amortisation	75.6	74.7	160.5	199.2	195.2
Amortised fees, net	(0.2)	(0.5)	(1.0)	(0.8)	0.7

EBITDA	96.9	(99.2)	(388.2)	(97.6)	948.3
Share-based compensation expense	31.3	47.5	43.1	46.3	36.6
Net gain on divestment of products and businesses	(118.0)	—	—	(7.4)	—
Gain on legal settlement	(18.0)	—	—	(49.8)	—
Other charges	80.3	34.3	306.1	7.5	4.4
Net investment (gains)/losses	(0.6)	21.7	0.9	(1.6)	13.8
Net charge on debt retirement	24.4	—	7.7	11.5	20.2
Net income from discontinued operations	—	—	—	—	(104.1)
Fair value gain on conversion option	—	—	—	—	(1,136.1)

Adjusted EBITDA	96.3	4.3	(30.4)	(91.1)	(216.9)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation) and Adjusted EBITDA are non-GAAP measures of operating results. Elan’s management uses these measures to evaluate our operating performance and they are among the factors considered as a basis for our planning and forecasting for future periods. We believe that EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gain on divestment of businesses or products, gain on legal settlements, other net charges, net investment gains or losses, net charge on debt retirement, net income from discontinued operations and a fair value gain on a conversion option. EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with IFRS. Reconciliations of EBITDA and Adjusted EBITDA to net income/(loss) are set out in the table above.

In 2009, we reported Adjusted EBITDA of $96.3 million, compared to Adjusted EBITDA of $4.3 million in 2008. The improvement reflects improved operating performance, in particular due to the solid performance from Tysabri, which exceeded $1.0 billion in annual global in-market sales in 2009, and the 10% decrease in combined SG&A and R&D expenses.

Segment Analysis

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). Our business is organised into two business units: BioNeurology and EDT. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease, MS, Crohn’s disease and severe chronic pain. EDT is an established, profitable, integrated drug delivery business unit of Elan. For additional information on our current operations, please refer to the “Operating Review” on pages 20 to 39.

Elan Corporation, plc 2009 Annual Report	67

Analysis of Results of Operations by Segment

BIONEUROLOGY

	2009	2008	% increase/
	$m	$m	(decrease)

Product revenue	545.0	462.6	18%
Cost of sales	233.6	173.4	35%

Gross profit	311.4	289.2	8%
Selling, general and administrative expenses	218.4	237.9	(8)%
Research and development expenses	254.6	286.8	(11)%
Net gain on divestment of business	(118.0)	—	100%
Gain on legal settlement	(18.0)	—	100%

Operating loss	(25.6)	(235.5)	(89)%

Total Revenue

Refer to page 60 for discussion on revenue from our BioNeurology business.

Cost of Sales

Cost of sales increased 35% to $233.6 million in 2009 from $173.4 million in 2008. Included within cost of sales were other charges of $18.3 million (2008: $0.1 million), as described below. Excluding other charges, the gross margin on revenue was 60% in 2009, as compared to 63% in the same period 2008. The decrease in the gross profit margin was principally due to the change in the mix of product sales, including the impact of Tysabri, Azactam and Maxipime, as described previously.

Selling, General and Administrative Expenses

SG&A expenses decreased 8% to $218.4 million in 2009 from $237.9 million in 2008. Included within SG&A expenses were other charges of $47.2 million (2008: $26.7 million), as described below. Excluding other charges, SG&A expense decreased 19% to $171.2 million from $211.2 million in 2008. The decrease principally reflects lower headcount from the reduction of support activities, along with continued cost control.

Research and Development Expenses

R&D expenses decreased 11% to $254.6 million in 2009 from $286.8 million in 2008. Included within R&D expenses were other charges of $9.1 million (2008: $7.5 million), as described below. Excluding other charges, R&D expenses decreased 12% to $245.5 million in 2009, compared to $279.3 million in 2008. The decrease primarily relates to the cost savings as a result of the divestment of AIP and the timing of spend on our key R&D programmes. R&D expenses in 2009 included $87.0 million (2008: $109.5 million) in relation to AIP.

Net Gain on Divestment of Business

The net gain recorded on the divestment of substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI in 2009 amounted to $118.0 million. Refer to page 63 for additional discussion on the net gain on divestment of this business.

We did not divest any businesses in 2008.

Gain on legal settlement

As previously described, the gain on legal settlement of $18.0 million related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

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Other Charges

For the year ended 31 December 2009, included within cost of sales, SG&A expenses and R&D expenses were other charges of $74.6 (2008: $34.3 million) consisting of the following:

2009

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Intangible asset impairment	—	30.6	—	30.6
Severance, restructuring and other costs	5.2	9.7	9.1	24.0
Other asset impairment charges	13.1	2.3	—	15.4
Legal settlement	—	4.6	—	4.6

Total other charges	18.3	47.2	9.1	74.6

2008

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	0.1	14.5	7.5	22.1
Write-off of deferred transaction costs	—	7.5	—	7.5
Legal settlement	—	4.7	—	4.7

Total other charges	0.1	26.7	7.5	34.3

Refer to page 64 for additional discussion on other charges from our BioNeurology business.

ELAN DRUG TECHNOLOGIES

	2009	2008	% increase/
	$m	$m	(decrease)

Product revenue	257.2	281.6	(9)%
Contract revenue	18.7	17.6	6%

Total revenue	275.9	299.2	(8)%
Cost of sales	118.2	121.2	(2)%

Gross profit	157.7	178.0	(11)%
Selling, general and administrative expenses	38.3	46.6	(18)%
Research and development expenses	48.5	47.6	2%

Operating profit	70.9	83.8	(15)%

Total Revenue

Refer to page 61 for discussion on revenue from our EDT business.

Cost of Sales

Cost of sales was $118.2 million in 2009, compared to $121.2 million in 2008. Included within cost of sales were other charges of $4.5 million (2008: $Nil), as described below. Excluding other charges, the gross margin on revenue was 59% in 2009, which is consistent with the gross margin in 2008.

Elan Corporation, plc 2009 Annual Report	69

Selling, General and Administrative Expenses

SG&A expenses decreased 18% to $38.3 million in 2009 from $46.6 million in 2008. Included within SG&A expenses were other charges of $0.2 million for 2009 (2008: $Nil), as described below. The decrease in SG&A expenses in 2009, compared to 2008, principally reflects lower litigation costs, along with continued cost control.

Research and Development

R&D expenses increased 2% to $48.5 million in 2009 from $47.6 million in 2008. Included within R&D expenses were other charges of $1.0 million for 2009 (2008: $Nil), as described below. Excluding other charges, R&D expenses in 2009 of $47.5 million were consistent with 2008.

Other Charges

During 2009, we incurred severance, restructuring and other costs of $5.7 million (2008: $Nil), $4.5 million included within cost of sales, $0.2 million included within SG&A expenses and $1.0 million included within R&D expenses, arising from the realignment of our resources to meet our business structure.

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid resources and shareholders’ equity/(deficit) at 31 December were as follows:

	2009	2008	increase/
	$m	$m	(decrease)

Cash and cash equivalents	836.5	375.3	123%
Restricted cash—current	16.8	20.2	(17)%
Available-for-sale investments—current	7.1	30.5	(77)%

Total liquid resources	860.4	426.0	102%
Shareholders’ equity/(deficit)	514.4	(223.4)	(330)%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as at 31 December 2009, consisted of cash and cash equivalents of $836.5 million, which excludes current restricted cash of $16.8 million and current investment securities of $7.1 million. Cash and cash equivalents primarily consist of bank deposits and holdings in U.S. Treasuries funds.

At 31 December 2009, our shareholders’ equity was $514.4 million, compared to a deficit of $223.4 million at 31 December 2008. The movement is primarily due to the $885.0 million investment from Johnson & Johnson in exchange for newly issued ADRs of Elan and adjustments to share premium relating to employee share issuances and share-based compensation expense, partially offset by the net loss incurred during the year and $17.0 million in transaction costs attributable to the Johnson & Johnson ADR issuance. The net loss for 2009 included a net gain on divestment of the AIP business of $118.0 million.

For additional information regarding liquidity and capital resources, refer to Note 29 to the Consolidated Financial Statements.

70	Elan Corporation, plc 2009 Annual Report

Financial Review

Cash Flows Summary

	2009	2008
	$m	$m

Net cash used in operating activities	(82.0)	(191.9)
Net cash flows provided by/(used in) investing activities	(58.8)	94.5
Net cash flows provided by financing activities	601.8	49.1
Effect of foreign exchange rate changes on cash	0.2	0.1

Increase/(decrease) in cash and cash equivalents	461.2	(48.2)
Cash and cash equivalents at beginning of year	375.3	423.5

Cash and cash equivalents at end of year	836.5	375.3

Operating Activities

The components of net cash used in operating activities at 31 December were as follows:

	2009	2008
	$m	$m

Net interest and tax	(140.2)	(136.9)
Divestment of business	(18.5)	—
Other net charges	(13.8)	(31.5)
Other operating activities	96.3	4.2
Working capital increase	(5.8)	(27.7)

Net cash used in operating activities	(82.0)	(191.9)

Net cash used in operating activities was $82.0 million in 2009 (2008: $191.9 million).

Net interest and tax are discussed further on page 65 for net interest expense and on page 66 for income taxes. The interest and tax expenses within net cash used in operating activities exclude net non-cash charges of $43.5 million in 2009 (2008: gains of $275.1 million), comprised of net non-cash interest expenses of $5.6 million in 2009 (2008: $4.9 million) and a net non-cash tax charge of $37.9 million (2008: deferred tax benefit of $280.0 million).

The divestment of business charge of $18.5 million includes the transaction costs and other cash charges related to the divestment of the AIP business to Janssen AI in 2009.

The other net charges of $13.8 million in 2009 (2008: $31.5 million) were principally related to the other net charges and the gain on legal settlement described on pages 64 and 65, adjusted to exclude non-cash other charges of $48.5 million in 2009 (2008: $2.8 million).

The improvement in net cash inflow from other operating activities from $4.2 million in 2008 to $96.3 million in 2009 was primarily due to improved operating performance, in particular due to the solid performance from Tysabri, which exceeded $1.0 billion in annual global in-market sales in 2009, and the 10% decrease in combined SG&A and R&D expenses.

The working capital increase in 2009 of $5.8 million was primarily driven by Tysabri sales, partially offset by a decrease in royalty receivables due to the timing of payments. The working capital increase in 2008 of $27.7 million was principally due to the increase in Tysabri sales.

Investing Activities

Net cash used in investing activities was $58.8 million in 2009. The primary components of cash used in investing activities were the $50.0 million optional payment made to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $1.1 billion and additional capital expenditure of $47.9 million, partially offset by proceeds of $7.3 million from the disposal of property, plant and equipment and proceeds of $28.9 million from the liquidation of an investment in a fund that had been reclassified from cash and cash

Elan Corporation, plc 2009 Annual Report	71

equivalents to available-for-sale investments due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2009.

Net cash provided by investing activities was $94.5 million in 2008. The primary components of cash provided by investing activities were proceeds of $236.1 million from the sale of investment securities, principally relating to liquidations of an investment in the fund described above, and capital expenditure of $137.9 million. Included within capital expenditures was a $75.0 million optional payment made to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million.

Financing Activities

Net cash provided by financing activities of $601.8 million in 2009 was primarily comprised of net proceeds of $868.0 million (net of $17.0 million in transaction costs) from the investment by Johnson & Johnson, and the net proceeds of $603.0 million (net of $22.0 million in transaction costs and original issue discount) from the issuance of the 8.75% Notes, partially offset by total payments of $867.8 million (including $17.8 million of an early redemption premium and transaction costs) related to the early redemption of the 7.75% Notes. In addition, during 2009, we repaid a government grant of $5.4 million as a result of the re-evaluation of our longer term fill-finish requirements.

Net cash provided by financing activities of $49.1 million in 2008 was primarily comprised of the net proceeds from employee share issuances of $50.0 million.

Debt Facilities

At 31 December 2009, we had outstanding debt of $1,540.0 million in aggregate principal amount, which consisted of the following:

$m

Floating Rate Notes due 2011	300.0
8.875% Notes due 2013	465.0
Floating Rate Notes due 2013	150.0
8.75% Notes due 2016	625.0

Total debt	1,540.0

Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

During 2009, as at 31 December 2009, and, as of the date of filing of this Annual Report, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, refer to Note 23 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Note 31 to the Consolidated Financial Statements.

72	Elan Corporation, plc 2009 Annual Report

Financial Review

Contractual Obligations

The following table sets out, at 31 December 2009, our main contractual obligations due by period for debt principal and interest repayments and finance and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. As at 31 December 2009, the directors had authorised capital expenditures, which had been contracted for, of $6.2 million (2008: $31.4 million), primarily related to the leasehold improvements for the second new building located in South San Francisco. As at 31 December 2009, the directors had authorised capital expenditures, which had not been contracted for, of $26.1 million (2008: $43.1 million).

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	$m	$m	$m	$m	$m

Floating Rate Notes due 2011	300.0	—	300.0	—	—
8.875% Notes due 2013	465.0	—	—	465.0	—
Floating Rate Notes due 2013	150.0	—	—	150.0	—
8.75% Notes due 2016	625.0	—	—	—	625.0

Total debt principal obligations	1,540.0	—	300.0	615.0	625.0

Debt interest payments(1)	582.8	115.2	216.2	153.4	98.0
Operating lease obligations(2)	265.4	25.7	63.6	40.5	135.6

Total contractual obligations	2,388.2	140.9	579.8	808.9	858.6

(1)	The Floating Rate Notes due 2011 and Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0% and 4.125%, respectively. To calculate our estimated future interest payment obligations, we used the LIBOR as at 31 December 2009.

(2)	Net of estimated incentives for tenant leasehold improvements of $5.8 million.

Under our Collaboration Agreement with Transition, we are obligated to make various milestone payments to Transition, including a $25.0 million payment upon the initiation of the first Phase 3 clinical trial for ELND005. In addition, dependant upon the continued successful development, regulatory approval and commercialisation of ELND005, Transition will be eligible to receive additional milestone payments of up to $155.0 million. Further, if ELND005 is successfully commercialised, we will be obligated to either share the net income derived from sales of ELND005 with Transition or pay royalties to Transition.

Under the terms of our debt, we are required to either reinvest $235.0 million of the proceeds received from the Johnson & Johnson Transaction in our business, or if not reinvested within 12 months of the closing of the transaction, make a pro-rata offer to repurchase a portion of our debt at par.

At 31 December 2009, we had liabilities related to unrecognised tax benefits of $10.8 million (excluding total potential penalties and interest of $2.4 million). It is not possible to accurately assess the timing of or the amount of any settlement in relation to these liabilities.

At 31 December 2009, we had commitments to invest $4.6 million (2008: $5.1 million) in healthcare managed funds.

In disposing of assets or businesses, we often provide customary representations, warranties and indemnities (if any) to cover various risks. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial condition or results of operations.

The two major rating agencies covering our debt, rate our debt as sub-investment grade. None of our debt has a rating trigger that would accelerate the repayment date upon a change in rating.

For information regarding the fair value of our debt, refer to Note 29 to the Consolidated Financial Statements.

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Our debt ratings as at 31 December 2009 were as follows:

Moody’s Investors
	Standard & Poor’s	Service

Floating Rate Notes due 2011	B	B2
8.875% Notes due 2013	B	B2
Floating Rate Notes due 2013	B	B2
8.75% Notes due 2016	B	B2

Capital Expenditures

We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. In June and December 2007, we entered into lease agreements for two additional buildings in South San Francisco. The lease term for the first building commenced in March 2009 and the building is utilised for our R&D, sales and administrative functions. The lease for the second building commenced in January 2010 and, following the completion of the building fit out, will be utilised for our R&D, sales and administrative functions. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long-term strategic objectives.

Financial Risk Management

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 29 to the Consolidated Financial Statements.

74	Elan Corporation, plc 2009 Annual Report

Board of Directors and Senior Management

Board of Directors and Senior Management

Directors

Kyran McLaughlin (65)
Non-Executive Chairman, Member of the Nominating and Governance Committee
Mr. McLaughlin was appointed a director of Elan in January 1998 and was appointed chairman of Elan in January 2005. He is deputy chairman at Davy, Ireland’s leading provider of stockbroking, wealth management and financial advisory services. He is also a director of Ryanair Holdings plc and is a director of a number of private companies.

Vaughn Bryson (71)
Non-Executive Director
Mr. Bryson was elected a director of Elan in July 2009 and has over 40 years of experience as an executive, a director and advisor in the healthcare industry. He spent 32 years with Eli Lilly and Company (Lilly) completing his career there as president and chief executive officer. From April 1994 to December 1996, Mr. Bryson was vice chairman of Vector Securities International, a healthcare-focused investment banking firm. Mr. Bryson was president of Life Science Advisors, LLC, a healthcare consulting company from 1995 to 2004. He has served on the board of directors of many public and private companies including Lilly, Amylin Pharmaceuticals Inc., Quintiles Transnational and Chiron Corporation. Mr. Bryson received a B.S. in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business Administration.

Shane Cooke (47)
Executive Director, Chief Financial Officer and Head of Elan Drug Technologies
Mr. Cooke was appointed a director of Elan in May 2005, having joined Elan as executive vice president and chief financial officer in July 2001. He was appointed head of Elan Drug Technologies in May 2007. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.

Lars Ekman, MD, PhD (60)
Non-Executive Director, Chairman of the Science and Technology Committee
Dr. Ekman was appointed a director of Elan in May 2005. He transitioned from his role as Elan’s president of R&D in 2007 to serve solely as a director. He joined Elan as executive vice president and president, global R&D, in 2001. Prior to joining Elan, he was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive partner to Sofinnova Ventures and as an advisor to Warburg Pincus. He is a director of Amarin Corporation, plc., ARYx Therapeutics, Inc., Cebix Incorporated, InterMune, Inc. and Ocera Inc.

Jonas Frick (52)
Non-Executive Director, Member of the Commercial Committee
Mr. Frick was appointed a director of Elan in September 2007. He is the former chief executive officer of Scandinavian Life Science Ventures. He was the chief executive officer and president of Medivir AB and served in senior executive positions in Pharmacia’s international businesses in the central nervous system and autoimmune areas across Italy, Sweden and Japan. He is a founding member of the Swedish Biotechnology Industry Organization, founder of Acacia Partners and chairman of Frick Management AB.

Gary Kennedy (52)
Non-Executive Director, Chairman of the Audit Committee, Member of the Leadership, Development and Compensation Committee (LDCC)
Mr. Kennedy was appointed a director of Elan in May 2005. From May 1997 to December 2005, he was group director, finance and enterprise technology, at Allied Irish Banks, plc (AIB), a member of the main board of AIB and was also on

Elan Corporation, plc 2009 Annual Report	75

the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005. He is a director of Greencore Group plc and a number of private companies. Mr. Kennedy is a chartered accountant.

Patrick Kennedy (40)
Non-Executive Director, Chairman of the LDCC
Mr. Kennedy was appointed a director of Elan in May 2008. He is chief executive officer of Paddy Power plc, an international betting and gaming group listed on both the London and Irish Stock Exchanges. Mr. Kennedy was previously chief financial officer of Greencore Group plc and prior to that worked with McKinsey & Company and KPMG. Mr. Kennedy is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Giles Kerr (50)
Non-Executive Director, Member of the Audit Committee
Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a fellow of Keble College. He is also a director and chairman of the audit committee of Victrex plc and a director of BTG plc, Isis Innovation Ltd and a number of private companies. Previously, he was the group finance director and chief financial officer of Amersham plc, and prior to that, he was a partner with Arthur Andersen in the United Kingdom.

G. Kelly Martin (51)
Executive Director, CEO
Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.

Kieran McGowan (66)
Non-Executive Director, Lead Independent Director, Chairman of the Nominating and Governance Committee
Mr. McGowan was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of the Industrial Development Authority of Ireland. He is chairman of CRH, plc and is also a director of a number of private companies.

Donal O’Connor (59)
Non-Executive Director, Member of the Audit Committee
Mr. O’Connor was appointed a director of Elan in May 2008. He was the senior partner of PricewaterhouseCoopers in Ireland from 1995 until 2007. He was a member of the PricewaterhouseCoopers Global Board and was a former chairman of the Eurofirms Board. He is chairman of Anglo Irish Bank Corporation Limited, a director of Readymix plc and the administrator of Icarom plc. He is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Richard Pilnik (53)
Non-Executive Director, Member of the Commercial Committee
Mr. Pilnik was elected a director of Elan in July 2009. Mr. Pilnik joined Quintiles in 2009 as president for global commercial solutions and serves on that company’s policy management committee. In this role, he is orchestrating the development and implementation of a comprehensive strategic plan to drive the transformation of Quintiles commercial business. Previously, Mr. Pilnik served in several leadership positions during his 25 year career at Eli Lilly & Company, most recently as group vice president and chief marketing officer and as president of the Europe, Middle East and Africa region based in London. Mr. Pilnik earned his B.A. from Duke University and his M.B.A. from the Kellogg School of Management at Northwestern University. He serves on the boards of DiaMedica, an emerging Canadian biotech company, the Fuqua School of Business at Duke University and Crossroads of America Council — Boy Scouts of America.

76	Elan Corporation, plc 2009 Annual Report

Board of Directors and Senior Management

William Rohn (66)
Non-Executive Director, Chairman of the Commercial Committee
Mr. Rohn was appointed a director of Elan in May 2006. He is currently a director of Cebix, Inc., Cerus Corp and Intellikine, Inc. Previously, he was chief operating officer of Biogen Idec until January 2005 and prior thereto president and chief operating officer of Idec Pharmaceutical Corporation from 1993.

Jack W. Schuler (69)
Non-Executive Director, Member of the Science and Technology Committee
Mr. Schuler was elected a director of Elan in July 2009 and has nearly 40 years of experience as an executive, director and investor in the healthcare industry. He is currently a partner in Crabtree Partners L.L.C., a private investment firm located in Lake Forest, Illinois, and a director of Medtronic Inc., Quidel Corporate and Stericycle Inc. He spent 17 years at Abbott Laboratories, where he rose to the position of president and chief operating officer. Mr. Schuler left his executive role at Abbott Laboratories to help launch and grow several healthcare companies, including Ventana Medical Systems and Stericycle. Mr. Schuler has also served as a member of the board of directors of ICOS Corporation, Chiron Corporation, Amgen Inc., and Abbott Laboratories. Mr. Schuler holds a B.S. in Mechanical Engineering from Tufts University and an M.B.A. from Stanford University Graduate School of Business.

Dennis J. Selkoe MD (66)
Non-Executive Director, Member of the LDCC, Member of the Science and Technology Committee
Dr. Selkoe was appointed a director of Elan in July 1996, following our acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of Athena Neurosciences. Dr. Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Diseases at The Brigham and Women’s Hospital. Dr. Selkoe retired from the Board on 16 July 2009 and was subsequently re-appointed on 26 August 2009.

Senior Management

Nigel Clerkin (36)
Senior Vice President, Finance and Group Controller
Mr. Clerkin was appointed senior vice president, finance and group controller, in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

William F. Daniel (58)
Executive Vice President and Company Secretary
Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. He is a member of the Council of the Institute of Directors in Ireland and a chartered accountant. Mr. Daniel is a graduate of University College Dublin.

Kathleen Martorano (48)
Executive Vice President, Strategic Human Resources
Ms. Martorano was appointed executive vice president, strategic human resources, and a member of the office of the chief executive officer, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing and communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch & Co., which she joined in 1996, and where she was most recently first vice president of marketing and communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.

John B. Moriarty Jr. (42)
Senior Vice President and General Counsel
Mr. Moriarty was named general counsel in March 2010, having joined Elan in December 2008 as senior vice president, legal — commercial operations and litigation. Prior to joining Elan, Mr. Moriarty worked at Amgen, where he served as executive director and associate general counsel, global commercial operations, and was Amgen’s senior counsel, complex litigation, products liability and government investigations. Before working at Amgen, Mr. Moriarty was in private

Elan Corporation, plc 2009 Annual Report	77

practice with a national law firm where his areas of expertise included reimbursement (Medicare, Medicaid and third-party payment programmes), federal and state government investigations and proceedings, and corporate internal investigations. Earlier in his career, he was a healthcare fraud prosecutor in the Virginia Office of the Attorney General and also served for two years as a Special Assistant United States Attorney for healthcare fraud. Mr. Moriarty graduated from the University of Virginia, with distinction, and the University of Georgia School of Law, cum laude.

Carlos V. Paya, MD, PhD (51)
President
Dr. Paya joined Elan as president in November 2008. Dr. Paya joined Elan from Eli Lilly and Company (Lilly), where he was vice president, Lilly Research Laboratories, and global leader of the Diabetes and Endocrine Platform, responsible for the company’s franchise (insulin products). He had been an executive with Lilly since 2001, gaining a wide range of leadership experience in different therapeutic areas and business strategy. Prior to his career at Lilly, Dr. Paya had a 16-year relationship with the Mayo Clinic in Rochester, Minnesota, which began with his acceptance into the Mayo Graduate School of Medicine in 1984 and concluded with a six-year tenure as professor of medicine, Immunology and Pathology, and vice dean of the Clinical Investigation Program. Dr. Paya’s other responsibilities and positions at or associated with the Mayo Clinic included two years as associate professor and senior associate consulting staff, Infectious Diseases and Internal Medicine, Pathology and Laboratory Medicine, and Immunology; and four years as a research scientist at Institute Pasteur, Paris, and as chief, Infectious Diseases Unit, Hospital 12 Octubre, Madrid, Spain.

78	Elan Corporation, plc 2009 Annual Report

Directors’ Report

Directors’ Report

Introduction

The directors submit their Annual Report, together with the audited financial statements of Elan Corporation, plc, for the year ended 31 December 2009. The Corporate Governance Statement, the Report of the LDCC and the Report of the Audit Committee, which are set out on pages 83 to 100 form part of this Directors’ Report.

Review of the Business, Key Performance Indicators and Future Developments

Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Our shares trade on the Irish and New York Stock Exchanges and our principal R&D, manufacturing and marketing facilities are located in Ireland and the United States.

Our business is organised into two business units: BioNeurology (formerly referred to as Biopharmaceuticals) and EDT. BioNeurology engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, MS, Crohn’s disease and severe chronic pain. EDT is an established, profitable, integrated drug delivery business unit of Elan, which has been applying its skills and knowledge in product development and drug delivery technologies to enhance the performance of dozens of drugs that have been marketed worldwide.

The key performance indicators (KPIs) used by management to monitor the performance of the Company include the number of Tysabri commercial patients and Tysabri global in-market sales, the status of our pipeline products in clinical trials, revenue, operating expenses, operating income/(loss) and Adjusted EBITDA.

The Chairman’s and CEO’s letters on pages 14 to 19, the operating review on pages 20 to 39 and the financial review on pages 57 to 74 contain a review of the business, including the above KPIs, and anticipated future developments.

Principal Risks and Uncertainties

Our future operating performance is subject to certain risks and uncertainties. These include, but are not limited to, the following principal items:

•	The potential of Tysabri and the incidence of serious adverse events (including deaths) associated with Tysabri (including cases of PML) and the potential for the successful development and commercialisation of additional products;

•	The failure to comply with anti-kickback and false claims laws in the United States, including, in particular, with respect to past marketing practices with respect to our former Zonegran product, which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services. The resolution of the Zonegran matter could require us to pay very substantial fines and to take other actions that could have a material adverse effect on us (including the exclusion of our products from reimbursement under government programmes);

•	Our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetised to meet our liquidity requirements;

•	Whether restrictive covenants in our debt obligations will adversely affect us;

•	Our dependence on Johnson & Johnson and Pfizer (which acquired Wyeth) for the development and potential commercialisation of bapineuzumab and any other potential products in the AIP;

•	The success of our R&D activities and R&D activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful, and the speed with which regulatory authorisations and product launches may be achieved; and

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•	Johnson & Johnson is our largest shareholder with an 18.4% interest in our outstanding Ordinary Shares and is largely in control of our remaining interest in the AIP. Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us.

For further discussion of these items and other risks that may impact our business, please refer to the “Risk Factors” section of this Annual Report. Information on legal proceedings pending against Elan is provided in Note 33 to the Consolidated Financial Statements.

Events After the Balance Sheet Date

For information on events after the balance sheet date, please refer to Note 36 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2009, our expenditures on R&D amounted to $303.1 million, compared to $334.4 million for the year ended 31 December 2008.

Financial Results and Dividends

The results for the year are set out beginning on page 104 of this Annual Report. The directors do not propose the payment of a dividend.

Financial Risk Management

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 29 to the Consolidated Financial Statements.

International Financial Reporting Standards

This Annual Report for the year ended 31 December 2009 is prepared in accordance with IFRS as adopted by the European Union and meets the reporting requirements pursuant to Irish company law and the Irish Stock Exchange Listing Rules. Separately, we also prepare an Annual Report on Form 20-F pursuant to the rules and regulations of the SEC and in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. The Annual Report on Form 20-F under U.S. GAAP is a separate document from this Annual Report. Refer to the “U.S. GAAP Information”, beginning on page 180 for a discussion of the significant differences between IFRS and U.S. GAAP.

Directors

The names of the directors are shown on pages 75 to 77. Mr. Bryson, Mr. Pilnik and Mr. Schuler were elected as directors on 16 July 2009. Dr. Bloom, Ms. Maynard Gray, Dr. Selkoe and Mr. Shames retired as directors on 16 July 2009. Dr. Selkoe was subsequently reappointed on 26 August 2009. Under the terms of our Articles of Association, directors serve for a term of three years expiring at the Annual General Meeting (AGM) in the third year following their election at an AGM or as the case may be, their re-election at the AGM. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. Directors are not required to retire at any set age and may, if recommended by the board of directors, offer themselves for re-election at any AGM where they are deemed to have retired by rotation.

The directors may from time to time appoint any person to be a director either to fill a casual vacancy or as an additional director. A director so appointed shall hold office until the conclusion of the AGM immediately following their appointment, where they shall retire and may offer themselves for election.

A director retiring at an AGM shall retain office until the close or adjournment of the meeting. No person shall be eligible for election or re-election to the office of director at any General Meeting unless recommended by the directors or proposed by a duly qualified and authorised member within the prescribed time period.

80	Elan Corporation, plc 2009 Annual Report

Directors’ Report

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for us, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of Elan to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

Directors’ and Secretary’s Interests

At 31 December 2009 and 2008, the beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc, including their spouses and children under 18 years of age, are shown in the Report of the LDCC on page 93.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2009 other than as outlined in the “Transactions with Directors”, section of the Report of the LDCC and in Note 34 to the Consolidated Financial Statements.

Significant Shareholdings

The following table sets forth disclosure of major holdings of voting rights that have been made known (and not amended or withdrawn) to us as at 19 March 2010 pursuant to the requirements of the Transparency Regulations:

			Percent of
			Issued
	No. of	Date of	Share
Name of Owner or Identity of Group	Shares	Disclosure(1)	Capital(2)

Janssen Pharmaceuticals	107,396,285	18 September 2009	18.37%
Fidelity Management and Research Company	76,250,262	25 January 2010	13.04%
Wellington Management	34,686,026	18 November 2009	5.93%
Norges Bank (The Central Bank of Norway)	17,867,371	27 October 2009	3.06%
All directors and officers as a group (19 persons)	11,626,115		1.99%	(3)

(1)	Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 584.7 million Ordinary Shares outstanding on 19 March 2010.

(3)	Includes 4.8 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of 19 March 2010.

Except for these interests, we have not been notified at 19 March 2010 of any interest of 3% or more of our issued share capital. Neither Janssen Pharmaceuticals, Fidelity Management and Research Company, Wellington Management, nor Norges Bank has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

A total of 584,713,631 Ordinary Shares of Elan were issued and outstanding at 19 March 2010, of which 3,771 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 498,773,612 Ordinary Shares were represented by our American Depositary Shares (ADSs), evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 19 March 2010, the number of holders of record of Ordinary Shares was 8,670, which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 3,418. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Elan Corporation, plc 2009 Annual Report	81

For additional information regarding our share capital, refer to Note 26 to the Consolidated Financial Statements.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at our office in Monksland, Athlone, County Westmeath, Ireland.

Political Donations

During 2009, there were no political contributions that require disclosure under the Electoral Act, 1997 (2008: $Nil).

Subsidiary Companies

For additional information regarding significant subsidiary undertakings, please refer to Note 38 to the Consolidated Financial Statements.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board,

Kyran McLaughlin,	G. Kelly Martin,
Chairman	Chief Executive Officer
26 March 2010

82	Elan Corporation, plc 2009 Annual Report

Corporate Governance Statement

Policies

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance and have applied the provisions and principles of the Combined Code on Corporate Governance published by the Financial Reporting Council (FRC) in June 2008 and adopted by the Irish Stock Exchange.

Our corporate governance guidelines (the Guidelines), which have been adopted by the board of directors cover the mission of the board, director responsibilities, board structure (including the roles of the chairman, chief executive officer (CEO) and the lead independent director, board composition, independent directors, definition of independence, board membership criteria, selection of new directors, time limits and mandatory retirement, board composition and evaluation), leadership development (including formal evaluation of the chairman and CEO, succession planning and director development), board committees, board meeting proceedings, board and independent director access to top management, independent advice and board interaction with institutional investors, research analysts and media.

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. The Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfil these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. We have implemented a corporate compliance programme that establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting any breach of same. The Corporate Compliance Office was established to manage the corporate compliance programme. An executive-level Corporate Compliance Steering Committee also provides oversight of our compliance activities.

The Guidelines, the Committee Charters and Code of Conduct are available on our website, www.elan.com. Any amendments to, or waivers from the Code of Conduct, will also be posted to our website. There have been no such waivers.

The Board

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company. Other significant commitments of the chairman are set out at page 75. These commitments did not change during 2009.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. The board held eight scheduled meetings in 2009.

Directors are provided with extensive induction materials on appointment and meet with key executives with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to Elan and its operations. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfils its role. He is secretary to the Audit Committee, LDCC, Nominating and Governance Committee, Science and Technology Committee and the Commercial Committee and ensures compliance with applicable rules and regulations, as well as providing advice on a range of issues to commercial colleagues.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its Nominating and Governance Committee,

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Corporate Governance Statement

and subsequently elected by shareholders. Procedures are in place whereby directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense.

Our Guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board and the board committees was conducted during the year by the lead independent director through meetings with each member of the board. The results were presented to the Nominating and Governance Committee and to the board. The board concluded that it and its committees had operated satisfactorily during the past year.

The board has delegated authority over certain areas of our activities to five standing committees, as more fully described below.

Independence of Directors

Under our Guidelines, at minimum, two-thirds of the board are required to be independent. In addition to the provisions of the Combined Code, we adopted a definition of independence based on the rules of the NYSE, the exchange on which the majority of our shares are traded. For a director to be considered independent, the board must affirmatively determine that he or she has no material relationship with the Company. The specific criteria that affect independence are set out in the Guidelines and include former employment with the Company, former employment with the Company’s independent auditors, receipt of compensation other than directors’ fees, material business relationships and interlocking directorships.

In December 2009, the board considered the independence of each non-executive director, with the exception of Dr. Ekman who had retired as a full-time executive of the Company on 31 December 2007, and considers that the following non-executive directors, Mr. Bryson, Mr. Frick, Mr. Gary Kennedy, Mr. Patrick Kennedy, Mr. Kerr, Mr. McGowan, Mr. McLaughlin, Mr. O’Connor, Mr. Pilnik, Mr. Rohn and Dr. Selkoe, who represent in excess of two-thirds of the board, were independent in character and judgement and there are no relationships or circumstances that are likely to affect their independent judgement.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, chairman and Mr. McGowan, who have served as non-executive directors for in excess of nine years. Additionally, Dr. Selkoe has an ongoing consultancy agreement with the Company, which is set out in detail on page 98. It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For this reason, the board considers that they are independent.

Board Committees

Audit Committee

The Audit Committee, composed entirely of independent non-executive directors, helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The members of the committee are Mr. Gary Kennedy, chairman, Mr. Kerr and Mr. O’Connor. Mr. Shames resigned from the Audit Committee on 29 January 2009. Mr. Gary Kennedy qualifies as an audit committee financial expert. The Audit Committee held 12 meetings in 2009. For additional information on the Audit Committee, refer to the Report of the Audit Committee on pages 99 and 100.

Leadership Development and Compensation Committee

The LDCC, composed entirely of independent non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The members of the committee are Mr. Patrick Kennedy, chairman (appointed chairman on 29 January 2009), Mr. Gary Kennedy (appointed 26 August 2009) and Dr. Selkoe (resigned 16 July 2009 and re-appointed 26 August 2009). Mr. Rohn resigned from the committee on 29 January 2009 and Mr. Shames was appointed to the committee on 29 January 2009 and subsequently resigned on 16 July 2009. The committee held five

84	Elan Corporation, plc 2009 Annual Report

meetings in 2009. Further information about the work of the LDCC is set out in the Report of the Leadership Development and Compensation Committee beginning on page 90.

Nominating and Governance Committee

The Nominating and Governance Committee, composed entirely of independent non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The committee reviews and recommends changes in the functions of the various committees of the board. The guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. The members of the committee are Mr. McGowan, chairman, Mr. Kerr (appointed to the committee on 27 January 2010), Mr. McLaughlin and Dr. Selkoe (appointed to the committee on 27 January 2010). Ms. Maynard Gray resigned from the committee on 16 July 2009. The committee held eight meetings in 2009.

Science and Technology Committee

The Science and Technology Committee advises the board in its oversight of matters pertaining to our research and technology strategy and provides a perspective on those activities to the board. It does so by reviewing the discovery approaches within our internal research effort and external innovation network and by reviewing internal and external technology capabilities against long-term trends and advancements. The members of the committee are Dr. Ekman, chairman, Mr. Schuler (appointed 26 August 2009) and Dr. Selkoe. Mr. Frick and Dr. Bloom resigned from the committee on 29 January 2009 and 16 July 2009, respectively. The committee held three meetings in 2009.

Commercial Committee

The Commercial Committee was established in January 2009 and advises the board in its oversight of matters relating to our commercial business, including the structure and operation of our key commercial collaboration arrangements. The members of the committee are Mr. Rohn, Chairman, Mr. Pilnik (appointed 26 August 2009) and Mr. Frick. The committee held three meetings in 2009.

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Corporate Governance Statement

Board and Board Committee Meetings

The following table shows the number of scheduled board and board committee meetings held and attended by each director and the secretary during the year. In addition to regular board and board committee meetings, there are a number of other meetings to deal with specific matters. If directors are unable to attend a board or board committee meeting because of a prior unavoidable engagement, they are provided with all the documentation and information relevant to that meeting and are encouraged to discuss issues arising in that meeting with the chairman or CEO.

				Nominating &	Science &
		Audit		Governance	Technology	Commercial
	Board	Committee	LDCC	Committee	Committee	Committee(1)

Directors
Kyran McLaughlin	8/8	—	—	8/8	—	—
Floyd Bloom, MD(2)	4/5	—	—	—	2/3	—
Vaughn Bryson(3)	3/3	—	—	—	—	—
Shane Cooke	8/8	—	—	—	—	—
Lars Ekman, MD, PhD	8/8	—	—	—	3/3	—
Jonas Frick	8/8	—	—	—	—	3/3
Ann Maynard Gray(2)	4/5	—	—	3/4	—	—
Gary Kennedy(4)	8/8	12/12	3/3	—	—	—
Patrick Kennedy	8/8	—	5/5	—	—	—
Giles Kerr	7/8	11/12	—	—	—	—
G. Kelly Martin	7/8	—	—	—	—	—
Kieran McGowan	8/8	—	—	8/8	—	—
Donal O’Connor	8/8	12/12	—	—	—	—
Richard Pilnik(5)	3/3	—	—	—	—	1/1
William R. Rohn(6)	8/8	—	1/1	—	—	3/3
Jack Schuler(7)	3/3	—	—	—	1/1	—
Dennis J. Selkoe, MD(8)(9)	7/8	—	5/5	—	3/3	—
Jeffrey Shames(10)	5/5	1/1	1/1	—	—	—
Secretary
William F. Daniel	8/8	12/12	5/5	7/8	0/3	3/3

(1)	Committee established on 29 January 2009.

(2)	Retired as a director on 16 July 2009.

(3)	Appointed as a director on 16 July 2009.

(4)	Appointed member of the LDCC on 26 August 2009.

(5)	Appointed as a director on 16 July 2009 and as member of the Commercial Committee on 26 August 2009.

(6)	Retired as a member of the LDCC on 29 January 2009.

(7)	Appointed as a director on 16 July 2009 and as member of the Science and Technology Committee on 26 August 2009.

(8)	Retired as a director on 16 July 2009 and reappointed on 26 August 2009.

(9)	Retired as a member of the LDCC on 16 July 2009 and reappointed on 26 August 2009.

(10)	Retired as a member of the Audit Committee on 29 January 2009 and as a director on 16 July 2009.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our AGMs, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website (www.elan.com). The board periodically receives presentations on investor perceptions.

The principal forum for discussion with shareholders is the AGM and shareholder participation is encouraged. Formal notification, together with an explanation of each proposed resolution, is sent to shareholders at least 21 calendar days in advance of the AGM. At the meeting, the CEO provides a summary of the period’s events after which the board and

86	Elan Corporation, plc 2009 Annual Report

senior management are available to answer questions from shareholders. All directors normally attend the AGM and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

In accordance with the Combined Code recommendations, we count and record all proxy votes. On each resolution that is voted on with a show of hands, we indicate the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld.

Going Concern

The directors, having made inquiries, including consideration of the factors discussed in the “Liquidity and Capital Resources” section on page 70 and the financial risk exposures and management policies outlined in Note 29 to the Consolidated Financial Statements, believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalised risk reporting system, with significant business risks addressed at each board meeting;

•	A clearly defined organisational structure under the day-to-day direction of our CEO. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives that the board has adopted for us;

•	A comprehensive system for reporting financial results to the board, including a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal — the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance and Internal Audit Departments. Each of these departments reports periodically to the Audit Committee. The Internal Audit function includes responsibility for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act 2002.

In accordance with the revised FRC (Turnbull) guidance for directors on internal control published in October 2005, “Internal Control: Revised Guidance for Directors on the Combined Code”, the board confirms that there is an ongoing process for identifying, evaluating and managing any significant risks faced by the group, that it has been in place for the year under review and up to the date of approval of the financial statements and this process is regularly reviewed. On 26 March 2010, the directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment.

Takeover Bid Regulations

For information regarding certain change of control provisions of agreements to which we are a party, please refer to page 191 in the “Risk Factors” section of this Annual Report. Details of the change in control provisions included in the employment agreement with our CEO are set forth in the Directors’ Remuneration section of this Directors’ Report. In

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Corporate Governance Statement

addition, the Company’s equity plans contain change of control provisions which can allow for accelerated vesting of equity awards in the event of a change of control of the Company. Details of the rules concerning the appointment and removal of the directors are set out above, as part of this Directors’ Report.

Elan has not received any notifications from shareholders (as shareholders are obliged to do) regarding any agreements between shareholders which might result in restrictions on the transfer of shares.

Information regarding the structure of our share capital is set forth in Note 26 to the Consolidated Financial Statements. Information regarding our equity award plans is set forth in Note 27 to the Consolidated Financial Statements. Information regarding the provisions contained in the Company’s Memorandum and Articles of Association are set forth below.

Rights, Preferences and Dividends Attaching to Shares

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of Elan until claimed. The principal activities undertaken at the AGM include the declaration of a dividend (when applicable), the consideration of the financial statements and reports of the directors and auditors, the election of directors in place of those retiring, the re-appointment of the retiring auditors and the fixing of their remuneration. All shareholders entitled to attend and vote at the AGM are likewise entitled to vote on these matters. We are permitted under our Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.

Liquidation Rights

In the event of the Company being wound up, the liquidator may, with the authority of a special resolution, divide among the holders of Ordinary Shares the whole or any part of the net assets of the Company (after the return of capital on the non-voting Executive Shares), and may set such value as is deemed fair upon each kind of property to be so divided and determine how such division will be carried out.

Actions Necessary to Change the Rights of Shareholders

The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

Limitations on the Right to Own Shares

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on “Exchange Controls and Other Limitations Affecting Security Holders” on page 187 of this Annual Report.

Other Provisions of the Memorandum and Articles of Association

There are no provisions in the Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of Elan that operate only with respect to a merger, acquisition or corporate restructuring;

•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

•	Governing changes in capital, where such provisions are more stringent than those required by law.

88	Elan Corporation, plc 2009 Annual Report

Compliance Statement

The directors confirm that the Company has complied throughout the year ended 31 December 2009 with the provisions of the Combined Code. We follow a U.S. style compensation system for our senior management and our non-executive directors. As a result, we include the non-executive directors in our equity compensation plans. In accordance with the Combined Code, we sought and received shareholder approval to make certain equity grants to our non-executive directors at our 2004 AGM.

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Report of the Leadership Development and Compensation Committee

The terms of reference for the committee are, amongst other things, to determine the compensation, terms and conditions of employment of the CEO and other executive directors and to review the recommendations of the CEO with respect to the remuneration and terms and conditions of employment of our senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and vesting of Restricted Stock Units (RSUs) and to generally administer our equity award plans.

Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and our performance as a whole. The committee sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical and biotech industries. The committee takes external advice from independent benefit consultants and considers Section B of the Code of Best Practice of the Combined Code. The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. The committee grants equity awards to encourage identification with shareholders’ interests.

The committee, with the advice of independent compensation consultants, makes recommendations to the board of directors in respect of non-executive director compensation. Non-executive directors are compensated with fee payments and equity awards (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, Company performance and market practice.

Annual Cash Incentive Bonus

We operate a cash bonus plan in which all employees, including executive directors, are eligible to participate if and when we achieve our strategic and operating goals. Bonuses are not pensionable. The cash bonus plan operates on a calendar year basis. We measure our performance against a broad series of financial, operational and scientific objectives and measurements and set annual metrics relating to them. A bonus target, expressed as a percentage of basic salary, is set for all employees. Payment will be made based on a combination of individual, team, group and company performance.

Compensation of Directors and Officers

For the year ended 31 December 2009, all directors and officers as a group that served during the year (22 persons; 2008: 21 persons) received compensation of $9.1 million (2008: $6.7 million). In addition, we incurred share-based compensation expense of $7.7 million (2008: $13.4 million) in relation to these directors and officers.

We reimburse directors and officers for their actual business-related expenses. For the year ended 31 December 2009, an aggregate of $0.2 million (2008: $0.3 million) was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our executive directors and officers participate.

Officers serve at the discretion of the board of directors. No director or officer has a family relationship with any other director or officer.

90	Elan Corporation, plc 2009 Annual Report

Report of the Leadership Development and Compensation Committee

Long Term Incentive Plan

On 25 May 2006, our shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP). It is our policy, in common with other companies operating in the pharmaceutical and biotech industries, to award share options and RSUs to management and employees, taking into account the best interests of the Company. The equity awards generally vest between one and four years and do not contain any performance conditions other than service. In May 2008, our shareholders approved an amendment to the 2006 LTIP, which provides for an additional 18,000,000 shares to be made available for issuance under the 2006 LTIP. As at 31 December 2009, there were 15,766,838 shares available for issuance under the 2006 LTIP (2008: 18,409,620 shares).

Employee Equity Purchase Plans

In June 2004, our shareholders approved the Employee Equity Purchase Plan (EEPP). The EEPP is a qualified plan under Sections 421 and 423 of the U.S. Internal Revenue Code (IRC) and became effective on 1 January 2005, for eligible employees based in the United States (the U.S. Purchase Plan). The U.S. Purchase Plan allows eligible employees to purchase shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 1,000 shares per three-month offering period (changed to 2,000 shares per six-month offering period, beginning 1 January 2010); and subject to certain IRC restrictions.

The board of directors, pursuant to the EEPP, subsequently established the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the Sharesave Plans). The Sharesave Plans allow eligible employees to purchase Ordinary Shares at no lower than 85% of the fair market value at the start of the 36-month saving period. No options are currently outstanding under the Sharesave Plans.

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the EEPP. In total, 3,000,000 shares have been made available for issuance under the Sharesave Plans and U.S. Purchase Plan combined. In 2009, 528,411 shares (2008: 313,954 shares) were issued under the U.S. Purchase Plan and no shares were issued under the Sharesave Plans (2008: 29,946). At 31 December 2009, 849,192 shares (2008: 1,377,603 shares) were reserved for future issuance under the EEPP.

Approved Profit Sharing Scheme

We also operate a profit sharing scheme, as approved by the Irish Revenue Commissioners, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to limits as prescribed by law) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to limits as prescribed by law) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

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Directors’ Remuneration

	Years Ended 31, December

		2009		2009
	2009	Annual	2009	Benefit	2009	2008
	Salary/Fees	Bonus	Pension	In Kind	Total	Total
	$	$	$	$	$	$

Executive Directors:
G. Kelly Martin	803,077	800,000	7,350	54,529	1,664,956	830,496
Shane Cooke	589,428	990,000	74,048	12,876	1,666,352	1,124,215

Total	1,392,505	1,790,000	81,398	67,405	3,331,308	1,954,711

Non-Executive Directors:		—	—	—
Kyran McLaughlin	300,000	—	—	—	300,000	300,000
Floyd Bloom, MD(1)	36,709	—	—	—	36,709	67,500
Vaughn Bryson(2)	25,353	—	—	—	25,353	—
Lars Ekman, MD, PhD	75,000	—	—	—	75,000	75,000
Jonas Frick	67,500	—	—	—	67,500	66,458
Ann Maynard Gray(1)	36,709	—	—	—	36,709	67,500
Gary Kennedy	84,358	—	—	—	84,358	80,000
Patrick Kennedy	74,396	—	—	—	74,396	37,332
Giles Kerr	70,000	—	—	—	70,000	68,750
Kieran McGowan	75,000	—	—	—	75,000	76,250
Donal O’Connor	70,000	—	—	—	70,000	38,093
Richard Pilnik(2)	29,711	—	—	—	29,711	—
William R.Rohn	75,000	—	—	—	75,000	69,783
Jack Schuler(2)	29,711	—	—	—	29,711	—
Dennis J. Selkoe, MD(3)(4)	121,397	—	—	—	121,397	135,217
Jeffrey Shames(1)	36,910	—	—	—	36,910	70,000

Total	2,600,259	1,790,000	81,398	67,405	4,539,062	3,106,594

(1)	Retired as a director on 16 July 2009.

(2)	Elected as a director on 16 July 2009.

(3)	Includes fees of $50,000 in 2009 and $50,000 in 2008 under a consultancy agreement. See Note 34 to the Consolidated Financial Statements for additional information.

(4)	Retired as a director on 16 July 2009, and reappointed as a director on 26 August 2009.

In addition to the above, directors receive share-based awards, which are outlined in detail on pages 93 to 95 of this Annual Report. For the year ended 31 December 2009, we incurred total share-based compensation expense of $4.6 million (2008: $8.1 million) in relation to directors.

Payments to a Former Director

On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we paid him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles. Mr. Groom received total pension payments of $75,556 in 2008.

92	Elan Corporation, plc 2009 Annual Report

Report of the Leadership Development and Compensation Committee

Directors’ and Secretary’s Interests

At 31 December 2009, the beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares;
	Par Value €0.05 Each

Directors	2009	2008

Kyran McLaughlin	190,000	190,000
Vaughn Bryson(1)	10,000	—
Shane Cooke	203,891	190,769
Lars Ekman, MD, PhD	90,387	90,387
Jonas Frick	2,000	2,000
Gary Kennedy	7,650	7,650
Patrick Kennedy	10,500	2,500
Giles Kerr	—	—
G. Kelly Martin	167,073	203,150
Kieran McGowan	1,200	1,200
Donal O’Connor	18,900	18,900
Richard Pilnik(1)	—	—
William Rohn	23,000	23,000
Jack Schuler(1)	5,845,986	—
Dennis J. Selkoe, MD(2)	180,675	163,175
Secretary

William F. Daniel	65,700	58,155

(1)	Elected as a director on 16 July 2009.

(2)	Retired as director on 16 July 2009 and re-appointed as director on 26 August 2009.

Directors’ and Secretary’s Options and Restricted Stock Units

						Market
					Exercised	Price at
		At	Exercise		or Vested/	Exercise/	At	Earliest	Option Expiry/
		31 December	Price	Granted	Cancelled	Vest	31 December	Vest	RSU Latest
	Date of Grant	2008(1)		$2009(1)	2009(1)	Date	2009(1)	Date(2)	Vest Date(2)

Kyran McLaughlin	2 March 2001	5,000	$54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	$16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	$7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	—	RSU	11,250	—	—	11,250		11 February 2019

		82,500		11,250	—		93,750

Vaughn Bryson(3)	—	—		—	—		—

Shane Cooke	10 March 2005	60,000	$7.47	—	—	—	60,000	1 January 2006	9 March 2015
	25 May 2005	150,000	$7.21	—	—	—	150,000	1 January 2006	24 May 2015
	1 February 2006	63,899	$15.90	—	—	—	63,899	1 January 2007	31 January 2016
	1 February 2006	6,290	RSU	—	3,145	$7.13	3,145	1 February 2007	1 February 2010
	21 February 2007	115,620	$13.95	—	—	—	115,620	21 February 2008	20 February 2017
	21 February 2007	13,441	RSU	—	4,480	$6.41	8,961	21 February 2008	21 February 2011
	14 February 2008	39,068	$25.01	—	—	—	39,068	14 February 2009	13 February 2018
	14 February 2008	21,991	RSU	—	5,497	$7.15	16,494	14 February 2009	14 February 2012
	11 February 2009	—	$7.75	97,780	—	—	97,780	11 August 2011	10 February 2019
	11 February 2009	—	RSU	23,271	—	—	23,271	11 August 2011	11 August 2011

		470,309		121,051	13,122		578,238

Elan Corporation, plc 2009 Annual Report	93

						Market
					Exercised	Price at
		At	Exercise		or Vested/	Exercise/	At	Earliest	Option Expiry/
		31 December	Price	Granted	Cancelled	Vest	31 December	Vest	RSU Latest
	Date of Grant	2008(1)		$2009(1)	2009(1)	Date	2009(1)	Date(2)	Vest Date(2)

Lars Ekman, MD, PhD	7 December 2000	125,000	53.25	—	125,000	—	—	7 December 2002	31 December 2009
	1 March 2002	40,000	14.07	—	40,000	—	—	1 January 2003	31 December 2009
	10 March 2004	40,000	16.27	—	40,000	—	—	1 January 2005	31 December 2009
	10 March 2005	40,000	7.47	—	40,000	—	—	1 January 2006	31 December 2009
	1 February 2006	127,799	15.90	—	127,799	—	—	1 January 2007	31 December 2009
	21 February 2007	106,371	13.95	—	106,371	—	—	21 February 2008	31 December 2009
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	—	RSU	7,500	—	—	7,500		11 February 2019

		489,170		7,500	479,170		17,500

Jonas Frick	13 September 2007	20,000	$19.51	—	—	—	20,000	13 September 2008	12 September 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	—	RSU	7,500	—	—	7,500		11 February 2019

		30,000		7,500	—		37,500

Gary Kennedy	26 May 2005	15,000	$8.05	—	—	—	15,000	26 May 2007	25 May 2015
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	—	RSU	7,500	—	—	7,500		11 February 2019

		45,000		7,500	—		52,500

Patrick Kennedy	22 May 2008	20,000	$25.09	—	—	—	20,000	22 May 2009	21 May 2018
	11 February 2009	—	RSU	7,500	—	—	7,500		11 February 2019

		20,000		7,500	—		27,500

Giles Kerr	13 September 2007	20,000	$19.51	—	—	—	20,000	13 September 2008	12 September 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	—	RSU	7,500	—	—	7,500		11 February 2019

		30,000		7,500	—		37,500

G. Kelly Martin	6 February 2003	944,000	$3.85	—	—	—	944,000	31 December 2003	5 February 2013
	13 November 2003	1,000,000	$5.28	—	—	—	1,000,000	31 December 2003	12 November 2013
	10 March 2004	60,000	$16.27	—	—	—	60,000	1 January 2005	9 March 2014
	10 March 2005	280,000	$7.47	—	—	—	280,000	1 January 2006	9 March 2015
	7 December 2005	750,000	$12.03	—	—	—	750,000	31 December 2006	6 December 2015
	21 February 2007	494,855	$13.95	—	—	—	494,855	21 February 2008	20 February 2017
	14 February 2008	329,590	$25.01	—	—	—	329,590	14 February 2009	13 February 2018
	18 September 2009	—	$7.18	150,000	—	—	150,000	18 March 2012	17 September 2019

		3,858,445		150,000	—		4,008,445

Kieran McGowan	2 March 2001	5,000	$54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	$16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	$7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	—	RSU	7,500	—	—	7,500		11 February 2019

		82,500		7,500	—		90,000

Donal O’Connor	22 May 2008	20,000	$25.09	—	—	—	20,000	22 May 2009	21 May 2018
	11 February 2009	—	RSU	7,500	—	—	7,500		11 February 2019

		20,000		7,500	—		27,500

Richard Pilnik(3)	—	—		—	—		—

94	Elan Corporation, plc 2009 Annual Report

Report of the Leadership Development and Compensation Committee

						Market
					Exercised	Price at
		At	Exercise		or Vested/	Exercise/	At	Earliest	Option Expiry/
		31 December	Price	Granted	Cancelled	Vest	31 December	Vest	RSU Latest
	Date of Grant	2008(1)		$2009(1)	2009(1)	Date	2009(1)	Date(2)	Vest Date(2)

William R. Rohn	25 May 2006	20,000	$18.13	—	—	—	20,000	25 May 2007	24 May 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	—	RSU	7,500	—	—	7,500		11 February 2019

		40,000		7,500	—		47,500

Jack Schuler(3)	—	—		—	—		—

Dennis J. Selkoe, MD(4)	2 March 2001	5,000	$54.85	—	5,000	—	—	2 March 2002	14 October 2009
	10 March 2004	40,000	$16.27	—	—	—	40,000	10 March 2005	16 July 2011
	10 March 2005	7,500	$7.47	—	—	—	7,500	1 January 2006	16 July 2011
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	16 July 2011
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	16 July 2011
	14 February 2008	10,000	RSU	—	10,000	$7.40	—		16 July 2009
	11 February 2009	—	RSU	7,500	7,500	$6.66	—		14 October 2009

		82,500		7,500	22,500		67,500

Secretary

William F. Daniel	8 November 1999	40,000	$24.00	—	40,000	—	—	8 November 2001	7 November 2009
	24 February 2000	35,000	$37.19	—	—	—	35,000	1 January 2002	23 February 2010
	2 March 2001	25,000	$54.85	—	—	—	25,000	1 January 2002	1 March 2011
	1 March 2002	30,000	$14.07	—	—	—	30,000	1 January 2003	29 February 2012
	20 August 2002	30,000	$2.11	—	—	—	30,000	20 February 2003	19 August 2012
	1 May 2003	6,000	$3.84	—	—	—	6,000	1 January 2004	30 April 2013
	10 March 2004	30,000	$16.27	—	—	—	30,000	1 January 2005	9 March 2014
	10 March 2005	50,000	$7.47	—	—	—	50,000	1 January 2006	9 March 2015
	1 February 2006	47,925	$15.90	—	—	—	47,925	1 January 2007	31 January 2016
	1 February 2006	4,717	RSU	—	2,358	$7.13	2,359	1 February 2007	1 February 2010
	21 February 2007	69,372	$13.95	—	—	—	69,372	21 February 2008	20 February 2017
	21 February 2007	8,065	RSU	—	2,688	$6.41	5,377	21 February 2008	21 February 2011
	14 February 2008	17,758	$25.01	—	—	—	17,758	14 February 2009	13 February 2018
	14 February 2008	9,996	RSU	—	2,499	$7.15	7,497	14 February 2009	14 February 2012
	11 February 2009	—	$7.75	77,643	—	—	77,643	11 August 2011	10 February 2019
	11 February 2009	—	RSU	18,479	—	—	18,479	11 August 2011	11 August 2011

		403,833		96,122	47,545		452,410

(1)	The amounts shown represent the number of Ordinary Shares callable by options or Ordinary Shares issuable upon the vesting of RSUs.

(2)	RSUs granted to non-executive directors on 14 February 2008 and 11 February 2009 will become vested if, after having served for a minimum of three years, the non-executive director resigns or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(3)	Elected as a director on 16 July 2009.

(4)	Retired as a director on 16 July 2009, and re-appointed as director on 26 August 2009.

Options outstanding at 31 December 2009, are exercisable at various dates between January 2010 and February 2019. During the year ended 31 December 2009, the closing market price ranged from $5.00 to $8.70 per ADS. The closing market price at 19 March 2010, on the NYSE, of our ADSs was $7.33.

Elan Corporation, plc 2009 Annual Report	95

The following changes in directors’ and secretary’s interests occurred between 31 December 2009 and 19 March 2010:

		Exercise	No. of	No. of
	Grant Date	Price	Options	RSUs

Shane Cooke	11 February 2010	$7.05	86,631	47,872
G. Kelly Martin	11 February 2010	$7.05	673,797	124,113
William F. Daniel	11 February 2010	$7.05	51,337	28,369

		RSUs	Options	ADRs
	Date	Vested	Exercised	Sold

Shane Cooke	11 February 2010	3,145	—	—
Shane Cooke	15 February 2010	5,498	—	—
Shane Cooke	22 February 2010	4,480	—	—
G. Kelly Martin	11 February 2010	—	—	14,077
William F. Daniel	11 February 2010	2,359	—	—
William F. Daniel	15 February 2010	2,499	—	—
William F. Daniel	22 February 2010	2,688	—	—

Executive Directors’ Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

From July 2001 to December 2004, Mr. Cooke participated in a defined benefit pension plan, which is designed to provide eligible employees based in Ireland two-thirds of their basic salary at retirement at age 60 for full service. The total accumulated accrued annual benefit for Mr. Cooke at 13 December 2009, was €15,290 (2008: €14,666). Mr. Cooke now participates in a small self-administered pension fund to which we contribute.

Mr. Martin participates in a defined contribution plan (401(k) plan) for U.S.-based employees. Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 14 to the Consolidated Financial Statements.

Directors’ Service Contracts

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On 8 June 2009, we entered into an agreement with Mr. Jack W. Schuler, Mr. Vaughn Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also includes a standstill provision providing that, until the later of 31 December 2009, and the date that is three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates will, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

96	Elan Corporation, plc 2009 Annual Report

Report of the Leadership Development and Compensation Committee

Dr. Ekman

Effective 31 December 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and has continued to serve as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease programmes; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease programmes. To date, none of the milestones has been triggered, and they remain in effect.

Mr. Martin

On 7 January 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based equity awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and the 2005 Options will be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or, if earlier, the date Mr. Martin obtains other employment, continue to participate in our health and medical plans and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other executive director has an employment contract extending beyond 12 months.

Elan Corporation, plc 2009 Annual Report	97

Mr. McLaughlin

In 2009, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services in relation to the Johnson & Johnson Transaction and the offering and sale of the 8.75% Notes. The total invoiced value of these services was $2.4 million.

Mr. Pilnik

In 2009, prior to his joining the board of directors of Elan, Mr. Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

Dr. Selkoe

Effective as of 1 July 2009, EPI entered into a consultancy agreement with Dr. Dennis Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2009 and 2008.

External Appointments and Retention Fees

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

The LDCC is please to submit this report to our shareholders on these matters.

On behalf of the LDCC,

Patrick Kennedy
Chairman of the LDCC and Non-Executive Director
26 March 2010

98	Elan Corporation, plc 2009 Annual Report

Report of the Audit Committee

The current members of the Audit Committee (the Committee) are Mr. Gary Kennedy, chairman, Mr. Giles Kerr and Mr. Donal O’Connor. They are all non-executive directors of the Company. The board considers each member to be independent under the Combined Code and under the criteria of the NYSE corporate governance listing standards concerning the composition of audit committees.

The board is satisfied that at least one member of the Committee has recent and relevant financial experience. The Committee has determined that Mr. Kennedy is an Audit Committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002.

The core responsibilities of the Committee include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors’ qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements including the operation of the Company’s Securities Trading Policy and Code of Conduct;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

The Committee oversees the maintenance and review of the Company’s Code of Conduct. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters.

It appoints and agrees on the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. The Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit-related services and non-audit services. The pre-approval procedures permit certain audit, audit-related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Committee if required. Regular reports to the full Committee are also provided for and, in practice, are a standing agenda item at Committee meetings.

The Committee held a number of private meetings without management present with both the Company’s head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Committee members and those individuals separate from the main sessions of the Committee, which were attended by the chief financial officer, the group controller and the Company’s general counsel.

At each regularly scheduled board meeting, the chairman of the Committee reported to the board on the principal matters covered at the preceding Committee meetings. The minutes of all Committee meetings were also circulated to all board members.

The Committee met on 12 occasions in 2009. The Committee is scheduled to meet nine times in 2010.

During 2009, the business considered and discussed by the Committee included the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered.

Elan Corporation, plc 2009 Annual Report	99

•	Reports were received from the independent external auditors concerning its audit strategy and planning and the results of its audit of the financial statements and from management, the internal audit function and independent external auditor on the effectiveness of the Company’s system of internal controls and, in particular, its internal control over financial reporting.

•	The Committee reviewed the operations of the Company’s Code of Conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2009.

•	The Committee reviewed the progress on the implementation of a comprehensive enterprise-wide risk management process in the Company.

•	Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Committee.

•	The Committee charter and the operation of the Committee were reviewed during 2009. No changes were recommended.

•	The amount of audit and non-audit fees of the independent auditor was monitored throughout 2009. The Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy
Chairman of the Audit Committee and Non-Executive Director
26 March 2010

100	Elan Corporation, plc 2009 Annual Report

Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the Group and Parent Company Financial Statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law, the directors are required to prepare the Group Financial Statements in accordance with IFRS as adopted by the European Union and have elected to prepare the Parent Company Financial Statements in accordance with IFRS as adopted by the European Union and as applied in accordance with the Companies Acts, 1963 to 2009.

The Group and Parent Company Financial Statements are required by law and IFRS as adopted by the European Union to present fairly the financial position and performance of the group and the parent company. The Companies Acts, 1963 to 2009 provide, in relation to such financial statements, that references in the relevant part of these Acts to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Parent Company Financial Statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2009. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those rules. In particular, in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (the Transparency Regulations), the directors are required to include in their report a fair review of the business and a description of the principal risks and uncertainties facing the group and the parent company and a responsibility statement relating to these and other matters, included below.

Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the directors, whose names and functions are listed on pages 75 to 77 of this Annual Report, confirm that, to the best of each person’s knowledge and belief:

•	the Group and Parent Company Financial Statements, prepared in accordance with IFRS as adopted by the European Union, give a true and fair view of the assets, liabilities and financial position of the group and parent company at 31 December 2009 and the losses of the group and parent company for the year then ended; and

•	the Directors’ Report contained in the Annual Report includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that they face.

On behalf of the board,

Kyran McLaughlin, Chairman 26 March 2010	G. Kelly Martin, Chief Executive Officer

Elan Corporation, plc 2009 Annual Report	101

Independent Auditor’s Report

To the Members of Elan Corporation, plc

We have audited the Group and Parent Company Financial Statements (the financial statements) of Elan Corporation, plc for the year ended 31 December 2009, which comprise the Consolidated and Parent Company Income Statements, the Consolidated and Parent Company Statements of Comprehensive Income/(Loss), the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Shareholders’ Equity/(Deficit) and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditor

The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors’ Responsibilities on page 101.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRS as adopted by the European Union and have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and, in the case of the Group Financial Statements, Article 4 of the IAS Regulation.

We also report to you whether, in our opinion: proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the Parent Company Financial Statements are in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and directors’ transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2008 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Letter from the Chairman, the Letter from the CEO, the Operating Review, the Financial Review, the Directors’ Report, the Corporate Governance Statement, the Report of the Leadership Development and Compensation Committee and the Report of the Audit Committee. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

102	Elan Corporation, plc 2009 Annual Report

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•	the group and parent company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of affairs of the group and parent company as at 31 December 2009 and of their losses for the year then ended;

•	the financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation.

Other matters

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The Parent Company Financial Statements are in agreement with the books of account.

In our opinion the information given in the Directors’ Report is consistent with the financial statements.

The net assets of the parent company, as stated in the parent company balance sheet on page 110, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2009 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

Chartered Accountants
Registered Auditor
Dublin, Ireland

26 March 2010

Elan Corporation, plc 2009 Annual Report	103

Financial Statements

Consolidated Income Statement

For the Year Ended 31 December 2009

		2009	2008
	Notes	$m	$m

Product revenue		802.2	744.2
Contract revenue		18.7	17.6

Total revenue	4,5	820.9	761.8
Cost of sales	8	351.8	294.6

Gross profit		469.1	467.2
Selling, general and administrative expenses	8	256.7	284.5
Research and development expenses	8	303.1	334.4
Net gain on divestment of business	7	(118.0)	—
Gain on legal settlement	6	(18.0)	—

Operating profit/(loss)		45.3	(151.7)
Interest expense	9	139.8	145.6
Interest income	9	(1.3)	(13.7)
Investment (gains)/losses	9	(0.6)	21.7
Net charge on debt retirement	9	24.4	—

Net interest and investment gains and losses		162.3	153.6

Loss before tax	10	(117.0)	(305.3)
Income tax expense/(benefit)	11	45.3	(270.1)

Net loss for the year		(162.3)	(35.2)

Basic and diluted net loss per Ordinary Share	12	$(0.32)	$(0.07)
Weighted-average shares outstanding (in millions)	12	506.8	473.5

The net losses for 2009 and 2008 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, chief executive officer

104	Elan Corporation, plc 2009 Annual Report

Financial Statements

Consolidated Statement of Comprehensive Income/(Loss)

For the Year Ended 31 December 2009

		2009	2008
	Note	$m	$m

Net loss		(162.3)	(35.2)
Other comprehensive income/(loss):
Foreign currency translation		(0.1)	–
Available-for-sale investments	18	3.0	(5.4)

Other comprehensive income/(loss) for the year		2.9	(5.4)

Total comprehensive loss for the year		(159.4)	(40.6)

The total comprehensive losses for 2009 and 2008 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2009 Annual Report	105

Consolidated Balance Sheet

At 31 December 2009

		2009	2008
	Notes	$m	$m

Non-Current Assets
Goodwill and other intangible assets	15	263.3	386.1
Property, plant and equipment	16	292.8	351.8
Investment in associate	17	235.0	–
Available-for-sale investments	18	9.5	9.9
Deferred tax asset	11	344.1	388.6
Restricted cash	22	14.9	15.0
Other non-current assets	19	23.4	24.0

Total Non-Current Assets		1,183.0	1,175.4

Current Assets
Inventory	20	53.5	29.8
Accounts receivable	21	192.4	196.1
Other current assets	19	29.0	14.2
Income tax prepayment	11	3.0	3.1
Available-for-sale investments	18	7.1	30.5
Restricted cash	22	16.8	20.2
Cash and cash equivalents		836.5	375.3

Total Current Assets		1,138.3	669.2

Total Assets		2,321.3	1,844.6

Non-Current Liabilities
Long-term debt	23	1,508.6	1,743.4
Other liabilities	24	35.2	33.8
Income tax payable	11	12.6	–

Total Non-Current Liabilities		1,556.4	1,777.2

Current Liabilities
Accounts payable		52.4	37.7
Accrued and other liabilities	24	196.5	236.7
Provisions	25	0.6	5.9
Income tax payable	11	1.0	10.5

Total Current Liabilities		250.5	290.8

Total Liabilities		1,806.9	2,068.0

Shareholders’ Equity/(Deficit)
Share capital	26	35.8	27.6
Share premium		7,085.6	6,221.8
Share-based compensation reserve		237.2	239.0
Foreign currency translation reserve		(11.1)	(11.0)
Available-for-sale investment reserve		5.1	2.1
Retained loss	28	(6,838.2)	(6,702.9)

Total Shareholders’ Equity/(Deficit)		514.4	(223.4)

Total Shareholders’ Equity/(Deficit) and Liabilities		2,321.3	1,844.6

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, chief executive officer

106	Elan Corporation, plc 2009 Annual Report

Financial Statements

Consolidated Statement of Cash Flows

For the Year Ended 31 December 2009

	2009	2008
	$m	$m

Net loss	(162.3)	(35.2)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	75.6	74.7
Net gain on divestment of business	(135.3)	—
(Gain)/loss on sale of investments	(1.2)	1.0
Impairment of property, plant and equipment	15.0	—
Impairment of intangible assets	30.6	—
Impairment of investments	—	20.1
Share-based compensation expense	31.8	48.7
Debt interest expense	135.9	144.9
Interest income	(1.1)	(11.0)
Income tax expense/(benefit)	45.3	(270.1)
Net charge on debt retirement	24.4	—
Other	1.8	4.0

	60.5	(22.9)
Decrease/(increase) in accounts receivable	3.7	(58.7)
Increase in prepayments and other assets	(11.5)	(2.7)
(Increase)/decrease in inventory	(24.3)	6.9
Increase in accounts payable and accrued and other liabilities	19.0	21.7

Cash provided by/(used in) operations	47.4	(55.7)
Interest received	0.9	12.2
Interest paid	(126.1)	(141.0)
Income taxes paid	(4.2)	(7.4)

Net cash used in operating activities	(82.0)	(191.9)

Investing activities
Decrease/(increase) in restricted cash	3.5	(5.6)
Proceeds from disposal of property, plant and equipment	7.3	—
Purchase of property, plant and equipment	(43.5)	(58.8)
Purchase of intangible and other assets	(54.4)	(79.1)
Purchase of available-for-sale investments	(0.6)	(0.1)
Proceeds from disposal of current available-for-sale investments	28.9	232.6
Proceeds from disposal of non-current available-for-sale investments	—	3.5
Proceeds from product disposal	—	2.0

Net cash (used in)/provided by investing activities	(58.8)	94.5

Financing activities
Issue of share capital	868.0	—
Proceeds from employee share issuances	4.0	50.0
Repayment of loans and finance lease obligations	(867.8)	(0.9)
Net proceeds from debt issuances	603.0	—
Repayment of government grant	(5.4)	—

Net cash provided by financing activities	601.8	49.1

Effect of foreign exchange rate changes	0.2	0.1

Net increase/(decrease) in cash and cash equivalents	461.2	(48.2)

Cash and cash equivalents at the beginning of the year	375.3	423.5

Cash and cash equivalents at the end of the year	836.5	375.3

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2009 Annual Report	107

Consolidated Statement of Changes in Shareholders’ Equity/(Deficit)
For the Year Ended 31 December 2009

					Foreign	Available-for-
				Share-Based	Currency	sale
	Number	Share	Share	Compensation	Translation	Investment	Retained	Total
	of Shares	Capital	Premium	Reserve	Reserve	Reserve	Loss	Amount
	m	$m	$m	$m	$m	$m	$m	$m

Balances at 1 January 2008	470.2	27.4	6,172.0	114.4	(11.0)	7.5	(6,698.7)	(388.4)
Net loss	—	—	—	—	—	—	(35.2)	(35.2)
Other comprehensive income/(loss)
Available-for-sale investments	—	—	—	—	—	(5.4)	—	(5.4)

Total other comprehensive loss	—	—	—	—	—	—	—	(5.4)

Total comprehensive loss								(40.6)

Issue of share capital, net of issue costs	4.5	0.2	49.8	—	—	—	—	50.0
Share-based compensation cost	—	—	—	49.7	—	—	—	49.7
Share-based compensation – deferred tax	—	—	—	105.9	—	—	—	105.9
Transfer of exercised and expired share-based awards	—	—	—	(31.0)	—	—	31.0	—

Balances at 31 December 2008	474.7	27.6	6,221.8	239.0	(11.0)	2.1	(6,702.9)	(223.4)

Net loss	—	—	—	—	—	—	(162.3)	(162.3)
Other comprehensive income/(loss)
Foreign currency translation	—	—	—	—	(0.1)	—	—	(0.1)
Available-for-sale investments	—	—	—	—	—	3.0	—	3.0

Total other comprehensive income								2.9

Total comprehensive loss								(159.4)

Issue of share capital, net of issue costs	109.2	8.2	863.8	—	—	—	—	872.0
Share-based compensation cost	—	—	—	31.8	—	—	—	31.8
Share-based compensation – deferred tax	—	—	—	(6.6)	—	—	—	(6.6)
Transfer of exercised and expired share-based awards	—	—	—	(27.0)	—	—	27.0	—

Balances at 31 December 2009	583.9	35.8	7,085.6	237.2	(11.1)	5.1	(6,838.2)	514.4

The accompanying notes are an integral part of these financial statements.

108	Elan Corporation, plc 2009 Annual Report

Financial Statements

Parent Company Income Statement

For the Year Ended 31 December 2009

			2009	2008
	Notes		$m	$m

Product revenue			—	—
Contract revenue			—	—

Total revenue			—	—
Cost of sales			—	—

Gross profit			—	—
Selling, general and administrative expenses			56.9	61.3
Research and development expenses			—	—

Operating loss			(56.9)	(61.3)
Interest income	37	(a)	(0.1)	(1.0)

Net interest and investment gains			(0.1)	(1.0)

Loss before tax	37	(b)	(56.8)	(60.3)
Income tax expense/(benefit)	37	(c)	—	—

Net loss for the year			(56.8)	(60.3)

The parent company had no other income or expenditure during 2009 or 2008, therefore no separate Statement of Comprehensive Income/(Loss) is presented.

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2009 Annual Report	109

Parent Company Balance Sheet

At 31 December 2009

			2009	2008
	Notes		$m	$m

Non-Current Assets
Investments	37	(d)	1,605.4	1,019.4
Other non-current assets	37	(e)	11.9	14.0

Total Non-Current Assets			1,617.3	1,033.4

Current Assets
Other current assets	37	(f)	2,679.4	2,444.8
Cash and cash equivalents			3.5	1.4

Total Current Assets			2,682.9	2,446.2

Total Assets			4,300.2	3,479.6

Non-Current Liabilities
Other liabilities	37	(g)	—	8.8

Total Non-Current Liabilities			—	8.8

Current Liabilities
Accrued and other liabilities	37	(h)	1,310.7	1,328.3

Total Current Liabilities			1,310.7	1,328.3

Total Liabilities			1,310.7	1,337.1

Shareholders’ Equity
Share capital			35.8	27.6
Share premium			7,085.6	6,221.8
Share-based compensation reserve			137.9	133.1
Retained loss	37	(i)	(4,269.8)	(4,240.0)

Total Shareholders’ Equity			2,989.5	2,142.5

Total Shareholders’ Equity and Liabilities			4,300.2	3,479.6

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, chief executive officer

110	Elan Corporation, plc 2009 Annual Report

Financial Statements

Parent Company Statement of Cash Flows

For the Year Ended 31 December 2009

	2009	2008
	$m	$m

Net loss	(56.8)	(60.3)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	1.2	13.0
Interest income	—	(0.1)
Other	2.2	(2.3)

	(53.4)	(49.7)
Increase in accounts receivable	(0.5)	—
Decrease/(increase) in amounts due to/from group undertakings	(259.1)	0.1
Decrease in accounts payable and other accrued liabilities	(0.4)	—

Cash used in operations	(313.4)	(49.6)
Interest received	—	0.1
Interest paid	—	—

Net cash used in operating activities	(313.4)	(49.5)

Financing activities
Proceeds from issuance of share capital	316.6	50.0
Repayment of finance lease obligations	(1.1)	(1.1)

Net cash provided by financing activities	315.5	48.9

Net increase/(decrease) in cash and cash equivalents	2.1	(0.6)

Cash and cash equivalents at the beginning of the year	1.4	2.0

Cash and cash equivalents at the end of the year	3.5	1.4

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2009 Annual Report	111

Parent Company Statement of Changes in Shareholders’ Equity

For the Year Ended 31 December 2009

				Share-Based
	Number	Share	Share	Compensation	Retained	Total
	of Shares	Capital	Premium	Reserve	Loss	Amount
	m	$m	$m	$m	$m	$m

Balances at 1 January 2008	470.2	27.4	6,172.0	114.4	(4,210.7)	2,103.1
Net loss	—	—	—	—	(60.3)	(60.3)
Issue of share capital, net of issue costs	4.5	0.2	49.8	—	—	50.0
Share-based compensation cost	—	—	—	49.7	—	49.7
Transfer of exercised and expired share-based awards	—	—	—	(31.0)	31.0	—

Balances at 31 December 2008	474.7	27.6	6,221.8	133.1	(4,240.0)	2,142.5

Net loss	—	—	—	—	(56.8)	(56.8)
Issue of share capital, net of issue costs	109.2	8.2	863.8	—	—	872.0
Share-based compensation cost	—	—	—	31.8	—	31.8
Transfer of exercised and expired share-based awards	—	—	—	(27.0)	27.0	—

Balances at 31 December 2009	583.9	35.8	7,085.6	137.9	(4,269.8)	2,989.5

The accompanying notes are an integral part of these financial statements.

112	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1	Basis of Preparation

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at the Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is +353-1-709-4000. Our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States.

These Consolidated and Parent Company Financial Statements have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (IFRS), which are effective, or available for early adoption, for accounting periods ending on or before 31 December 2009, and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS. In addition to these Consolidated Financial Statements, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information”, on pages 180 to 185 of this Annual Report.

These Consolidated and Parent Company Financial Statements are presented in U.S. dollars, being the functional currency of the parent company and the majority of the Group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The judgements, estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates. The areas involving a high degree of judgement and the areas where estimates and assumptions are critical to the Consolidated Financial Statements are discussed in Note 3.

We have incurred significant losses during the last number of fiscal years. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our Consolidated and Parent Company Financial Statements on a going concern basis.

The Consolidated and Parent Company Financial Statements were authorised for issue by the directors on 26 March 2010.

2	Significant Accounting Policies

The following accounting policies have been applied in the preparation of our Consolidated and Parent Company Financial Statements.

a	Statement of compliance

The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS, which are effective, or available for early adoption, for accounting periods ending on or before 31 December 2009, further to the International Accounting Standards (IAS) Regulation (EC 1606/2002) and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS.

The following standards, interpretations and amendments to existing standards were adopted for the first time in 2009:

•	IFRS 8, “Operating Segments” (IFRS 8). This standard replaced IAS 14, “Segment Reporting” (IAS 14). IFRS 8 specifies how an entity should disclose information about its segments using a “management approach” under which

Elan Corporation, plc 2009 Annual Report	113

segment information is presented on the same basis as that used for internal reporting. We adopted IFRS 8 with effect from 1 January 2009, and have accordingly presented financial information for segments whose operating activities are regularly reviewed by the chief operating decision maker (CODM) in order to make decisions about allocating resources and assessing performance. Our operations are organised into two business units: BioNeurology (formerly referred to as Biopharmaceuticals) and Elan Drug Technologies (EDT). Previously, under IAS 14, we identified two sets of segments — one based on business units and the other on geographical areas. The reportable segments under IFRS 8, BioNeurology and EDT, are consistent with those previously reported under the primary format of the segment reporting under IAS 14. The adoption of this standard does not impact our primary financial statements and it did not have a material impact on our operating segment disclosures.

•	Amendment to IFRS 7, “Financial Instruments: Disclosures”. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level using a fair value measurement hierarchy. We adopted the amendment to IFRS 7 from 1 January 2009. The adoption of the amendment results in additional disclosures. There is no impact on our financial position or results from operations.

•	IFRS 3 (Revised), “Business Combinations” (IFRS 3 (Revised)), was early adopted in 2009 and applied prospectively from 1 January 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. We applied the definition of a business in IFRS 3 (Revised) in accounting for the divestment of the Alzheimer’s Immunotherapy Program (AIP), which is discussed in Note 7.

•	IAS 27 (Revised), “Consolidated and Separate Financial Statements” was early adopted in 2009 in conjunction with our early adoption of IFRS 3 (Revised) and applied prospectively from 1 January 2009. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill on acquisitions from non-controlling interests or gains and losses on disposals to non-controlling interests. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. The adoption of the standard did not impact on our financial position or results from operations.

•	Amendment to IAS 1, “Presentation of Financial Statements–A Revised Presentation”. This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. The revised standard prohibits the presentation of items of income and expenses (that is, non-owner changes in equity) in the statement of changes in equity, requiring non-owner changes in equity to be presented separately from owner changes in equity in a statement of comprehensive income. As a result, the Group presents in the consolidated statements of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in a performance statement. We have elected to present non-owner changes in equity in two separate performance statements: the Consolidated Income Statement and the Consolidated Statement of Comprehensive Income/(Loss). The adoption of the amendment did not impact on our financial position or results from operations.

We have considered all EU-endorsed IFRS standards, amendments to these standards and IFRIC interpretations that have been issued, but which are not yet effective, and have not been early adopted in these financial statements. The following revised and new standards and interpretations will be adopted in future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	IFRIC 17, “Distribution of Non-cash Assets to Owners” (IFRIC 17), (effective for annual periods beginning on or after 1 July 2009).

•	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”, (effective for annual periods beginning on or after 1 July 2009).

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Notes to the Consolidated Financial Statements

•	Amendment to IAS 32, “Financial Instruments: Presentation: Classification of Rights Issues”, (effective for annual periods beginning on or after 1 February 2010).

b	Basis of consolidation

The Consolidated Financial Statements include the accounts of Elan and all of our subsidiary undertakings, which are entities under our control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the Consolidated Financial Statements. We use the equity method to account for investments in associate undertakings.

Our collaboration with Biogen Idec Inc. (Biogen Idec) for Tysabri® (natalizumab) is a jointly controlled operation in accordance with IAS 31, “Interests in Joint Ventures” (IAS 31). A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

c	Revenue

We recognise revenue from the sale of our products, royalties earned and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Product Revenue – Product revenue includes: (i) the sale of our products; (ii) royalties; (iii) manufacturing fees; and (iv) revenue from a jointly controlled operation (Tysabri).

We recognise revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i.	The sale of products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii.	We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Royalties are recognised as earned in accordance with the contract terms when royalties can be reliably measured and collectability is reasonably assured.

iii.	We receive manufacturing fees for products that we manufacture on behalf of other third-party customers.

iv.	The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses related to these sales.

We record sales on a gross basis (except for Tysabri, for which we recognise as revenue our share of the collaboration profit plus our directly incurred expenses; for additional information on the accounting for Tysabri revenue, refer to Note 4) and make various deductions to arrive at net revenue as reported in the Consolidated Income Statement. Details of the estimates and judgements involved in estimating these deductions are set out in Note 3(b), Critical Accounting Estimates and Judgements.

Contract Revenue – Contract revenue arises from contracts to perform R&D services on behalf of clients or technology licensing to third parties. Contract revenue is recognised when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties.

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We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme that would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

d	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	15-40 years

Plant and equipment	3-10 years

Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

e	Goodwill and other intangible assets

Patents, licences and acquired in-process research and development (IPR&D) costs are stated at cost less accumulated amortisation and impairments. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 to 20 years. Acquired IPR&D is capitalised and amortised on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D. The method of amortisation chosen best reflects the manner in which individual intangible assets are consumed. Any development costs incurred and associated with acquired licences, patents, know-how or marketing rights are expensed as incurred, unless the criteria for recognition of an internally generated intangible asset are met.

Goodwill arising on acquisitions is stated at cost less any accumulated impairments. Goodwill is allocated to assets that are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units), and is not subject to amortisation but is tested at least annually for impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible assets where the software supports a significant business system and the expenditure leads to the creation of a durable asset. Computer software is amortised over four years.

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is expensed when incurred, unless the criteria for recognition of an internally generated intangible are met. Regulatory and other uncertainties generally mean that such criteria are not met. To date, we have not had any development expenditures that have met the criteria for recognition of an internally generated intangible asset.

f	Investment in associate

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. We have recorded this investment in Janssen AI as an investment in an associate on the balance sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment has been initially recognised based on the estimated fair value of the investment acquired and is accounted for using the equity method. Under the equity method, investors are required to recognise their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialisation expenses by Janssen AI. Therefore, we will not bear or recognise any share of the losses or earnings of Janssen AI until the initial $500.0 million is expensed by Janssen AI, or until an AIP product reaches market and Janssen AI is in a positive operating cash flow position. Beginning from the date at which the earlier of these events has occurred, we will recognise our share of the earnings or losses of Janssen AI.

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Notes to the Consolidated Financial Statements

g	Impairment of non-financial assets

Goodwill, other intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Impairment losses in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce, on a pro rata basis, the carrying amount of the other assets in the unit.

Impairment losses in respect of goodwill are not reversed. For other assets, an impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Our investment in an associate undertaking is reviewed for impairment whenever events or circumstances indicate the fair value of the investment has fallen below our carrying amount. The factors affecting the assessment of impairments include both general financial market conditions and factors specific to the investee. When such a decline is deemed to be significant and prolonged, an impairment charge is recorded for the difference between the investment’s carrying amount and its estimated fair value at the time. In making the determination as to whether a decline is significant or prolonged, we consider such factors as the duration and extent of the decline and the investee’s financial and operating performance. Differing assumptions could affect whether an investment is impaired in any period, or the amount of the impairment.

The critical estimates and judgements relating to the impairment of certain assets are described in detail in Note 3(a).

h	Investments

Investments (excluding investments in associate undertakings), which are all accounted for on a trade date basis, are classified into one of the following three categories:

•	Held-for-trading investments are acquired principally to generate profit from short-term fluctuations in price. These instruments are recorded as short-term investments and are carried at fair value, with any resultant gain or loss recognised in the income statement. We did not hold any held-for-trading securities at either 31 December 2009 or 2008.

•	Investments are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These instruments are carried at amortised cost, less any impairments. We did not hold any held-to-maturity securities at either 31 December 2009 or 2008.

•	Available-for-sale securities are those that are either designated as available for sale or are not categorised into any of the other categories. They are stated at fair value and gains or losses are recognised in other comprehensive income. Any interest income on debt securities is recognised in the income statement as it accrues, using the effective interest method. Available-for-sale securities may also include certain embedded derivatives that are not closely related to the host contract and in these cases, changes in fair value related to the embedded features are recorded in the income statement.

The fair value of investments classified as available-for-sale is their quoted market price at the balance sheet date. Where market values for investments are not readily available, a number of valuation methodologies are employed to estimate fair value. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows.

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Investments are assessed for potential impairment at each balance sheet date. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity securities are not reversed through the income statement if there is a subsequent increase in value.

i	Derivative financial instruments

We enter into transactions in the normal course of business using certain financial instruments in order to economically hedge against exposures to fluctuating foreign exchange and interest rates. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value on the balance sheet. We did not hold any interest rate swap contracts, forward currency contracts or other derivative instruments during 2009 or 2008.

We record at fair value certain freestanding warrants that were acquired in investment transactions. Changes in their fair value are recorded in the income statement and their carrying value is recorded within current investments.

j	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities on acquisition of three months or less.

k	Inventory

Inventory is stated at the lower of cost and net realisable value. In the case of raw materials and supplies, cost is calculated on a first-in, first-out basis and includes the expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts). In the case of work-in-progress and finished goods, cost comprises direct labour, material costs and attributable overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

l	Foreign currency

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities are translated using year-end rates and income and expenses are translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transaction. The cumulative effect of exchange differences arising on consolidation of the net investment in foreign subsidiaries is recorded in other comprehensive income.

m	Pension and other post-employment benefit plans

We have two defined benefit pension plans covering eligible employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a professionally qualified actuary using the projected unit credit method. Obligations in respect of each plan are determined by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Pension obligations are measured as the present value of estimated future cash flows, discounted at rates reflecting the yields of high-quality corporate bonds. Plan assets are measured at fair value using bid prices at the balance sheet date.

118	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately.

We recognise actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognised net actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised.

When the plan assets exceed liabilities at the balance sheet date, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any currently available future refunds from the plan or reductions in future contributions to the plan. The parent company, as legal sponsor for the plans, recognises any such asset or liabilities related to the schemes.

Employees of various Group companies based in Ireland are members of the schemes. The contribution costs of the defined benefit schemes are being borne by the relevant Group company, by way of intercompany charge.

In addition, we have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred.

n	Leasing

Property, plant and equipment, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us are classified as finance leases and are capitalised on the balance sheet. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses, and is shown as property, plant and equipment. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases that are not finance leases are considered operating leases. Rentals on operating leases are expensed on a straight-line basis over the term of the lease. Leased property, plant and equipment sub-let to third parties are classified according to their substance as either finance or operating leases. All such arrangements that we have entered into as lessor are operating leases. Income received as lessor is recognised on a straight-line basis over the period of the lease. If costs expected to be incurred under an operating sublease exceed anticipated income from the sublease, a loss is recognised immediately.

o	Share-based compensation

Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognised based on estimated grant date fair values. These awards include employee share options, restricted stock units (RSUs) and share purchases related to our employee equity purchase plans.

Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s shares on the date of grant. Share-based compensation cost for share options awarded to employees and directors and shares issued under our employee equity purchase plans is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognised as an expense over the requisite service periods.

Share-based compensation expense for equity-settled awards to non-employees in exchange for goods or services is based on the fair value of the awards measured when services are rendered, as the fair value of the goods or services received cannot be estimated reliably.

Estimating the fair value of share-based awards as of the grant date, or when the services are rendered, using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables, and the assumptions used in determining them, are described in detail in Note 3(c).

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p	Provisions and contingencies

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation and the amount of the loss can be reasonably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. The estimates and judgements associated with the accounting for contingencies relating to actual or potential administrative proceedings are described in detail in Note 3(d).

q	Income tax

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to either other comprehensive income or shareholders’ equity, in which case the deferred tax is also recorded in either other comprehensive income or shareholders’ equity, respectively. The critical estimates and judgements relating to the accounting for income taxes are described in detail in Note 3(e).

r	Financing costs

Debt financing costs comprise transaction costs and original issue discount on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method. The carrying amount of debt includes related unamortised financing costs.

s	Investments in subsidiaries

The parent company holds investments in Group companies, which are carried at cost less any impairments. Investments in Group companies include a contribution for share-based compensation relating to share-based payments made to employees of subsidiary undertakings.

3	Critical Accounting Estimates and Judgements

The Consolidated Financial Statements include certain judgements and estimates based on management’s historical experience. Estimates and judgements are used in determining key items such as the carrying values of long-lived assets, estimating sales discounts and allowances, the fair value of share-based compensation, the accounting for contingencies, and the accounting for income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

a	Impairment of assets

Total goodwill and other intangible assets amounted to $263.3 million at 31 December 2009 (2008: $386.1 million) and the total carrying value of our property, plant and equipment was $292.8 million at 31 December 2009 (2008: $351.8 million).

Intangible assets with estimable useful lives are amortised on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

120	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

When reviewing the carrying values of goodwill and other intangible assets, and property, plant and equipment, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Where the carrying value of an asset or its cash-generating unit exceeded its recoverable amount, the carrying values of those assets have been written down to their recoverable amounts. The results of certain impairment tests on intangible assets with estimable useful lives are discussed below. As the impairment analysis is principally based on discounted estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

For information on the impairment test performed on the goodwill balance, including the assumptions used and sensitivities to the assumptions, refer to Note 15.

In December 2009, we recorded an impairment charge of $30.6 million relating to the Prialt® (ziconotide intrathecal infusion) intangible assets. This charge related to patents and licences and was included within SG&A expenses in the Consolidated Income Statement. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt. As a result, the revised projected future cumulative discounted cash flows were lower than the intangible assets’ carrying value, thus indicating the intangible assets were not recoverable. The impairment charge was calculated as the excess of the carrying amount over the discounted net present value. A pre-tax discount rate of 10% was used in discounting the expected future cash flows. The remaining net carrying value of the Prialt intangible assets was $14.6 million at 31 December 2009. We believe that we have used reasonable estimates in assessing the carrying value of this intangible asset.

On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharma International Limited. We expect the transaction to close in the second quarter of 2010.

We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline and for our clients. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying amount of these facilities may become impaired.

Following the transfer of our AIP manufacturing rights as part of the sale of the AIP business to Janssen AI in September 2009, we re-evaluated our longer term biologics manufacturing and fill-finish requirements, and consequently recorded an asset impairment charge related to these activities of $41.2 million. The assets relating to biologics manufacturing were written off in full. The remaining carrying amount of the fill-finish assets at 31 December 2009 is $5.7 million. In conjunction with the impairment charge, we reviewed the estimated useful life of the fill-finish assets and reduced the useful life of the assets that previously had a useful life beyond 2018 to 31 December 2018. For additional information on property, plant and equipment, refer to Note 16.

In performing our impairment testing, we noted that the combined fair value of our cash-generating units based on the value in use approach exceeded our market capitalisation at 31 December 2009. Furthermore, both the fair value of our cash-generating units and our market capitalisation exceeded the combined carrying values of the cash-generating units by a substantial margin at 31 December 2009.

b	Sales discounts and allowances

Sales discounts and allowances include charge-backs, managed healthcare and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience. At 31 December 2009, we had total provisions of $26.5 million (2008: $19.2 million) for sales discounts and allowances, of which approximately 58.4%, 20.4% and 18.9% (2008: 52.0%, 16.0% and 28.5%) related

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to Tysabri, Maxipime® (cefepime hydrochloride) and Azactam® (aztreonam for injection, USP), respectively. We have almost four years of experience for Tysabri and more than 10 years of experience in relation to Azactam and Maxipime.

Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, group purchasing organisations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing revenue and accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At 31 December 2009, Tysabri, Azactam and Maxipime represented approximately 41.2%, 6.0% and 52.2% (2008: 30.6%, 4.8% and 61.5%) respectively, of the total charge-backs accrual balance of $5.6 million (2008: $2.5 million). If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, Azactam and Maxipime, the accrual for charge-backs would increase by approximately $4.3 million. We believe that our estimate of the levels of inventory for Tysabri, Azactam and Maxipime in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organisations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, and claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience. At 31 December 2009, Tysabri represented approximately 94% (2008: approximately 92%) of the total Medicaid rebates accrual balance of $8.9 million (2008: $6.0 million).

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Notes to the Consolidated Financial Statements

Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing revenue and accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

Our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of an introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At 31 December 2009, Tysabri, Azactam and Maxipime represented approximately 30.7%, 47.4% and 18.0% (2008: 24.2%, 58.0% and 14.1%), respectively, of the total sales returns accrual balance of $7.8 million (2008: $6.6 million). During 2009, we recorded adjustments of $1.0 million to increase (2008: $2.7 million to decrease) the sales return accrual related to sales made in prior periods. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience and other relevant factors, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Use of information from external sources

We use information from external sources to identify prescription trends and patient demand, including inventory pipeline data from three major drug wholesalers in the United States. The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We also receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations, including lags between the date as of which third-party information is generated and the date on which we receive such information.

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For additional information on our sales discounts and allowances, refer to Note 4.

c	Share-based compensation

In 2009, we recognised total expense for share-based compensation of $31.8 million (2008: $48.7 million). The fair value of share options awarded to employees, directors and non-employees is calculated using a binomial option-pricing model and the fair value of options issued under our employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for these options. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

Estimating the fair value of share-based awards at grant or vest date using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviours. If factors change and/or we employ different assumptions in estimating the fair value of share-based awards in future periods, the compensation expense that we record for future grants may differ significantly from what we have recorded in the Consolidated Financial Statements. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards. For additional information on our share-based compensation, refer to Note 27.

d	Contingencies relating to actual or potential administrative proceedings

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, some of which are described in Note 33. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. As at 31 December 2009, we had provided for $0.6 million (2008: $5.9 million), representing our estimate of the costs for the current resolution of these matters.

In particular, we have considered the facts and circumstances known to us in relation to the Zonegran® matter described in Note 33 and, while any ultimate resolution of this matter could require Elan to pay very substantial civil or criminal fines, at this time we cannot predict or determine the timing of the resolution of this matter, its ultimate outcome, or a reasonable estimate of the amount of any fines or penalties that might result from an adverse outcome. Accordingly, we have not recorded any provision in relation to the Zonegran matter as at 31 December 2009.

We developed estimates in consultation with outside counsel handling our defence in these matters using the facts and circumstances known to us. The factors that we consider in developing our legal contingency provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and assessment of the science subject to the litigation, and the likelihood of settlement and state of settlement discussions, if any. We believe that the legal contingency provision that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our estimates, depending on the outcome of these matters.

e	Income taxes

A deferred tax asset (DTA) is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related

124	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

income tax benefit will be realised. Previously, because of cumulative losses, it was not probable that we would recognise the income tax benefit related to the vast majority of our net DTAs, as the cumulative losses in recent years represented a significant piece of negative evidence. However, due to the recent and projected future profitability of our U.S. operations, arising from the continued growth of the BioNeurology business in the United States, we believe there is evidence to support the generation of sufficient future income to conclude that it is probable that most of the U.S. DTAs will be realised in future years. Accordingly, a deferred benefit of $280.0 million was credited to the income statement and a further $105.9 million deferred benefit was credited to shareholders’ equity during 2008.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favourable or unfavourable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending, likelihood of settlement, and changes in overall levels of income before taxes. Our assumptions, judgements and estimates relative to the recognition of the DTAs take into account projections of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions of recoverability of net DTAs inaccurate. For additional information on our income taxes, refer to Note 11.

4	Revenue

The composition of our revenue for the years ended 31 December was as follows:

	2009	2008
	$m	$m

Revenue from the BioNeurology business	545.0	462.6
Revenue from the EDT business	275.9	299.2

Total revenue	820.9	761.8

The table below summarises our sales discounts and allowances to adjust gross sales to net revenue for the years ended 31 December for each significant category.

	2009	2008
	$m	$m

Gross sales subject to discounts and allowances (including Tysabri U.S. in-market sales)	698.9	627.7
Sales discounts and allowances:
Charge-backs	(39.7)	(34.7)
Managed healthcare rebates and other contract discounts	(1.2)	(1.3)
Medicaid rebates	(7.1)	(5.4)
Cash discounts	(16.7)	(13.7)
Sales returns	(4.2)	(0.1)
Other adjustments	(10.4)	(10.4)

Total sales discounts and allowances	(79.3)	(65.6)

Net sales subject to discounts and allowances	619.6	562.1
Tysabri U.S. net revenue adjustment	(292.1)	(236.0)
Net Tysabri ROW revenue	215.8	135.5
Manufacturing revenue and royalties	258.9	282.6
Contract revenue	18.7	17.6

Net revenue	820.9	761.8

Elan Corporation, plc 2009 Annual Report	125

Total sales discounts and allowances were 11.3% of gross sales subject to discounts and allowances in 2009 and 10.5% in 2008, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross sales subject to discounts and allowances were 5.7% in 2009, compared to 5.5% in 2008. The managed healthcare rebates and Medicaid rebates as a percentage of gross sales subject to discounts and allowances were 0.2% and 1.0%, respectively, in 2009, and 0.2% and 0.9%, respectively, in 2008. These changes are due primarily to changes in the product mix.

Cash discounts as a percentage of gross sales subject to discounts and allowances remained fairly consistent at 2.4% in 2009, compared to 2.2% in 2008. In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by our customers.

Sales returns as a percentage of gross sales subject to discounts and allowances were 0.6% in 2009 and Nil% in 2008. In 2008, sales returns were impacted by the provision adjustments related to sales made in prior periods.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances:

		Managed
		Healthcare
		Rebates
		and
		Other
		Contract	Medicaid	Cash	Sales	Other
	Chargebacks	Discounts	Rebates	Discounts	Returns	Adjustments	Total
	$m	$m	$m	$m	$m	$m	$m

Balances at 1 January 2008	5.4	0.9	3.0	1.0	7.6	1.0	18.9
Provision related to sales made in current period	34.7	1.3	5.4	13.7	2.8	10.4	68.3
Provision related to sales made in prior periods	—	—	—	—	(2.7)	—	(2.7)
Returns and payments	(37.6)	(1.8)	(2.4)	(12.8)	(1.1)	(9.6)	(65.3)

Balances at 31 December 2008	2.5	0.4	6.0	1.9	6.6	1.8	19.2
Provision related to sales made in current period	39.7	1.2	7.1	16.7	3.2	10.4	78.3
Provision related to sales made in prior periods	—	—	—	—	1.0	—	1.0
Returns and payments	(36.6)	(1.0)	(4.2)	(16.6)	(3.0)	(10.6)	(72.0)

Balances at 31 December 2009	5.6	0.6	8.9	2.0	7.8	1.6	26.5

BioNeurology Revenue

Revenue from BioNeurology business can be further analysed as follows:

	2009	2008
	$m	$m

Product revenue
Tysabri	432.2	321.1
Azactam	81.4	96.9
Prialt	16.5	16.5
Maxipime	13.2	27.1
Royalties	1.7	1.0

Total revenue from the BioNeurology business	545.0	462.6

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than

126	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses on these sales. Accordingly, we recognised product revenue from Tysabri in 2009 and 2008 because the Tysabri collaboration incurred an operating profit during 2009 and 2008. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri were as follows:

	2009	2008
	$m	$m

United States	508.5	421.6
Rest of World	550.7	391.4

Total Tysabri in-market net sales	1,059.2	813.0

For 2009, we recorded net Tysabri revenue of $432.2 million, which was calculated as follows:

	US	ROW	Total
	2009	2009	2009
	$m	$m	$m

Tysabri in-market sales	508.5	550.7	1,059.2

Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(277.4)	(280.6)	(558.0)

Tysabri collaboration operating profit	231.1	270.1	501.2

Elan’s 50% share of Tysabri collaboration operating profit	115.6	135.0	250.6
Elan’s directly incurred costs	100.8	80.8	181.6

Net Tysabri revenue	216.4	215.8	432.2

For 2008, we recorded net Tysabri revenue of $321.1 million, which was calculated as follows:

	US	ROW	Total
	2008	2008	2008
	$m	$m	$m

Tysabri in-market sales	421.6	391.4	813.0

Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(282.6)	(236.9)	(519.5)

Tysabri collaboration operating profit	139.0	154.5	293.5

Elan’s 50% share of Tysabri collaboration operating profit	69.5	77.3	146.8
Elan’s directly incurred costs	116.1	58.2	174.3

Net Tysabri revenue	185.6	135.5	321.1

Elan Corporation, plc 2009 Annual Report	127

EDT Revenue

Revenue from the EDT business can be further analysed as follows:

	2009	2008
	$m	$m

Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	61.6	67.7
Skelaxin®	34.9	39.7
Focalin® XR/Ritalin LA®	32.6	33.5
Verelan®	22.1	24.6
Other	106.0	116.1

Total product revenue–manufacturing revenue and royalties	257.2	281.6
Contract revenue	18.7	17.6

Total revenue from the EDT Business	275.9	299.2

5	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the CODM. Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer. Our business is organised into two business units: BioNeurology (formerly referred to as Biopharmaceuticals) and EDT, and our chief executive officer reviews the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis (MS), Crohn’s disease and severe chronic pain. EDT is an established, profitable, integrated drug delivery business unit of Elan, which has been applying its skills and knowledge in product development and drug delivery technologies to enhance the performance of dozens of drugs that have been marketed worldwide.

Segment performance is evaluated based on operating income/(loss) and Adjusted EBITDA. Interest income, interest expense, investments and income tax expense are managed on a group basis therefore these items are not allocated between operating segments for the purposes of the information presented to the CODM, and are accordingly omitted from the measure of segment profit or loss and Adjusted EBITDA. Segment liabilities are not allocated and reported to the CODM, and consequently are not disclosed below.

The same accounting principles used for the Group as a whole are applied to segment reporting. Inter-segment pricing is determined on an arm’s length basis.

The reportable segments under IFRS 8, BioNeurology and EDT, are consistent with those previously reported under the primary format of the segment reporting under IAS 14.

128	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

Segment operating performance

	BioNeurology		EDT		Total

	2009	2008	2009	2008	2009	2008
	$m	$m	$m	$m	$m	$m

Segment Revenue
Segment revenue	545.0	462.6	277.7	300.4	822.7	763.0
Less intersegment sales	—	—	(1.8)	(1.2)	(1.8)	(1.2)

Total revenue from external customers	545.0	462.6	275.9	299.2	820.9	761.8

Cost of sales	233.6	173.4	118.2	121.2	351.8	294.6

Gross margin	311.4	289.2	157.7	178.0	469.1	467.2
Operating expenses:
Selling, general and administrative expenses	218.4	237.9	38.3	46.6	256.7	284.5
Research and development expenses	254.6	286.8	48.5	47.6	303.1	334.4
Net gain on divestment of business	(118.0)	—	—	—	(118.0)	—
Gain on legal settlement	(18.0)	—	—	—	(18.0)	—

Total operating expenses	337.0	524.7	86.8	94.2	423.8	618.9

Segment operating profit/(loss)	(25.6)	(235.5)	70.9	83.8	45.3	(151.7)

Segment Adjusted EBITDA	(20.9)	(125.5)	117.2	129.8	96.3	4.3

Other segment information:
Depreciation and amortisation	42.2	38.4	33.4	36.3	75.6	74.7
Share-based compensation expense	24.6	38.8	7.2	9.9	31.8	48.7
Intangible asset impairment charges	30.6	—	—	—	30.6	—
Other asset impairment charges	15.4	—	—	—	15.4	—
Capital expenditures	39.8	176.5	8.9	14.4	48.7	190.9
Investment in associate	235.0	—	—	—	235.0	—

Reconciliation of segment results to net loss:

	BioNeurology		EDT		Total

	2009	2008	2009	2008	2009	2008
	$m	$m	$m	$m	$m	$m

Segment Adjusted EBITDA	(20.9)	(125.5)	117.2	129.8	96.3	4.3
Depreciation and amortisation	(42.2)	(38.4)	(33.4)	(36.3)	(75.6)	(74.7)
Share-based compensation expense(1)	(24.1)	(37.6)	(7.2)	(9.9)	(31.3)	(47.5)
Amortised fees	0.2	0.3	—	0.2	0.2	0.5
Net gain on divestment of business	118.0	—	—	—	118.0	—
Legal settlement gain	18.0	—	—	—	18.0	—
Other charges	(74.6)	(34.3)	(5.7)	—	(80.3)	(34.3)

Segment operating profit/(loss)	(25.6)	(235.5)	70.9	83.8	45.3	(151.7)
Net interest and investment gains and losses					162.3	153.6
Provision for/(benefit from) income taxes					45.3	(270.1)

Net loss					(162.3)	(35.2)

(1)	Share-based compensation expense excludes share-based compensation included in other charges of $1.7 million in 2009 (2008: $1.2 million), and a share-based compensation credit of $1.2 million in 2009 (2008: $Nil) included in the net gain on divestment of business.

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Segment revenue:

For an analysis of revenue by segment, please refer to Note 4.

Goodwill:

	2009	2008
	$m	$m

BioNeurology	—	—
EDT	45.2	45.2

Total goodwill	45.2	45.2

Segment total assets:

	2009	2008
	$m	$m

BioNeurology assets	1,865.8	1,288.0
EDT assets	455.5	556.6

Total assets	2,321.3	1,844.6

Entity-wide disclosures

For fiscal years 2009 and 2008 our revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and goodwill and intangible assets are presented below on a geographical basis at 31 December 2009 and 2008.

Revenue by region (by destination of customers):

	2009	2008
	$m	$m

Region:
Country of domicile–Ireland	65.8	69.1
United States	498.9	496.5
Rest of world	256.2	196.2

Total revenue	820.9	761.8

Segment non-current assets by region at 31 December 2009 were as follows:

		Goodwill			Total
	Property,	and Other		Other Non-	Segment
	Plant &	Intangible	Investment in	current	Non-current
	Equipment	Assets	Associate	Assets	Assets(1)
	$m	$m	$m	$m	$m

Country of domicile–Ireland	176.7	165.9	235.0	7.3	584.9
United States	116.1	79.3	—	4.2	199.6
Rest of world	—	18.1	—	—	18.1

Total assets	292.8	263.3	235.0	11.5	802.6

(1)	Segment non-current assets exclude financial instruments, DTAs and pension assets.

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Notes to the Consolidated Financial Statements

Segment non-current assets by region at 31 December 2008 were as follows:

		Goodwill			Total
	Property,	and Other		Other	Segment
	Plant &	Intangible	Investment in	Non-current	Non-current
	Equipment	Assets	Associate	Assets	Assets(1)
	$m	$m	$m	$m	$m

Country of domicile–Ireland	240.5	233.8	—	4.5	478.8
United States	111.3	132.3	—	5.5	249.1
Rest of world	—	20.0	—	—	20.0

Total assets	351.8	386.1	—	10.0	747.9

(1)	Segment non-current assets exclude financial instruments, DTAs and pension assets.

Major customers

In 2009, AmerisourceBergen Corporation accounted for 66% (2008: 60%) of our total revenue. No other customer or collaborator accounted for more than 10% of our total revenue in 2009 and 2008.

6	Gain on Legal Settlement

The gain on legal settlement of $18.0 million in 2009 primarily related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan® (naproxen sodium controlled-release). As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

7	Net Gain on Divestment of Business

As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialisation of AIP. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration. Our equity interest in Janssen AI has been recorded as an investment in an associate undertaking on the Consolidated Balance Sheet at 31 December 2009, at a carrying amount of $235.0 million.

The net gain on divestment of the AIP business in 2009 amounted to $118.0 million and was calculated as follows (in millions):

2009
$m

Investment in Janssen AI(1)	235.0
Intangible assets	(58.7)
Biologics and fill-finish impairment(2)	(41.2)
Transaction costs	(16.8)
Share- based compensation	1.2
Other	(1.5)

Net gain on divestment of business	118.0

(1)	The investment in Janssen AI was recorded at the estimated fair value of $235.0 million as of the date of the transaction.

(2)	As a result of the disposal of the AIP business, we re-evaluated the longer term biologics manufacturing and fill-finish requirements, and consequently recorded an asset impairment charge related to these activities of $41.2 million.

The estimated fair value of the associate investment in Janssen AI was based on the fair value of the AIP assets and rights that were divested, which was estimated using a discounted cash flow model. The inputs used in this model reflected management’s estimates of assumptions that market participants would use in valuing the AIP business. These

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assumptions included the forecasting of future cash flows, the probability of clinical success, the probability of commercial success, and the estimated cost of capital.

For additional information relating to our investment in Janssen AI, refer to Note 17. For additional information relating to our related party transactions with Janssen AI, refer to Note 34.

We did not divest any businesses in 2008.

8	Other Charges

The principal items classified as other charges include intangible asset impairment, severance, restructuring and other costs, other asset impairment charges, legal settlements and the write-off of deferred transaction costs. We believe that disclosure of significant other charges is meaningful because it provides additional information when analysing certain items.

Included within cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses were total other charges of $80.3 million for 2009 and $34.3 million for 2008 consisting of the following:

2009

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(a) Intangible asset impairment	—	30.6	—	30.6
(b) Severance, restructuring and other costs	9.7	9.9	10.1	29.7
(c) Other asset impairment charges	13.1	2.3	—	15.4
(d) Legal settlement	—	4.6	—	4.6

Total other charges	22.8	47.4	10.1	80.3

2008

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(b) Severance, restructuring and other costs	0.1	14.5	7.5	22.1
(d) Legal settlement	—	4.7	—	4.7
(e) Write-off of deferred transaction costs	—	7.5	—	7.5

Total other charges	0.1	26.7	7.5	34.3

(a)	Intangible asset impairment charges

During 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as at 31 December 2009. On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharma International Limited. We expect the transaction to close in the second quarter of 2010.

(b)	Severance, restructuring and other costs

During 2009, we incurred severance and restructuring charges of $29.7 million principally associated with the strategic redesign and realignment of the R&D organisation within our BioNeurology business, and reduction of related support activities.

During 2008, we incurred severance, restructuring and other costs of $22.1 million related primarily to the realignment of our commercial activities in Tysabri for Crohn’s disease and the announced closure of our offices in New York and Tokyo, which occurred in the first half of 2009.

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Notes to the Consolidated Financial Statements

(c)	Other asset impairment charges

In the first half of 2009, we incurred an asset impairment charge of $15.4 million primarily associated with the postponement of our biologics manufacturing activities. Subsequently, as a result of the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics manufacturing requirements and the remaining carrying amount of these assets was written off. This impairment charge is presented as part of the net gain on divestment of business. For additional information on the net gain on divestment of business, refer to Note 7.

(d)	Legal settlement

The legal settlement amount of $4.6 million in December 2009 related to nifedipine antitrust litigation. Following on from a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009 we entered into a separate settlement agreement with the individual direct purchasers resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.

The legal settlement amount of $4.7 million, net of insurance coverage, in 2008 relates to several shareholder class action lawsuits, commencing in 1999 against Dura Pharmaceuticals, Inc., one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. The settlement was finalised in 2009 without admission of fault by Dura.

(e)	Write-off of deferred transaction costs

During 2008, we wrote off $7.5 million of deferred transaction costs related to the completed evaluation of the strategic options associated with the potential separation of our EDT business.

Elan Corporation, plc 2009 Annual Report	133

9	Net Interest and Investment Gains and Losses

	2009	2008
	$m	$m

Interest expense (including amortisation of deferred financing costs):
Interest on 7.75% Notes	55.2	68.6
Interest on 8.875% Notes	42.5	42.4
Interest on Floating Rate Notes due 2011	16.0	22.4
Interest on 8.75% Notes	14.1	—
Interest on Floating Rate Notes due 2013	8.1	11.5

Total debt interest expense	135.9	144.9
Net foreign exchange losses	3.0	—
Other financial losses	0.9	0.7

Interest expense	139.8	145.6

Interest income:
Interest income	(1.1)	(11.0)
Net foreign exchange gains	—	(2.5)
Other financial gains	(0.2)	(0.2)

Interest income	(1.3)	(13.7)

Investment (gains)/losses:
(Gains)/losses on disposal of investments	(1.2)	1.0
Derivative fair value (gains)/losses	(0.3)	0.6
Other	0.9	—
Impairment of investments	—	20.1

Investment (gains)/losses	(0.6)	21.7

Net charge on debt retirement	24.4	—

Net interest and investment gains and losses	162.3	153.6

Investment Gains and Losses

The $1.2 million gain on disposal of investments in 2009 is related to a gain on the redemption of our holding in a fund that had been reclassified from cash-equivalents to investments in 2008 due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund in 2009. The $1.0 million loss on the sale of investments in 2008 is primarily related to losses of $1.4 million related to redemptions in this fund.

We did not record any impairment charges in relation to investment securities during 2009. In 2008, we recorded a net impairment charge of $10.9 million related to an investment in the fund described above. The remaining impairment charges in 2008 were comprised of $6.0 million related to an investment in auction rate securities (ARS) and $3.2 million related to various investments in emerging pharmaceutical and biotechnology companies.

At 31 December 2009, we had, at face value, $11.4 million (2008: $11.4 million) of principal invested in ARS, held at a carrying value of $0.4 million (2008: $0.4 million), which represents interests in collateralised debt obligations with long- term maturities through 2043 supported by U.S. residential mortgages, including sub-prime mortgages. The ARS, which historically had a liquid market and had their interest rates reset monthly through dutch auctions, have continued to fail at auction since September 2007 as a result of the ongoing dislocations experienced in the capital markets. In addition, the ARS, which had AAA/Aaa credit ratings at the time of purchase, were downgraded to CCC-/B1*- ratings in 2008. At 31 December 2009, the estimated fair value of the ARS was $0.4 million (2008: $0.4 million). While interest continues to be paid by the issuers of the ARS, due to the significant and prolonged decline in fair value of the ARS below their carrying amount, we concluded that these securities were impaired and recorded a charge of $6.0 million in 2008. We

134	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

did not record an impairment charge in 2009. Given that the ARS are illiquid, until there is a successful auction for them, the timing of which is presently unknown, the net carrying value has been classified as non-current available-for-sale investments in our Consolidated Balance Sheets at 31 December 2009 and 2008.

For additional information on our available-for-sale investments, please refer to Note 18.

Net Charge on Debt Retirement

In December 2009, we redeemed the $850.0 million in aggregate principal amount of the 7.75% senior fixed rate notes due 15 November 2011 (7.75% Notes). We recorded a net charge on debt retirement of the 7.75% Notes of $24.4 million, comprised of an early redemption premium of $16.4 million, a write-off of unamortised deferred financing costs of $6.6 million and transaction costs of $1.4 million.

For additional information related to our debt, please refer to Note 23.

10	Loss Before Tax

The loss before tax has been arrived at after charging the following items:

	2009	2008
	$m	$m

Auditor’s remuneration:
Audit fees(1)	2.3	2.9
Audit-related fees(2)	0.5	2.8

Total audit and audit-related fees	2.8	5.7

Tax fees(3)	0.8	1.8

Total fees	3.6	7.5

Directors’ emoluments:
Share-based compensation expense	4.6	8.1
Fees	1.2	1.1
Other emoluments and benefits in kind	3.2	1.9
Pension contributions	0.1	0.1
Payments to retired directors	—	0.1

Total directors’ emoluments	9.1	11.3

Amortisation of intangible and other assets	41.1	40.0
Grant amortisation	0.1	0.1
Depreciation of property, plant and equipment	34.5	34.7
Loss on disposal of property, plant and equipment	0.9	—
Impairment of available-for-sale investments	—	20.1

Operating lease rentals:
Premises	23.3	18.6
Plant and equipment	0.5	0.8
Sublease income	0.6	—

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

(2)	Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to preparation and review of tax returns.

Elan Corporation, plc 2009 Annual Report	135

For additional information regarding directors’ shareholdings, share options and compensation, please refer to the Report of the Leadership, Development and Compensation Committee (LDCC) on pages 90 to 98 which forms part of the Directors’ Report.

11	Income Tax

The components of the current tax expense/(benefit) for the years ended 31 December were as follows:

	2009	2008
	$m	$m

Current year expense	7.4	9.9

Deferred tax expense/(benefit)—origination and reversal of temporary differences	37.9	(280.0)

Total income tax expense/(benefit) in income statement	45.3	(270.1)

The income tax expense of $45.3 million for 2009 reflects federal alternative minimum tax (AMT) and state taxes and other tax at standard rates in the jurisdictions in which we operate, exempt income derived from Irish patents, foreign withholding tax and includes a deferred tax expense of $37.9 million. The income tax benefit of $270.1 million for 2008 reflects federal AMT and state taxes and other taxes at standard rates in the jurisdictions in which we operate, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents and includes a deferred tax benefit of $280.0 million.

The deferred tax expense of $37.9 million for 2009 (2008: $280.0 million benefit) is primarily related to the DTA recognised in 2008 as the underlying loss carry forwards and other DTAs are utilised to shelter taxable income in the United States.

A reconciliation of the expected tax expense/(benefit), computed by applying the standard Irish tax rate to loss before tax to the actual tax expense/(benefit), is as follows:

	2009	2008
	$m	$m

Loss before tax	(117.0)	(305.3)
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	(14.6)	(38.2)
Irish income at reduced rates	0.5	(0.9)
Foreign income at rates other than the Irish standard rate	(1.1)	(41.6)
Losses creating no income tax benefit	72.1	90.2
Recognition of U.S. deferred tax assets	—	(279.6)
Non-deductible expenses	(8.2)	—
R&D tax credit	(3.0)	—
Other	(0.4)	—

Income tax expense/(benefit) on loss	45.3	(270.1)

136	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

Our net deferred taxation asset at 31 December was as follows:

	2009	2008
	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(7.6)	(7.1)

Total deferred taxation liabilities	(7.6)	(7.1)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	166.4	157.8
Deferred interest	—	26.0
Net operating losses	21.0	50.0
Share-based compensation–net operating losses	159.4	158.1
Share-based compensation–outstanding awards	4.9	3.8

Total deferred taxation assets	351.7	395.7

Net deferred taxation asset	344.1	388.6

The movement in temporary differences during the year were as follows:

	Balance			Balance
	1 January	Recognised	Recognised	31 December
	2009	in Income	in Equity	2009
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(7.1)	(0.5)	—	(7.6)

Total deferred taxation liabilities	(7.1)	(0.5)	—	(7.6)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	157.8	8.6	—	166.4
Deferred interest	26.0	(26.0)	—	—
Net operating losses	50.0	(29.0)	—	21.0
Share-based compensation–net operating losses	158.1	9.0	(7.7)	159.4
Share-based compensation–outstanding awards	3.8	—	1.1	4.9

Total deferred taxation asset/(liability)	395.7	(37.4)	(6.6)	351.7

Net deferred taxation asset/(liability)	388.6	(37.9)	(6.6)	344.1

Elan Corporation, plc 2009 Annual Report	137

	Balance			Balance
	1 January	Recognised	Recognised	31 December
	2008	in Income	in Equity	2008
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(8.1)	1.0	—	(7.1)

Total deferred taxation liabilities	(8.1)	1.0	—	(7.1)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	8.5	149.3	—	157.8
Deferred interest	—	26.0	—	26.0
Net operating losses	2.3	47.7	—	50.0
Share-based compensation–net operating losses	—	56.0	102.1	158.1
Share-based compensation–outstanding awards	—	—	3.8	3.8

Total deferred taxation asset	10.8	279.0	105.9	395.7

Net deferred taxation asset/(liability)	2.7	280.0	105.9	388.6

The following DTAs have not been recognised in the balance sheet as it is not probable that the assets will be realised in the future:

	2009	2008
	$m	$m

Net operating losses	383.8	324.7
Tax credits	6.4	0.4
Reserves/provision and capitalised items	13.7	5.3
Deferred interest	182.4	151.1
Other	—	7.3

Total	586.3	488.8

The gross amount of unused tax loss carryforwards with their expiry dates is as follows:

				Rest
		U.S.	U.S.	of
	Ireland	State	Federal	World	Total
	2009	2009	2009	2009	2009
	$m	$m	$m	$m	$m

One year	—	—	—	—	—
Two years	—	—	—	9.3	9.3
Three years	—	2.3	—	6.6	8.9
Four years	—	—	—	5.5	5.5
Five years	—	—	—	—	—
More than five years	3,021.3	173.3	487.6	1.5	3,683.7

Total	3,021.3	175.6	487.6	22.9	3,707.4

At 31 December 2009, certain of our Irish subsidiaries had net operating loss (NOL) carryovers for income tax purposes of $3,021.3 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At 31 December 2009, certain U.S. subsidiaries had NOL carryovers for federal income tax purposes of approximately $487.6 million and for state income tax purposes of approximately $175.6 million. These NOLs include share option deductions. The federal NOLs expire from 2021 to 2025. The state NOLs expire from 2012 to 2025. In addition, at

138	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

31 December 2009, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $52.4 million and AMT credits of $7.2 million. The $38.3 million of research credit will expire from 2012 through 2029 and $14.1 million of orphan drug credit will expire from 2011 through 2020. The AMT credits will not expire. Certain U.S. subsidiaries also had state credit carryovers of $42.3 million, mostly research credits, of which $42.2 million can be carried to subsequent tax years indefinitely, and $0.1 million which will expire from 2009 to 2011. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code (IRC) Section 382 in 2009. Consequently, utilisation of federal and state NOLs and credits may be subject to certain annual limitations.

The remaining NOL carryovers of $22.9 million have arisen in The Netherlands and are subject to time limits and other local rules.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $2,444.5 million at 31 December 2009. Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

Our tax balance at 31 December was as follows:

	2009	2008
	$m	$m

Income tax prepayments	(3.0)	(3.1)
Income tax payable-non-current	12.6	—
Income tax payable-current	1.0	10.5

Total	10.6	7.4

12	Net Loss Per Share

Basic loss per share is computed by dividing the net loss for the period attributable to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period, by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, RSUs and warrants on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net loss per share for the years ended 31 December:

	2009	2008

Numerator (amounts in $m):
Basic and diluted net loss	(162.3)	(35.2)
Denominator (amounts in millions):
Denominator for basic and diluted–weighted-average number of Ordinary Shares outstanding	506.8	473.5

Basic and diluted earnings per share:
Basic and diluted net loss per share	$(0.32)	$(0.07)

For the years ended 31 December 2009 and 2008, there were no differences in the weighted-average number of Ordinary Shares used for basic and diluted net loss per Ordinary Share as the effect of all potentially dilutive Ordinary Shares outstanding was anti-dilutive. As at 31 December 2009, there were 21.3 million (2008: 22.2 million) share options and RSUs outstanding that could potentially have a dilutive impact in the future but were anti-dilutive in 2009 and 2008.

Elan Corporation, plc 2009 Annual Report	139

13	Payroll and Related Benefits

The aggregate payroll costs of employees were as follows:

	2009		2008
	$m		$m

Wages and salaries	178.4		201.9
Social security costs	13.8		16.0
Pension costs of defined contribution plans	5.0		4.1
Share-based compensation	31.8	(1)	49.7	(1)
Charge in respect of defined benefit plans	4.6		2.6

Total payroll costs	233.6		274.3

(1)	Including share-based compensation capitalised to property, plant and equipment of $Nil (2008: $1.0 million).

The average number of employees was as follows:

	2009	2008

R&D	537	638
Manufacturing	569	585
Sales	108	171
Administration	270	289

Average number of persons employed	1,484	1,683

At 31 December 2009, we had 1,321 employees (2008: 1,687 employees) worldwide.

14	Pension and Other Employee Benefits Plans

Pensions

(i)	Defined benefit schemes

We fund the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from 31 March 2009 and a defined contribution plan was established for employees in Ireland hired after this date.

In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at 31 December 2009 consisted of units held in independently administered funds.

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	31 December	31 December
	2009	2008

Discount rate	5.0%	5.5%
Return on plan assets	7.1%	6.3%
Inflation rate	2.3%	2.0%
Pension increases in payment (where applicable)(1)	2.3%	2.0%
Future salary increases	3.6%	3.4%

(1)	Pension increases in payment are in line with inflation (capped at 5%) for certain members and nil for other members.

The discount rate of 5.0% at 31 December 2009 was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed

140	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

discount rate of 5.0% per annum at 31 December 2009 was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

The expected long-term rate of return on assets of 7.1% was calculated based on the assumptions of the following returns for each asset class: Equities 8%, Property 7%, Bonds 4.25%, Cash 2.25% and Other 5.55%. The fixed interest yield at 31 December 2009 was 4.25%; hence the assumed return on bonds is 4.25%. Returns for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities, the risk premium is 3.75% and, for property, the premium is 2.75%.

In Ireland, post-retirement mortality rates are calculated using 62% of the mortality rates of the PNML00 mortality tables for males and 70% of the mortality rates of the PNFL00 mortality tables for females. To make an allowance for expected future increases in average life expectancy, plan benefit obligations for each plan member are increased by 0.390% per annum for each year from 2008 to normal retirement date. This approach to postretirement mortality is used in the standard transfer value basis set out in Actuarial Standard of Practice ASP Pen-2, issued by the Society of Actuaries in Ireland.

The average life expectancy of a current pensioner retiring at the age of 65:

	2009	2008

Females	23.2	23.1
Males	21.5	21.4

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2009	2008

Females	24.1	24.0
Males	22.4	22.2

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:

	2009	2008

Females	25.1	25.0
Males	23.2	23.1

The amount recognised in the Consolidated Balance Sheet in respect of our defined benefit plans is as follows:

	2009	2008
	$m	$m

Present value of benefit obligations	(87.5)	(64.3)
Fair value of plan assets	71.3	50.9

Present value of unfunded status	(16.2)	(13.4)
Unamortised net actuarial losses	28.1	27.4

Net asset	11.9	14.0

Amounts recognised in the Consolidated Income Statement in respect of our defined benefit plans:

	2009	2008
	$m	$m

Service cost	3.1	4.1
Interest cost	3.7	3.7
Expected return on plan assets	(3.5)	(5.3)
Amortisation of net actuarial loss	1.3	0.1

Net periodic pension costs	4.6	2.6

Elan Corporation, plc 2009 Annual Report	141

Changes in the present value of the defined benefit obligations of the plans are as follows:

	2009	2008
	$m	$m

Projected benefit obligations at 1 January	64.3	67.7
Service cost	3.1	4.1
Interest cost	3.7	3.7
Plan participants’ contributions	2.2	1.9
Actuarial loss/(gain)	14.5	(9.2)
Benefits paid and other disbursements	(1.8)	(0.8)
Foreign currency exchange rate changes	1.5	(3.1)

Projected benefit obligations at 31 December	87.5	64.3

Changes in the fair value of the plans’ assets are as follows:

	2009	2008
	$m	$m

Fair value of the plan assets at 1 January	50.9	76.5
Expected return on plan assets	3.5	5.3
Actuarial gain/(loss) on plan assets	11.9	(33.0)
Employer contribution	3.4	3.6
Plan participants’ contributions	2.2	1.9
Benefits paid and other disbursements	(1.8)	(0.8)
Foreign currency exchange rate changes	1.2	(2.6)

Fair value of plan assets at 31 December	71.3	50.9

The fair value of the plans’ assets at 31 December is analysed as follows:

	2009	2008
	$m	$m

Equities	51.2	35.0
Bonds	12.8	8.4
Property	0.8	1.7
Absolute return fund	6.5	—
Cash	—	5.8

Total fair value of plan assets	71.3	50.9

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

A portion of the assets are allocated to low-risk investments, which are expected to move in a manner consistent with that of the liabilities. The balance of the assets are allocated to performance seeking investments designed to provide returns in excess of the growth in liabilities over the long term. The key risks relating to the plan assets are as follows:

•	Interest rate risk – the risk that changes in interest rates result in a change in the value of the liabilities not reflected in the changes in the asset values. This risk is managed by allocating a portion of the trusts’ assets to assets that are expected to behave in a manner similar to the liabilities.

•	Inflation risk – the risk that the inflation linked liabilities of salary growth and pension increases increase at a faster rate than the assets held. This risk is managed by allocating a portion of the plans’ assets to investments with returns that are expected to exceed inflation.

142	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

•	Market risk – the risk that the return from assets is not sufficient to meet liabilities. This risk is managed by monitoring the performance of the assets and requesting regular valuations of the liabilities. A professionally qualified actuary performs regular valuations of the plans and the progress of the assets is examined against the plans’ funding target. Further, the assets of the plans are invested in a range of asset classes in order to limit exposure to any particular asset class or security.

•	Manager risk – the risk that the chosen manager does not meet its investment objectives, or deviates from its intended risk profile. This risk is managed by regularly monitoring the managers responsible for the investment of the assets relative to the agreed objectives and risk profile.

•	Cash flow risk – the risk that the cash flow needs of the plan require a disinvestment of assets at an inopportune time. As part of the asset allocation strategy, the proportion of assets held by the plans in liability matching assets will explicitly consider the cash flows expected to arise in the near term.

The history of the plans for the current and prior periods is as follows:

	2009	2008	2007	2006	2005
	$m	$m	$m	$m	$m

Present value of the defined benefit obligation	(87.5)	(64.3)	(67.7)	(69.9)	(57.9)
Fair value of plan assets	71.3	50.9	76.5	66.7	49.4

(Unfunded)/overfunded status	(16.2)	(13.4)	8.8	(3.2)	(8.5)

Experience adjustments on plan assets	11.9	(33.0)	(6.3)	4.1	5.5

Experience adjustments on plan liabilities	3.7	(1.4)	(1.8)	0.8	(3.3)

We expect to contribute approximately $2.7 million to our defined benefit plans in 2010.

At 31 December 2009, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows:

	Increase/(decrease)	Increase/(decrease)	Increase/(decrease)
	in Projected Benefit	in Service	in Net Periodic
	Obligation	Cost	Pension Cost
	$m	$m	$m

Increase of 0.25% in discount rate	(6.7)	(0.4)	(0.9)
Decrease of 0.25% in discount rate	6.7	0.4	0.9
Increase of 0.25% in salary and inflation rates	6.3	0.4	1.1
Decrease of 0.25% in salary and inflation rates	(6.3)	(0.4)	(1.1)
Increase of one year in life expectancy	2.3	0.1	0.4
Decrease of one year in life expectancy	(2.3)	(0.1)	(0.4)

(ii)	Defined contribution schemes

We operate a number of defined contribution retirement plans. The costs of these plans are charged to the income statement in the period they are incurred. For 2009, total expense related to the defined contribution plans was $5.0 million (2008: $4.1 million).

Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 100% of their annual compensation (changed to a maximum of 80% of their annual compensation beginning 1 January 2010), limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions are vested immediately. For 2009, we recorded $4.7 million (2008: $3.9 million) of expense in connection with the matching contributions under the 401(k) plan.

Elan Corporation, plc 2009 Annual Report	143

Irish Defined Contribution Plan

On 1 April 2009, we introduced two defined contribution plans for employees based in Ireland who joined the Company on or after that date. Under the plan, we will match up to 10% (20% in the executive plan) of each participating employee’s annual eligible income on a monthly basis. For 2009, we recorded $0.1 million (2008: $Nil) of expense in connection with the matching contributions under the Irish defined contribution plans.

15	Goodwill and Other Intangible Assets

	Patents,
	Licences &	Acquired
	Other	IPR&D	Goodwill	Total
	$m	$m	$m	$m

Cost:
At 1 January 2008	901.4	357.9	45.2	1,304.5
Additions	131.7	—	—	131.7
Disposals	(0.5)	—	—	(0.5)

At 31 December 2008	1,032.6	357.9	45.2	1,435.7

Additions	3.0	5.0	—	8.0
Disposals	(130.1)	(1.0)	—	(131.1)

At 31 December 2009	905.5	361.9	45.2	1,312.6

Accumulated Amortisation
At 1 January 2008	(720.5)	(289.6)	—	(1,010.1)
Amortised in period	(32.6)	(7.4)	—	(40.0)
Disposals	0.5	—	—	0.5

At 31 December 2008	(752.6)	(297.0)	—	(1,049.6)

Amortised in period	(37.2)	(3.9)	—	(41.1)
Impairments	(30.6)	—	—	(30.6)
Disposals	72.0	—	—	72.0

At 31 December 2009	(748.4)	(300.9)	—	(1,049.3)

Net book value: 31 December 2009	157.1	61.0	45.2	263.3
Net book value: 31 December 2008	280.0	60.9	45.2	386.1

At 31 December 2009, the components of the carrying value of patents, licences and acquired IPR&D, which have remaining useful lives between 1 and 10 years, were as follows:

	2009	2008
	$m	$m

Tysabri	140.3	154.8
Alzheimer’s disease	—	63.1
Prialt	14.6	51.4
Verelan	8.3	16.6
Other intangible assets	54.9	55.0

Total patents, licences and acquired IPR&D	218.1	340.9

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer).

144	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

As part of this transaction, we disposed of patents, licenses and intellectual property related to AIP with a net book value of $58.7 million. For additional information on this transaction, refer to Note 7.

In December 2009, we recorded an impairment charge of $30.6 million, relating to the Prialt intangible asset. We determined the recoverable amount of the Prialt intangible asset using the value-in-use approach based on the present value of expected cash flows using the most recent revenue and cost projections and a pre-tax discount rate of 10%. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million. On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharma International Limited. We expect the transaction to close in the second quarter of 2010.

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. The intangible assets have been, and will be, amortised on a straight-line basis over approximately 11 years. There are no additional milestone payments required for us to retain our approximate 50% profit share.

We have acquired and have entered into collaboration agreements with companies engaged in R&D activities as we expect the intellectual property created through those companies’ R&D processes to result in a future earnings stream. Acquired IPR&D represents a portion of the acquisition purchase price or collaboration licence fee that we attribute to the value of the R&D activity undertaken by those companies prior to the acquisition or collaboration, as applicable. It is not a payment for R&D activity but rather for the value created through previous R&D activity. Acquired IPR&D is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. The useful economic life of acquired IPR&D generally commences upon the generation of product revenue from the acquired IPR&D. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market.

The amortisation charge for total intangible assets is recognised in the following line items in the Consolidated Income Statement:

	2009	2008
	$m	$m

Cost of sales	21.2	12.9
Selling, general and administrative expenses	13.0	15.3
Research and development expenses	6.9	11.8

Total	41.1	40.0

Impairment test for goodwill

The entire goodwill balance of $45.2 million at 31 December 2009 arose in our NanoSystems business and so the goodwill has been allocated to this cash generating unit for impairment testing. The recoverable amount used in the goodwill impairment testing for the NanoSystems business is based on value-in-use calculations. The cash flow projections used are based on the most recent business plans that include our latest estimates on revenue growth and new business generation for the NanoSystems business, assuming a constant rate of growth in operating expenses. We have also assessed R&D risk, commercial risk, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions in estimating the projected cash flows. A terminal value is applied to the year five cash flows, which is consistent with the approach adopted in the prior year. A pre-tax discount rate of 10% (2008: 10%) has been used in discounting the projected cash flows. A sensitivity analysis was performed using a discount rate of 15% and resulted in an excess of recoverable amount over the carrying value of NanoSystems cash generating unit. Management believes that any reasonably possible change in any of the key assumptions would not cause the carrying value of goodwill to exceed the recoverable amount.

Elan Corporation, plc 2009 Annual Report	145

16	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	$m	$m	$m

Cost:
At 1 January 2008	292.7	290.3	583.0
Additions	34.8	24.4	59.2
Disposals	(2.1)	(2.9)	(5.0)

At 31 December 2008	325.4	311.8	637.2

Additions	28.7	12.0	40.7
Disposals	(1.1)	(19.3)	(20.4)

At 31 December 2009	353.0	304.5	657.5
Accumulated depreciation:
At 1 January 2008	(74.4)	(179.7)	(254.1)
Charged in year	(10.5)	(24.2)	(34.7)
Disposals	0.9	2.5	3.4

At 31 December 2008	(84.0)	(201.4)	(285.4)

Charged in year	(12.4)	(22.1)	(34.5)
Impairment	(46.7)	(9.5)	(56.2)
Disposals	—	11.4	11.4

At 31 December 2009	(143.1)	(221.6)	(364.7)

Net book value: 31 December 2009	209.9	82.9	292.8

Net book value: 31 December 2008	241.4	110.4	351.8

In the first half of 2009, we recorded an asset impairment charge of $15.0 million, principally associated with the postponement of our biologics manufacturing activities. Subsequently, as a result of the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics and fill-finish manufacturing requirements and we recorded an additional impairment charge of $41.2 million, within the net gain on divestment of business in the Consolidated Income Statement, related to our biologics manufacturing and fill-finish assets. The assets relating to biologics manufacturing were written off in full. The remaining carrying amount of the fill-finish assets at 31 December 2009 is $5.7 million. We determined the recoverable amount of the assets using the value-in-use approach based on the present value of expected cash flows. In conjunction with the impairment charge, we reviewed the estimated useful life of the fill-finish assets and reduced the useful life of the assets that previously had a useful life beyond 2018 to 31 December 2018. For additional information on the net gain on divestment of business, refer to Note 7.

Included in the net book value of property, plant and equipment is $168.1 million (2008: $210.3 million) relating to our manufacturing and fill-finish assets in Athlone, Ireland.

The net book value of assets acquired under finance leases at 31 December 2009 amounted to $2.9 million (2008: $5.0 million), which includes $70.4 million of accumulated depreciation (2008: $68.3 million). Depreciation expense for the period amounted to $2.1 million (2008: $2.3 million).

146	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

The depreciation charge for property, plant and equipment recognised in the following line items in the income statement:

	2009	2008
	$m	$m

Cost of sales	18.0	19.8
Selling, general and administrative expenses	8.1	6.0
Research and development expenses	8.4	8.9

Total	34.5	34.7

17	Investment in Associate

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialisation of AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of $500.0 million will be funded 50% each by Elan and Johnson & Johnson up to a maximum additional commitment of $200.0 million by each party. In the event that further funding is required, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the $500.0 million has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration. Our equity interest in Janssen AI has been recorded as an investment in an associate undertaking on the Consolidated Balance Sheet at 31 December 2009, at a carrying value of $235.0 million, which is approximately $100 million below our share of the book value of the net assets of Janssen AI at this date (which principally relates to our 49.9% share of the non-current assets of Janssen AI stated below, as, given the contractual arrangements in relation to Johnson & Johnson’s $500.0 million funding commitment described above, our share of the book value of the current assets of Janssen AI excludes any amount in relation to this funding). Most of this difference has been assigned to specific Janssen AI long-lived assets, and our proportionate share of Janssen AI’s earnings or loss will be adjusted to recognise this difference over the estimated remaining useful lives of those long-lived assets.

As stated above, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialisation expenses by Janssen AI. Therefore, we will not bear or recognise any share of the losses or earnings of Janssen AI until the initial $500.0 million is expensed by Janssen AI, or until an AIP product reaches market and Janssen AI is in a positive operating cash flow position. Beginning from the date at which the earlier of these events has occurred, we will recognise our share of the earnings or losses in Janssen AI.

As at 31 December 2009, the remaining balance of the $500.0 million funding commitment was $451.0 million.

Summarised Financial Information

The following summarised financial information of Janssen AI is presented as of 31 December 2009 for balance sheet amounts, and for the period from 17 September 2009 (the date we acquired the equity interest in Janssen AI) to 31 December 2009 for income statement amounts:

2009
$m

Current assets	492.9
Non-current assets	684.2
Current liabilities	44.3
Non-current liabilities	—
R&D expenses for the period	39.0
Net loss for period	49.2

Elan Corporation, plc 2009 Annual Report	147

18	Available-for-Sale Investments

Non-current available-for-sale investments include the following:

	2009	2008
	$m	$m

Unquoted equity securities	9.1	9.5
Debt securities — non-current	0.4	0.4

Available-for-sale investments — non-current	9.5	9.9

At 31 December 2009 and 2008, the non-current available-for-sale debt securities balance consisted of an investment in ARS, which had a fair market value of $0.4 million, including a gain of $0.1 million previously recorded in equity. The collateralised debt obligations underlying the ARS have various contractual maturity dates through 2043. For additional information on the ARS, please refer to Note 9.

Non-current unquoted equity securities are comprised of the fair value of investments in small privately held biotechnology companies.

Current investments include the following:

	2009	2008
	$m	$m

Quoted equity securities	6.7	2.7
Debt securities—current	—	27.7

Available-for-sale investments—current	6.7	30.4
Derivatives	0.4	0.1

Total	7.1	30.5

At 31 December 2009 and 2008, quoted equity securities consisted of investments in emerging pharmaceutical and biotechnology companies. The fair value of these securities was $6.7 million at 31 December 2009 (2008: $2.7 million).

During 2009, our holding in a fund invested in debt securities was fully redeemed. At 31 December 2008, our holding in this fund had a fair value of $27.7 million.

At 31 December 2009 and 2008, the fair value of our holding in our derivative financial instruments consisted of certain freestanding warrants that were acquired in investment transactions. The fair value of these warrants at 31 December 2009 was $0.4 million (2008: $0.1 million).

Movements on available-for-sale investments in equity were as follows:

	2009	2008
	$m	$m

Net gain/(loss) recorded in other comprehensive income	3.0	(5.8)
Net loss transferred from other comprehensive income to profit and loss	—	0.4

Total	3.0	(5.4)

148	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

19	Other Assets

	2009	2008
	$m	$m

Other non-current assets:
Pension assets	11.9	14.0
Other non-current assets	11.5	10.0

Total other non-current assets	23.4	24.0

	2009	2008
	$m	$m

Other current assets:
Janssen AI receivable	13.4	—
Prepayments	11.3	13.4
Other receivables	4.3	0.8

Total other current assets	29.0	14.2

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative and R&D transition services to Janssen AI and the receivable balance of $13.4 million at 31 December 2009 is in respect of these services. For additional information, please refer to Note 34.

20	Inventory

Our product inventory at 31 December consisted of the following:

	2009	2008
	$m	$m

Raw materials	10.9	9.6
Work-in-process	8.1	7.7
Finished goods	34.5	12.5

Total inventory	53.5	29.8

The replacement cost of inventory does not differ materially from its carrying value. The increase in the inventory balance is principally due to higher inventory levels for Tysabri. In 2009, the expense recognised in respect of write-downs of inventory was $5.3 million (2008: $4.0 million).

21	Accounts Receivable

Our accounts receivable at 31 December consisted of the following:

	2009	2008
	$m	$m

Accounts receivable	192.8	197.0
Less amounts provided for doubtful debts	(0.4)	(0.9)

Accounts receivable, net	192.4	196.1

At 31 December 2009, our accounts receivable balance included an amount owed to us by Janssen AI of $7.7 million (2008: $Nil). This balance relates to our AIP collaboration with Wyeth (which was acquired by Pfizer). Janssen AI assumed our activities with Wyeth under the AIP collaboration as part of the AIP business disposal in September 2009.

Elan Corporation, plc 2009 Annual Report	149

Our provision for doubtful debts activity was as follows:

	2009	2008
	$m	$m

Provision for doubtful debts:
Balance at 1 January	(0.9)	—
Income statement charge	(0.7)	(0.9)
Amounts utilised	1.2	—

Balance at 31 December	(0.4)	(0.9)

The following customers or collaborator account for more than 10% of our accounts receivable at 31 December 2009 and/or 2008:

	2009	2008

AmerisourceBergen Corp.	36%	28%
Biogen Idec	26%	15%
Fournier Pharma Corp.	8%	21%

No other customer or collaborator accounted for more than 10% of our accounts receivable balance at either 31 December 2009 or 2008.

22	Restricted Cash

At 31 December 2009, we had total restricted cash (current and non-current) of $31.7 million (2008: $35.2 million) that has been pledged to secure certain letters of credit.

23	Long-term Debt

Our long-term debt is carried at amortised cost and consisted of the following at 31 December:

	Original	2009	2008
	Maturity	$m	$m

Floating Rate Notes due 2011	November 2011	297.9	296.8
8.875% Notes	December 2013	459.1	457.9
Floating Rate Notes due 2013	December 2013	148.1	147.7
8.75% Notes	October 2016	603.5	—
7.75% Notes (redeemed in full in 2009)	November 2011	—	841.0

Total long-term debt		1,508.6	1,743.4

Floating Rate Notes due 2011

In November 2004, we completed the offering and sale of $300.0 million in aggregate principal amount of senior floating rate notes due 15 November 2011 (Floating Rate Notes due 2011), issued by Elan Finance plc. The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%, except the first interest payment, which bore interest at a rate equal to six-month LIBOR plus 4.0%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2011. We may redeem the Floating Rate Notes due 2011, in whole or in part, at par, plus accrued and unpaid interest.

Interest is paid in cash quarterly. Interest charged and finance costs amortised in the year ending 31 December 2009 amounted to $16.0 million (2008: $22.4 million). At 31 December 2009, interest accrued was $1.6 million (2008: $2.4 million).

The outstanding principal amount of the Floating Rate Notes due 2011 was $300.0 million at 31 December 2009 (2008: $300.0 million), and has been recorded net of unamortised financing costs of $2.1 million (2008: $3.2 million).

150	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

8.875% Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of 8.875% senior fixed rate notes due 1 December 2013 (8.875% Notes) issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.875% Notes. At any time prior to 1 December 2010, we may redeem the 8.875% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 8.875% Notes, in whole or in part, beginning on 1 December 2010 at an initial redemption price of 104.438% of their principal amount, which decreases to par over time, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2009 amounted to $42.5 million (2008: $42.4 million). At 31 December 2009, interest accrued was $3.3 million (2008: $3.3 million).

The outstanding principal amount of the 8.875% Notes was $465.0 million at 31 December 2009 (2008: $465.0 million), and has been recorded net unamortised financing costs of $5.9 million (2008: $7.1 million).

Floating Rate Notes due 2013

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of Floating Rate Notes due 1 December 2013 (Floating Rate Notes due 2013), also issued by Elan Finance plc. The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2013. We may redeem the Floating Rate Notes due 2013, in whole or in part, beginning on 1 December 2009 at a redemption price of 101% of their principal amount, which decreases to par beginning on 1 December 2010, plus accrued and unpaid interest.

Interest is paid in cash quarterly. Interest charged and finance costs amortised in the year ending 31 December 2009 amounted to $8.1 million (2008: $11.5 million). At 31 December 2009, interest accrued was $0.6 million (2008: $0.8 million).

The outstanding principal amount of the Floating Rate Notes due 2013 was $150.0 million at 31 December 2009 (2008: $150.0 million), and has been recorded net of unamortised financing costs of $1.9 million (2008: $2.3 million).

8.75% Notes due 2016

In October 2009, we completed the offering and sale of $625.0 million in aggregate principal amount of 8.75% senior notes due 15 October 2016 (8.75% Notes), issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.75% Notes. At any time prior to 15 October 2012, we may redeem the 8.75% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 8.75% Notes, in whole or in part, beginning on 15 October 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after 3 January 2011 and on or prior to 15 October 2012, we may redeem up to 35% of the 8.75% Notes using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2009 amounted to $14.1 million (2008: $Nil). At 31 December 2009, interest accrued was $13.5 million (2008: $Nil).

The outstanding principal amount of the 8.75% Notes was $625.0 million at 31 December 2009 (2008: $Nil), and has been recorded net of unamortised financing costs of $21.5 million (2008: $Nil).

7.75% Notes

In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of the 7.75% Notes, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries guaranteed the 7.75% Notes. During 2009, we redeemed the 7.75% Notes in full and recorded a net charge on debt retirement of $24.4 million, comprised of an early redemption premium of $16.4 million, a write-off of unamortised deferred financing costs of $6.6 million and transaction costs of $1.4 million.

Elan Corporation, plc 2009 Annual Report	151

For additional information related to interest expense on our debt, refer to Note 9.

Covenants

The agreements governing some of our outstanding long-term indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross-acceleration provisions.

24	Accrued and Other Liabilities

Our accrued and other liabilities at 31 December consisted of the following:

	2009	2008
	$m	$m

Non-current liabilities:
Deferred rent	20.7	22.7
Other liabilities	14.5	11.1

Non-current liabilities	35.2	33.8

	2009	2008
	$m	$m

Current liabilities:
Accrued royalties payable	55.6	42.3
Payroll and related taxes	39.4	38.9
Accrued interest	19.0	14.7
Sales and marketing accruals	16.7	9.6
Clinical trial accruals	15.6	24.0
Deferred rent	5.4	5.5
Restructuring accrual (see below)	4.1	10.9
Tysabri milestone payment	—	50.0
Other accruals	40.7	40.8

Current liabilities	196.5	236.7

In December 2008, we exercised our option to pay a $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This $50.0 million payment was made in January 2009. Refer to Note 15 for additional information.

152	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

Restructuring Accrual

The following summarises activities related to the restructuring accrual:

			Other
	Facilities	Severance	costs	Total
	$m	$m	$m	$m

Balance at 1 January 2008	1.1	9.5	—	10.6
Restructuring and other charges	0.8	20.3	1.6	22.7
Reversal of prior year accrual	—	(0.6)	—	(0.6)
Cash payments	(1.9)	(17.2)	—	(19.1)
Non-cash charges	—	(1.3)	(1.4)	(2.7)

Balance at 31 December 2008	—	10.7	0.2	10.9

Restructuring and other charges	0.7	25.5	4.1	30.3
Reversal of prior year accrual	—	(0.6)	—	(0.6)
Cash payments	—	(30.5)	(4.3)	(34.8)
Non-cash charges	—	(1.7)	—	(1.7)

Balance at 31 December 2009	0.7	3.4	—	4.1

During 2009, we incurred severance, restructuring and other costs of $29.7 million (2008: $22.1 million) arising principally from restructuring activities. The severance and facilities accruals held at 31 December 2009 are expected to be utilised within 12 months. For additional information, refer to Note 8.

25	Provisions

We have recorded provisions for litigation and administrative proceedings of $0.6 million at 31 December 2009 (2008: $5.9 million). For additional information, refer to Note 33.

26	Share Capital

Authorised Share Capital	No. of Ordinary Shares

At 31 December 2009 and 2008:
Ordinary Shares (par value 5 Euro cent)	670,000,000
Executive Shares (par value 1.25 Euro) (Executive Shares)	1,000
“B” Executive Shares (par value 5 Euro cent) (“B” Executive Shares)	25,000

	At 31 December 2009			At 31 December 2008

		Percentage			Percentage
		of Total			of Total
Issued and Fully Paid Share Capital	Number	Share Capital	$000s	Number	Share Capital	$000s

Ordinary Shares	583,901,211	100%	35,758	474,728,319	100%	27,573
Executive Shares	1,000	—	2	1,000	—	2
“B” Executive Shares	21,375	—	2	21,375	—	2

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any of our meetings, or the right to be paid a dividend out of our profits, except for such dividends as the directors may from time to time determine.

The “B” Executive Shares confer on the holders thereof the same voting rights as the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of our profits except for such dividends as the directors may from time to time determine.

Elan Corporation, plc 2009 Annual Report	153

In September 2009, Johnson & Johnson, through its subsidiary Janssen Pharmaceutical, invested $885.0 million in cash in exchange for 107,396,285 newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time of the transaction. Issue expenses of $17.0 million were incurred as part of the equity offering.

27	Share-based Compensation

At our Annual General Meeting (AGM) held on 25 May 2006, the Company’s shareholders approved a single Long Term Incentive Plan (2006 LTIP), which provides for the issuance of share options, RSUs and other equity awards. The shareholders also approved the closure of all pre-existing share option and RSU plans. Our equity award programme is a long-term retention programme that is intended to attract, retain and motivate employees, directors and consultants of Elan and our affiliates, and to align the interests of these parties with those of our shareholders. We consider our equity award programme critical to our operation and productivity. Currently, we grant equity awards from the 2006 LTIP, under which awards can be granted to all employees, directors and consultants of Elan and our affiliates.

In May 2008, our shareholders approved an amendment to the 2006 LTIP that provides for an additional 18,000,000 shares to be made available for issuance under the 2006 LTIP. As at 31 December 2009, there were 15,766,838 shares available for issuance under the 2006 LTIP (2008: 18,409,620).

Share Options

Share options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the grant date.

The following table summarises the number of options outstanding as at 31 December (in thousands):

	Outstanding

	2009	2008

1996 Plan	4,564	5,471
1998 Plan	511	593
1999 Plan	5,414	6,761
2006 LTIP	7,732	6,335

Total	18,221	19,160

We had also granted share options as part of past acquisition transactions. As at 31 December 2009, there were 6,169 (2008: 11,848) options outstanding in relation to the Dura acquisition and no options outstanding (2008: 64,030) related to the Liposome Company Inc. acquisition.

154	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

The total employee and non-employee share options outstanding, vested and expected to vest, and exercisable are summarised as follows:

	No. of Options
	(In thousands)	WAEP(1)

Outstanding at 31 December 2007	21,897	$17.89
Exercised	(3,596)	12.62
Granted	2,843	19.11
Forfeited	(596)	17.84
Expired	(1,312)	32.45

Outstanding at 31 December 2008	19,236	$18.00
Exercised	(225)	4.16
Granted	2,693	7.57
Forfeited	(872)	15.75
Expired	(2,605)	26.18

Outstanding at 31 December 2009	18,227	$15.57
Exercisable at 31 December 2009	12,700	$16.91

(1)	Weighted-average exercise price

The weighted-average share price at the date of exercise for share options exercised during the year was $7.27 (2008: $27.39).

At 31 December 2009, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable

		Weighted-			Weighted-
		Average			Average
	Options	Remaining		Options	Remaining
Range	Outstanding	Contractual Life	WAEP	Outstanding	Contractual Life	WAEP

	(In thousands)	(In years)		(In thousands)	(In years)

$1.93-$10.00	7,197	6.1	$6.09	4,381	4.1	$5.22
$10.01-$25.00	7,589	6.2	$14.96	5,612	5.8	$15.09
$25.01-$40.00	2,395	4.9	$29.58	1,661	3.5	$31.04
$40.01-$58.60	1,046	1.3	$53.18	1,046	1.3	$53.18

$1.93-$58.60	18,227	5.7	$15.57	12,700	4.5	$16.91

Equity-settled share-based payments made to employees have been recognised in the financial statements based on the fair value of the awards measured at the date of grant. Equity-settled share-based payments made to non-employees have been recognised in the financial statements based on the fair value of the awards measured when services are rendered.

The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

Elan Corporation, plc 2009 Annual Report	155

We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee share options. The dividend yield assumption is based on the history and expectation of dividend payouts.

Service conditions are included in assumptions about the number of equity awards that are expected to vest. The total expense is recognised over the vesting period, which is the period over which the service conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of equity awards that are expected to vest based on the service conditions. We recognise the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

The estimated weighted-average grant date fair value of individual options granted during 2009 and 2008 was $5.27 and $11.25, respectively. The fair value of options was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2009	2008

Risk-free interest rate	1.55%	2.88%
Expected volatility	92.0%	76.7%
Expected dividend yield	—	—
Expected life(1)	—	—

(1)	The expected lives of options granted in 2009, as derived from the output of the binomial model, ranged from 4.5 years to 7.3 years (2008: 4.4 years to 7.3 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

The RSUs generally vest between one and four years from the date of grant and shares are issued to employees as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date.

The non-vested RSUs are summarised as follows:

		Weighted Average
	No. of RSUs	Grant Date
	(In thousands)	Fair Value

Non-vested at 1 January 2008	2,282	14.62
Granted	1,601	25.01
Vested	(653)	14.90
Forfeited	(329)	17.72

Non-vested at 31 December 2008	2,901	19.94
Granted	1,724	7.75
Vested	(1,033)	18.49
Forfeited	(572)	16.86

Non-vested at 31 December 2009	3,020	$14.06

Employee Equity Purchase Plans

In June 2004, our shareholders approved the Employee Equity Purchase Plan (EEPP). The EEPP is a qualified plan under Sections 421 and 423 of the IRC and became effective on 1 January 2005 for eligible employees based in the United States (the U.S. Purchase Plan). The U.S. Purchase Plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 1,000 shares per three-month offering period (changed to 2,000 shares per six-month offering period, beginning 1 January 2010); and subject to certain IRC restrictions.

156	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

The board of directors, pursuant to the EEPP, subsequently established the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the Sharesave Plans). The Sharesave Plans allow eligible employees to purchase Ordinary Shares at no lower than 85% of the fair market value at the start of a 36-month saving period. No options are currently outstanding under the Sharesave Plans.

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the EEPP. In total, 3,000,000 shares have been made available for issuance under the Sharesave Plans and U.S. Purchase Plan combined. In 2009, 528,411 (2008: 313,954) shares were issued under the U.S. Purchase Plan and no shares were issued under the Sharesave Plans (2008: 29,946). As at 31 December 2009, 849,192 shares (2008: 1,377,603 shares) were available for future issuance under the EEPP.

The options issued under the Sharesave Plans were granted in 2005 and the estimated fair values of the options were expensed over the 36-month saving period from the grant date. The fair value per option granted under the Sharesave Plans in 2005 was $11.68. The weighted-average fair value of options granted under the U.S. Purchase Plan during 2009 was $2.07 (2008: $6.40). The estimated fair values of these options were charged to expense over the respective three-month offering periods. The estimated fair values of options granted under the U.S. Purchase Plan in the years ended 31 December were calculated using the following inputs into the Black-Scholes option-pricing model:

	2009	2008

Share price	$6.57	$21.56
Exercise price	$5.58	$18.33
Expected volatility(1)	84.62%	74.0%
Expected life	3 months	3 months
Expected dividend yield	—	—
Risk-free interest rate	0.15%	1.46%

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

Share-Based Compensation Expense

As part of the transaction on 17 September 2009, under which Janssen AI acquired substantially all of our assets and rights related to AIP and we received a 49.9% equity interest in Janssen AI, a number of Elan employees transferred employment to Janssen AI. The outstanding equity awards held by the transferred employees as at 17 September 2009 were modified such that the transfer would not trigger the termination provisions of the awards. The impact of the modification for all applicable outstanding awards amounted to a net credit of $1.2 million, which was included in the net gain on the divestment of business in the Consolidated Income Statement. The net credit was primarily due to the change in status of the award holders from employees to non-employees and the resulting change in measurement date.

In addition, as part of the transaction described above, we shall continue to grant annual equity and equity-based compensation awards under the 2006 LTIP (and any successor or replacement or additional plan) to each transferred employee. Beginning in 2010, these awards shall be granted at the same time as such awards are granted to Elan employees; on terms and conditions, including vesting, that are no less favourable than those granted to similarly situated Elan employees; and with a grant date fair value that is equal to similarly situated Elan employees who received the same performance rating from Elan as the transferred employees received from Janssen AI.

In April 2007, we modified outstanding share option grants and outstanding 2007 RSUs held by members of the Operating Committee of Elan (15 members at the modification date) to provide for the accelerated vesting of the awards upon involuntary termination, for any reason other than cause, together with the extension of the period to exercise outstanding share options for a two-year period (previously 90 days) from the termination date. This resulted in the fair value of the outstanding options being remeasured at the modification date. The impact of the modification for all applicable outstanding awards amounted to additional share-based compensation expense of $4.1 million, which has been and will be taken into account over the remaining vesting terms of the awards from the modification date.

During 2009, we recognised total net expenses related to equity-settled share-based awards of $31.8 million (2008: $48.7 million), which includes a net credit of $1.2 million (2008: $Nil) classified in the net gain on divestment of business

Elan Corporation, plc 2009 Annual Report	157

and excludes share-based compensation capitalised to property, plant and equipment of $Nil (2008: $1.0 million). The amount of total equity-settled share-based awards expense relating to equity-settled share-based awards to Janssen AI transferred employees in 2009 was less than $0.1 million (2008: $Nil). This expense has been recognised in the R&D expenses line item in the Consolidated Income Statement.

The total net expense of $31.8 million calculated in accordance with IFRS 2 has been recognised in the following line items in the Consolidated Income Statement:

	2009	2008
	$m	$m

Cost of sales	2.2	2.3
Selling, general and administrative expenses	17.1	27.4
Research and development expenses	13.7	19.0
Net gain on the divestment of business	(1.2)	—

Total	31.8	48.7

Share-based compensation (including share-based compensation capitalised to property, plant and equipment of $Nil in 2009; 2008: $1.0 million) arose under the following awards:

	2009	2008
	$m	$m

Share options	17.1	23.8
RSUs	13.6	23.9
Employee Equity Purchase Plans	1.1	2.0

Total	31.8	49.7

28	Retained Loss

Retained loss at 31 December consisted of the following:

	2009	2008
	$m	$m

Holding company	(4,269.8)	(4,240.0)
Subsidiary undertakings	(1,994.1)	(1,888.6)
Goodwill written-off	(574.3)	(574.3)

Retained loss	(6,838.2)	(6,702.9)

29 Financial Risk Management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign currency exchange rates and interest rates, as well as the creditworthiness of our counterparties.

We manage our financial risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. We do not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors. We did not hold any interest rate swap contracts or forward currency contracts at 31 December 2009 or 2008.

158	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

a Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted prices used for financial assets held by us is the current bid price. The fair value of financial instruments that are not traded in an active market is determined using valuation methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. We make assumptions for valuation methodologies that are based on market conditions existing at each balance sheet date. Quoted market prices are used for long-term debt. The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values.

The carrying value and fair value of financial assets by category were as follows:

		Fair Value
	Available-	Through		Total
	for-	Income	Loans and	Carrying
	Sale	Statement	Receivables	Value	Fair Value
	$m	$m	$m	$m	$m

At 31 December 2009:
Cash and cash equivalents	—	—	836.5	836.5	836.5
Restricted cash	—	—	31.7	31.7	31.7
Available-for-sale investments	16.2	—	—	16.2	16.2
Accounts receivable	—	—	192.4	192.4	192.4
Derivatives	—	0.4	—	0.4	0.4
Other receivables and non-current assets(1)	—	—	24.8	24.8	24.8

Total financial assets at 31 December 2009	16.2	0.4	1,085.4	1,102.0	1,102.0

At 31 December 2008:
Cash and cash equivalents	—	—	375.3	375.3	375.3
Restricted cash	—	—	35.2	35.2	35.2
Available-for-sale investments	40.3	—	—	40.3	40.3
Accounts receivable	—	—	196.1	196.1	196.1
Derivatives	—	0.1	—	0.1	0.1
Other receivables and non-current assets(1)	—	—	6.4	6.4	6.4

Total financial assets at 31 December 2008	40.3	0.1	613.0	653.4	653.4

(1)	Excludes maintenance spare parts of $4.2 million and other non-financial assets of $0.2 million in 2009 (2008: maintenance spare parts of $4.1 million).

Elan Corporation, plc 2009 Annual Report	159

The carrying value and fair value of our financial liabilities, which are all held at amortised cost, were as follows:

	Carrying Value	Fair Value
	$m	$m

At 31 December 2009:
Floating Rate Notes due 2011	297.9	281.6	(1)
8.875% Notes	459.1	460.9	(1)
Floating Rate Notes due 2013	148.1	127.3	(1)
8.75% Notes	603.5	594.5	(1)
Accounts payable	52.4	52.4
Accrued and other financial liabilities(2)	190.7	190.7

Total financial liabilities at 31 December 2009	1,751.7	1,707.4

At 31 December 2008:
7.75% Notes (redeemed in full in 2009)	841.0	493.0	(1)
Floating Rate Notes due 2011	296.8	159.0	(1)
8.875% Notes	457.9	240.1	(1)
Floating Rate Notes due 2013	147.7	70.7	(1)
Accounts payable	37.7	37.7
Accrued and other financial liabilities(2)	234.7	234.7

Total financial liabilities at 31 December 2008	2,015.8	1,235.2

(1)	The fair values of our debt instruments were based on unadjusted quoted prices.

(2)	Excludes deferred rent of $20.7 million (2008: $22.7 million) and other non-financial liabilities of $20.3 million (2008: $13.1 million).

We disclose our financial instruments that are measured in the balance sheet at fair value using the following fair value hierarchy for valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The following table sets forth our assets that are measured at fair value on the balance sheet as of 31 December 2009:

	Quoted
	Prices in	Other
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m

Available-for-sale investments	6.7	—	9.5	16.2
Derivatives	—	—	0.4	0.4

Total	6.7	—	9.9	16.6

160	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

The following table sets forth the changes in Level 3 instruments for the year ended 31 December 2009:

		Auction		Unquoted
		Rate		Equity
	Fund	Securities	Warrants	Securities	Total
	$m	$m	$m	$m	$m

At 1 January 2009	27.7	0.4	0.1	9.5	37.7
Additions	—	—	—	0.6	0.6
Gains recognised in income statement	1.2	—	0.3	—	1.5
Net losses transferred to equity	—	—	—	(1.0)	(1.0)
Redemptions	(28.9)	—	—	—	(28.9)

At 31 December 2009	—	0.4	0.4	9.1	9.9

We have employed a number of valuation methodologies to estimate the fair value of our Level 3 instruments. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. The impact of all reasonably possible changes to the significant inputs into each of these valuation methodologies does not have a significant impact on the fair value.

We did not hold any liabilities that are measured at fair value on the balance sheet at 31 December 2009 (2008: $Nil).

b Interest Rate Risk

Interest Rate Risk on Financial Liabilities

Our long-term debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 and $150.0 million of Floating Rate Notes due 2013 issued in November 2004 and November 2006, respectively. Interest rate changes affect the amount of interest on our variable rate debt.

The following table summarises the maturities and market risks associated with our interest-bearing financial liabilities outstanding at 31 December 2009:

	2011	2013	2016	Total
	$m	$m	$m	$m

Fixed rate debt(1)	—	465.0	625.0	1,090.0
Average interest rate	—	8.875%	8.75%	8.80%
Variable rate debt(2)	300.0	150.0	—	450.0
Average interest rate(3)	4.25%	4.38%	—	4.29%

Total	300.0	615.0	625.0	1,540.0
Weighted-average interest rate	4.25%	7.78%	8.75%	7.49%

(1)	Represents 70.8% of all outstanding debt.

(2)	Represents 29.2% of all outstanding debt.

(3)	The variable rate debt bears interest at a rate of three-month LIBOR plus 4.0% (Floating Rate Notes due 2011) and LIBOR plus 4.125% (Floating Rate Notes due 2013). To calculate the estimated future average interest rates on the variable rate debt, we used LIBOR at 31 December 2009.

The following table summarises the maturities and market risks associated with our interest-bearing financial liabilities outstanding at 31 December 2008:

	2011	2013	2016	Total
	$m	$m	$m	$m

Fixed rate debt(1)	850.0	465.0	—	1,315.0
Average interest rate	7.75%	8.875%	—	8.15%
Variable rate debt(2)	300.0	150.0	—	450.0
Average interest rate(3)	5.43%	5.55%	—	5.47%

Total	1,150.0	615.0	—	1,765.0
Weighted-average interest rate	7.14%	8.06%	—	7.46%

(1)	Represents 74.5% of all outstanding debt.

(2)	Represents 25.5% of all outstanding debt.

(3)	The variable rate debt bears interest at a rate of three-month LIBOR plus 4.0% (Floating Rate Notes due 2011) and LIBOR plus 4.125% (Floating Rate Notes due 2013). To calculate the estimated future average interest rates on the variable rate debt, we used LIBOR at 31 December 2008.

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The cash flow interest rate risk exposure arising on our variable rate debt is partially offset by the variable interest rates on our cash and liquid resources, which are linked to similar short-term benchmarks as our variable rate debt.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December was as follows:

	2009	2009	2009	2009
	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	836.5	—	836.5
Restricted cash—current	—	16.8	—	16.8
Restricted cash—non-current	—	14.9	—	14.9
Available-for-sale investments—current	—	—	7.1	7.1
Available-for-sale investments—non-current	—	0.4	9.1	9.5

	2008	2008	2008	2008
	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	375.3	—	375.3
Restricted cash—current	—	20.2	—	20.2
Restricted cash—non-current	—	15.0	—	15.0
Available-for-sale investments—current	—	27.7	2.8	30.5
Available-for-sale investments—non-current	—	0.4	9.5	9.9

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

A 10% increase in market rates of interest relating to our investments and variable rate debt would have increased the net loss by less than $0.1 million in 2009 (2008: $0.1 million). A 10% decrease in market rates of interest would have had the equal but opposite effect on the net loss in 2009 and 2008.

c Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet, as shown in the table in Note 29(a).

At 31 December 2009, our cash and cash equivalents balance was $836.5 million. We transact with a variety of high credit quality financial institutions for the purpose of placing deposits. We actively monitor our credit exposure to ensure compliance with the counterparty risk limits of the treasury policy approved by the Audit Committee of the board. As at 31 December 2009, $402.0 million of the cash and cash equivalents balance is invested in U.S. Treasuries funds and we consider the associated sovereign risk to be remote. In addition, we hold $420.5 million on deposit with banks and financial institutions with minimum independent credit ratings of “A”. These deposits have maturities of one month or less. The remaining balance of our cash and cash equivalents is held under government guaranteed deposit. Our restricted cash balances are all on deposit with banks and financial institutions with minimum independent credit ratings of “A”.

162	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

For customers, we have a credit policy in place that involves credit evaluation and ongoing account monitoring.

At the balance sheet date, we have a significant concentration of credit risk given that our main customers, Amerisource Bergen Corp., Biogen Idec and Fournier Pharma Corp., account for 70% of our accounts receivable balance at 31 December 2009. However, we do not believe our credit risk in relation to these three customers is significant, as they each have an investment grade credit rating. No other customer accounted for more than 10% of our accounts receivable balance at either 31 December 2009 or 2008.

The maximum exposure to credit risk for accounts receivable at 31 December by geographic region was as follows:

	2009	2008
	$m	$m

United States	169.1	127.5
Ireland	25.1	44.4
Rest of world	13.2	24.2

Total	207.4	196.1

At 31 December 2009, $3.4 million (2008: $25.9 million) of our total accounts receivable balance was past due but not impaired. The majority of this balance at 31 December 2009 was received in January 2010. At 31 December 2009, we had provisions for doubtful debts of $0.4 million (2008: $0.9 million).

d Foreign currency risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and is the functional currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

We actively manage our foreign exchange exposures to reduce the exchange rate volatility on our results of operations. The principal foreign currency risk to which we are exposed relates to movements in the exchange rate of the U.S. dollar against the Euro. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets, and revenue received in Euro arising from sales of Tysabri in the European Union. Our exchange rate risk is partially mitigated by these counteracting exposures providing a natural economic hedge. We closely monitor expected Euro cash flows to identify net exposures which are not mitigated by the natural hedge and, if considered appropriate, enter into forward foreign exchange contracts or other derivative instruments to further reduce our foreign currency risk.

During 2009, average exchange rates were $1.394 = €1.00. We sell U.S. dollars to buy Euro for costs incurred in Euro.

We did not enter into any forward contracts or other derivative instruments in 2009 or 2008.

The table below shows our currency exposure. Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. At 31 December, these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation

	2009	2008
Monetary Assets/(Liabilities)	$m	$m

Sterling	(3.6)	(3.4)
Euro	(3.3)	(12.9)
Yen	0.9	1.2

Total	(6.0)	(15.1)

Elan Corporation, plc 2009 Annual Report	163

A 10% strengthening of the U.S. dollar against the following currencies at 31 December would have increased/(decreased) shareholders’ equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	At 31 December		At 31 December
	2009		2008

	Equity	Net Loss	Equity	Net Loss
	$m	$m	$m	$m

Sterling	—	(0.4)	—	(0.3)
Euro	—	(0.3)	—	(1.3)
Yen	0.1	0.1	0.1	0.1

A 10% weakening of the U.S. dollar against the above currencies would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

e Equity Price Risk

We are exposed to equity price risks primarily on our available-for-sale investments, which include quoted investments carried at a fair value of $6.7 million (2008: $2.7 million). These investments are primarily in small emerging pharmaceutical and biotechnology companies. A decrease of 10% in equity prices would result in a decrease of $0.7 million in the fair value of our available-for-sale quoted investments. The decrease would be recognised directly in other comprehensive income unless it has been determined to be an impairment, in which case, it would be recognised in the income statement. An increase of 10% in equity prices would result in an increase of $0.7 million in the fair value of our available-for-sale quoted investments. The increase would be recognised directly in other comprehensive income.

f Liquidity and Capital

We define liquid resources as the total of our cash and cash equivalents, current restricted cash and current available-for-sale investment securities.

Our objectives when managing our liquid resources are:

•	To maintain adequate liquid resources to fund our ongoing operations and safeguard our ability to continue as a going concern, so that we can continue to provide benefits to patients and create value for investors;

•	To have available the necessary financial resources to allow us to invest in areas that may deliver future benefits for patients and create value for shareholders; and

•	To maintain sufficient financial resources to mitigate against risks and unforeseen events.

Liquid and capital resources are monitored on the basis of the total amount of such resources available and our anticipated requirements for the foreseeable future. Our liquid resources and shareholders’ equity/(deficit) at 31 December were as follows:

	2009	2008
	$m	$m

Cash and cash equivalents	836.5	375.3
Restricted cash–current	16.8	20.2
Available-for-sale investments–current	7.1	30.5

Total liquid resources	860.4	426.0
Shareholders’ equity/(deficit)	514.4	(223.4)

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2009 consisted of cash and cash equivalents of $836.5 million, which excludes current restricted cash of $16.8 million and current available-for-sale investments of $7.1 million.

For details of the banks and financial institutions in which we hold our cash and cash equivalents and restricted cash balances, refer to Note 29(c). For details of our available-for-sale investments, refer to Note 18.

164	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

On 13 January 2009, we announced that our board of directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of our strategic alternatives. The purpose of the engagement was to secure access to financial resources and commercial infrastructure that would enable us to accelerate the development and commercialisation of our extensive pipeline and product portfolio while maximising the ability of our shareholders to participate in the resulting longer term value creation.

On 17 September 2009, we completed the Johnson & Johnson Transaction, (as previously discussed), and subsequent to the completion of this transaction, we announced a cash tender offer for the outstanding $850.0 million in aggregate principal amount of the 7.75% Notes. The 7.75% Notes were fully redeemed by the end of December 2009. In addition, we completed the offering and sale of $625.0 million in aggregate principal amount of the 8.75% Notes.

Under the terms of our debt, we are required to either reinvest $235.0 million of the proceeds received from the Johnson & Johnson Transaction in our business, or if not reinvested, within 12 months of the closing of the transaction, make a pro-rata offer to repurchase a portion of our debt at par.

Following completion of the strategic review and the debt refinancing, the aggregate principal amount of our debt has been reduced from $1,765.0 million at 31 December 2008, to $1,540.0 million at 31 December 2009, and the weighted average maturity of our debt was extended by approximately 70%, from 35 months prior to the debt refinancing to 60 months after the debt refinancing.

At 31 December 2009, our shareholders’ equity was $514.4 million, compared to a deficit of $223.4 million at 31 December 2008. The movement is primarily due to the $885.0 million investment from Johnson & Johnson in exchange for newly issued ADRs of Elan, partially offset by $17.0 million in transaction costs attributable to the issuance. The balance of the decrease is attributable to adjustments to additional paid-in-capital relating to shares issued and share-based compensation expense, offset by the net loss incurred during the year. The net loss for the year ended 31 December 2009 included the recognition of a net gain on divestment of the AIP business of $118.0 million. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit at 31 December 2008 had no impact on our ability to comply with our debt covenants.

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for the foreseeable future. Longer term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development (in particular, bapineuzumab) or the occurrence of other circumstances or events described in the “Risk Factors” section on pages 191 to 199 of this Annual Report, could materially and adversely affect our ability to meet our longer term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Transition for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (including the Floating Rate Notes due 2011, the 8.875% Notes, the Floating Rate Notes due 2013 and the 8.75% Notes); consider the sale of interests in subsidiaries, investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Elan Corporation, plc 2009 Annual Report	165

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities were as follows:

	Total	Total
	Carrying	Contractual	Less than			More than
	Value	Cash Flows	1 Year	1-3 Years	3-5 Years	5 Years
	$m	$m	$m	$m	$m	$m

At 31 December 2009:
Floating Rate Notes due 2011(1)	297.9	323.9	12.7	311.2	—	—
8.875% Notes	459.1	626.8	41.3	82.5	503.0	—
Floating Rate Notes due 2013(2)	148.1	175.7	6.6	13.1	156.0	—
8.75% Notes	603.5	996.4	54.6	109.4	109.4	723.0
7.75% Notes	—	—	—	—	—	—
Accounts payable	52.4	52.4	52.4	—	—	—
Accrued and other financial liabilities(3)	190.7	190.7	186.0	—	—	4.7

Total at 31 December 2009	1,751.7	2,365.9	353.6	516.2	768.4	727.7

At 31 December 2008:
7.75% Notes	841.0	1,039.6	65.9	973.7	—	—
Floating Rate Notes due 2011(1)	296.8	346.8	16.2	330.6	—	—
8.875% Notes	457.9	668.4	41.3	82.5	544.6	—
Floating Rate Notes due 2013(2)	147.7	191.0	8.3	16.7	166.0	—
Accounts payable	37.7	37.7	37.7	—	—	—
Accrued and other financial liabilities(3)	234.7	234.7	230.6	—	—	4.1

Total at 31 December 2008	2,015.8	2,518.2	400.0	1,403.5	710.6	4.1

(1)	The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4%. To calculate our estimated future interest payments at 31 December 2009 and 2008, we used the LIBOR at each year-end date.

(2)	The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.125%. To calculate our estimated future interest payments at 31 December 2009 and 2008, we used the LIBOR at each year-end date.

(3)	Excludes deferred rent of $20.7 million (2008: $22.7 million) and other non-financial liabilities of $20.3 million (2008: $13.1 million).

30 Leases

Operating Leases

We lease certain of our facilities under non-cancellable operating lease agreements that expire at various dates through 2025. The major components of our operating leases that were in effect at 31 December 2009 are as described below.

In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings are utilised for R&D, administration and other corporate functions. The leases expire between December 2012 and December 2014. Thereafter, we have an option to renew for two additional five-year periods.

In June 2007, we entered into a lease agreement for a building in South San Francisco, California. The lease term for this building commenced in March 2009, and the building is utilised for R&D, sales and administrative functions. The lease term is 15 years, with an option to renew for one additional five-year period.

In July 2007, we entered into a lease agreement for a portion of a building in South San Francisco, California. The leased space was for our sales and administrative functions. The lease period expired in August 2009 and we did not renew the lease after the expiration of the lease.

In December 2007, we entered into a lease agreement for a building in South San Francisco, California. The building is currently being fitted out and will be utilised for R&D, sales and administrative functions once complete. The lease term commenced in January 2010. The lease term is 15 years, with an option to renew for one additional five-year period.

In September 2004, we entered into a lease agreement for our corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10-year periods. In April 2008,

166	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

we entered into another lease agreement for additional space at the Treasury Building. This lease expires in July 2014, with an option to renew for two additional 10-year periods.

We closed the New York office in March 2009. The lease period expires in February 2015. The future rental commitments relating to this lease are included in the table below.

In July 2009, we extended the lease agreements for our R&D facility located in King of Prussia, Pennsylvania. The leases expire between April 2019 and May 2020.

In September 2009, we entered into a subleasing agreement with Janssen AI for approximately 38,700 square feet of laboratory and office space in South San Francisco which was no longer being utilised by our R&D, sales and administrative functions. The lease period expires between December 2011 and February 2012, with an option to extend to December 2014.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded expense under operating leases of $23.8 million in 2009 (2008: $19.4 million). We recorded income under our operating subleasing agreement of $0.6 million in 2009 (2008: $Nil).

As at 31 December 2009, our future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	2009		2008
	$m		$m

Less than one year	25.7	(1)	19.2
Between one and five years	104.1		106.9
More than five years	135.6		143.2

Total	265.4	(2)	269.3

(1)	Net of estimated incentives for tenant leasehold improvements of $5.8 million.

(2)	The future minimum rental commitments include the commitments in respect of lease contracts where the future lease commitments exceed the future expected economic benefit that we expect to derive from the leased asset.

Finance Leases

The net book value of assets acquired under finance leases at 31 December 2009 amounted to $2.9 million (2008: $5.0 million), which includes $70.4 million of accumulated depreciation (2008: $68.3 million). Depreciation expense related to assets under finance leases for 2009 amounted to $2.1 million (2008: $2.3 million). In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third-party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $30.0 million at 31 December 2009 (2008: $32.8 million). Accordingly, there are no net finance lease obligations on the balance sheet at 31 December 2009 (2008: $Nil).

31 Commitments and Contingencies

The following capital commitments for the purchase of property, plant and equipment had been authorised by the directors at 31 December:

	2009	2008
	$m	$m

Contracted for	6.2	31.4
Not-contracted for	26.1	43.1

Total	32.3	74.5

Elan Corporation, plc 2009 Annual Report	167

As at 31 December 2009, the directors had authorised capital commitments for the purchase of property, plant and equipment of $6.2 million (2008: $31.4 million), primarily related to the leasehold improvements for the fit out of a new building located in South San Francisco.

Under the terms of our debt, we are required to either reinvest $235.0 million of the proceeds received from the Johnson & Johnson Transaction in our business, or if not reinvested within 12 months of the closing of the transaction, make a pro-rata offer to repurchase a portion of our debt at par.

At 31 December 2009, we had commitments to invest $4.6 million (2008: $5.1 million) in healthcare managed funds.

For information on lease commitments, refer to Note 30. For litigation and administrative proceedings related to contingencies, refer to Note 33.

32 Development and Marketing Collaboration Agreements

Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialisation of Tysabri for MS and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialisation and dosing in clinical trials of Tysabri. This decision was based on reports of serious adverse events involving cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system.

In June 2006, the U.S. Food and Drug Administration (FDA) approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2009 were $1,059.2 million (2008: $813.0 million) consisting of $508.5 million (2008: $421.6 million) in the U.S. market and $550.7 million (2008: $391.4 million) in the rest of world (ROW).

On 14 January 2008, the FDA approved the supplemental Biologics License Application (sBLA) for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. On 12 December 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from sales of Tysabri, plus our directly incurred collaboration expenses on these sales.

168	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. There are no further milestone payments required for us to retain our approximate 50% profit share.

For additional information relating to Tysabri, refer to Note 4.

Johnson & Johnson AIP Agreements

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares at that time. Johnson & Johnson has committed to fund the further development and commercialisation of the AIP in an amount equal to $500.0 million. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of $500.0 million will be funded 50% each by Elan and Johnson & Johnson up to a maximum additional commitment of $200.0 million by each party. In the event that further funding is required, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the $500.0 million has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialisation of products under the collaboration with Pfizer (which acquired our collaborator Wyeth). The AIP represented our interest in that collaboration to research, develop and commercialise products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s disease. Janssen AI has assumed our activities with Pfizer under the AIP.

Transition Therapeutics Collaboration Agreements

In September 2006, we entered into an exclusive, worldwide collaboration with Transition Therapeutics, Inc. (Transition) for the joint development and commercialisation of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomised, double-blind, placebo-controlled, dose-ranging study will evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. The patient enrollment target for this study was achieved in October 2008. In December 2009, we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. The study is continuing for the lowest dose group.

Under our Collaboration Agreement with Transition, we are obligated to make various milestone payments to Transition, including a $25.0 million payment upon the initiation of the first Phase 3 clinical trial for ELND005. In addition, dependant upon the continued successful development, regulatory approval and commercialisation of ELND005, Transition will be eligible to receive additional milestone payments of up to $155.0 million. Further, if ELND005 is successfully commercialised we will be obligated to either share the net income derived from sales of ELND005 with Transition or pay royalties to Transition. At the end of Phase 2 development of ELND005, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialisation of ELND005 (if ELND005 is successfully developed and approved for marketing) equal to its cost sharing percentage. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (again assuming ELND005 is successfully developed and commercialised) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as we are commercialising ELND005.

Elan Corporation, plc 2009 Annual Report	169

The term of the Collaboration Agreement runs until we are no longer developing or commercialising ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party.

33 Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

Over the past few years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities, including the Department of Justice and various U.S. Attorney’s Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission (FTC) and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with off-label promotion of products, pricing and Medicare and/or Medicaid reimbursement.

In light of the broad scope and complexity of these laws and regulations, the high degree of prosecutorial resources and attention being devoted to the sales practices of pharmaceutical companies by law enforcement authorities, and the risk of potential exclusion from federal government reimbursement programmes, many companies have determined that they should enter into settlement agreements in these matters, particularly those brought by federal authorities.

Settlements of these investigations have commonly resulted in the payment of very substantial fines to the government for alleged civil and criminal violations, the entry of a Corporate Integrity Agreement with the federal government, and admissions of guilt with respect to various healthcare programme-related offenses. Some pharmaceutical companies have been excluded from participating in federal healthcare programmes such as Medicare and Medicaid.

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, a product we divested to Eisai in April 2004. We are continuing to cooperate with the government in its investigation. The resolution of the Zonegran matter could require Elan to pay very substantial civil or criminal fines, and take other actions that could have a material adverse effect on Elan and its financial condition, including the exclusion of our products from reimbursement under government programmes. Any resolution of the Zonegran matter could give rise to other investigations or litigation by state government entities or private parties.

We have considered the facts and circumstances known to us in relation to the Zonegran matter and, while any ultimate resolution of this matter could require Elan to pay very substantial civil or criminal fines, at this time we cannot predict or determine the timing of the resolution of this matter, its ultimate outcome, or a reasonable estimate of the amount or range of amounts of any fines or penalties that might result from an adverse outcome. Accordingly, we have not recorded any provision in relation to the Zonegran matter as of 31 December 2009.

Securities matters

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On 24 September 2009, Elan received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requests records and information

170	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

relating to the 31 July 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the 29 July 2008 announcement at the International Conference of Alzheimer’s disease concerning the Phase 2 trial data for bapineuzumab. We have provided the SEC with materials in connection with the investigation.

We and some of our officers and directors have been named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on 17 August 2009, and alleges claims under the U.S. federal securities laws and seeks damages on behalf of all purchasers of our stock during periods ranging between 21 May 2007 and 21 October 2008. The complaints allege that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab (AAB-001). On 11 December 2009, Elan filed its Motion to Dismiss the Consolidated Amended Complaint.

Antitrust matters

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing and manufacturing arrangements between Elan, Teva Pharmaceuticals Inc. and Biovail Corporation relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions were brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. In late 2007, Elan entered into a settlement agreement with the indirect purchaser class resulting in a dismissal of that segment of the lawsuit. In December 2009, Elan entered into a separate settlement agreement with the individual “opt-out” direct purchasers. Elan agreed to pay $4.6 million to this opt-out direct purchaser class resulting in a dismissal of the second segment of the litigation. A summary judgement hearing was held in the fourth quarter of 2009. A ruling from such hearing to determine the status of the third and final segment of the litigation involving the putative classes of direct purchasers and defendants, Elan, Teva and Biovail, is expected sometime during the first half of 2010. If summary judgement is denied, it is possible that a trial involving the direct purchaser class and the defendants could occur in the second half of 2010.

Paragraph IV Litigation

We and/or our product licensees are involved in various sets of so-called “Paragraph IV” litigation proceedings in the United States. In the United States, putative generics of innovator drug products (including products in which the innovation comprises a new drug delivery method for an existing product, such as the drug delivery market occupied by us) may file Abbreviated New Drug Applications (ANDAs) and, in doing so, they are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they would rely on such data provided by the innovator drug New Drug Application (NDA) holder. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protect the innovator drug that are listed in the “Orange Book,” the ANDA applicant must write to the innovator NDA holder and the patent holder (to the extent that the Orange Book-listed patents are not owned by the innovator NDA holder) certifying that their product either does not infringe the innovator’s patents and/or that the relevant patents are invalid. The innovator and the patent holder may sue the ANDA applicant within 45 days of receiving the certification and, if so, the FDA may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favour.

We are involved in a number of Paragraph IV suits in respect of eight different products (TriCor 145, Skelaxin, Ritalin LA, Focalin XR, Avinza®, Zanaflex®, Cardizem CD and Luvox CR®) either as plaintiff or as an interested party (where the suit is being taken in the name of one of our licensees). If we are unsuccessful in these and other similar type suits, our or our licensees’ products may be subject to generic competition, and our manufacturing revenue and royalties would be materially and adversely affected.

In January 2009, the U.S. District Court for the Eastern District of New York issued a memorandum and order indicating that the two patents at issue in the Skelaxin litigation are invalid. We and our collaborator, King Pharmaceuticals, Inc. have appealed such decision to the Federal Circuit Court.

Elan Corporation, plc 2009 Annual Report	171

In November 2009, Elan entered into settlement and license agreements with Teva Pharmaceuticals in which Elan and Teva stipulated to dismissal of Elan’s lawsuit against Teva for its filing of an ANDA seeking approval of a generic version of TriCor 145. As part of the license agreement, Elan granted Teva rights to Elan intellectual property for TriCor 145 no sooner than 28 March 2011. Under certain defined circumstances, Teva may not receive rights to this intellectual property until 1 July 2012.

In December 2009, Elan entered into settlement and license agreements with Teva Pharmaceuticals and Barr Laboratories in which Elan, Teva and Barr stipulated to dismissal of Elan’s lawsuit against Teva and Barr for their filing of ANDAs seeking approval of a generic version of Focalin XR.

Patent matter

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience, Inc. had infringed a patent owned by us in relation to the application of our NanoCrystal® technology to Abraxane®. The jury awarded us $55.2 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through 13 June 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product are subject to interest based upon the three-month Treasury Bill Rate. Consequently, we estimate the total amount of the award at 31 December 2009, including accrued interest, to be in excess of $80 million. We are awaiting a ruling by the Court on both parties’ post-trial motions. Consequently, pending final resolution of this matter, no settlement amount has been recognised in our financial statements as at and for the year ended 31 December 2009.

34 Related Parties

We have a related party relationship with our subsidiary and our associate undertakings (see Note 38 for a list of these undertakings), directors and officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

The total compensation of our key management personnel, defined as our current and former directors and officers that served during the year (2009: 22 persons; 2008: 21 persons), was as follows (including severance payments):

	2009	2008
	$m	$m

Share-based compensation	7.7	13.4
Short-term employee benefits	8.9	6.5
Post-employment benefits	0.2	0.2

Total	16.8	20.1

Janssen AI

Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to AIP with Wyeth (which has been acquired by Pfizer) in September 2009. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI which has been recorded as an investment in an associate undertaking on the Consolidated Balance Sheet at 31 December 2009. For additional information relating to the AIP divestment, refer to Note 7. For additional information relating to our investment in an associate undertaking, refer to Note 17.

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative and R&D transition services to Janssen AI, and recorded fees of $2.9 million in 2009 related to these services. We also received sublease rental income of $0.6 million from Janssen AI in respect of a sublease agreement entered into in September 2009 for approximately 38,700 square feet of office and laboratory space in South San Francisco. Expenses relating to equity-settled share based awards to Janssen AI transferred employees were less than $0.1 million in 2009. At 31 December 2009, we had a total balance owing to us from Janssen AI of $21.1 million, which is included in other current assets and accounts receivable on the Consolidated Balance Sheet.

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Notes to the Consolidated Financial Statements

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On 8 June 2009, we entered into an agreement with Mr. Jack W. Schuler, Mr. Vaughn Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also includes a standstill provision providing that, until the later of 31 December 2009, and the date that is three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates will, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Ekman

Effective 31 December 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and has continued to serve as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease programmes; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease programmes. To date, none of the milestones has been triggered, and they remain in effect.

Mr. Martin

On 7 January 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based share awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and the 2005 Options will be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or, if earlier, the date Mr. Martin obtains other employment, continue to participate in our health and medical plans and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the

Elan Corporation, plc 2009 Annual Report	173

services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other executive director has an employment contract extending beyond 12 months.

Mr. McLaughlin

In 2009, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services in relation to the Johnson & Johnson Transaction and the offering and sale of the 8.75% Notes. The total invoiced value of these services was $2.4 million.

Mr. Pilnik

In 2009, prior to his joining the board of directors of Elan, Mr. Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

Dr. Selkoe

Effective as of 1 July 2009, EPI entered into a consultancy agreement with Dr. Dennis Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2009 and 2008.

Arrangements with Former Directors

On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we paid him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008, in respect of his former senior executive roles. Mr. Groom received total payments of $75,556 in 2008.

35	Off-balance Sheet Arrangements

As at 31 December 2009 and 2008, we had no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities is disclosed in Note 29(f). For details of our operating lease and other commitments, refer to Notes 30 and 31. Potential future contractual obligations in relation to our collaboration agreements are described in Note 32.

36	Events After the Balance Sheet Date

On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharma International Limited. We expect the transaction to close in the second quarter of 2010.

174	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

37	Notes to the Parent Company Financial Statements

a Interest income

	2009	2008
	$m	$m

Interest income	—	0.1
Net foreign exchange gains	—	0.5
Other	0.1	0.4

Total interest income	0.1	1.0

b Loss before tax

The loss before tax has been arrived at after charging the following items (including amounts recharged from other Group companies):

	2009	2008
	$m	$m

Auditor’s remuneration:
Audit fees	0.1	0.1

Directors’ emoluments:
Share-based compensation expense	4.0	8.1
Fees	1.2	1.1
Other emoluments and benefits in kind	2.1	1.9
Pension contributions	0.1	0.1
Payments to retired directors	—	0.1

Total directors’ emoluments	7.4	11.3

c Income tax

There was no income tax expense during the financial year or the preceding financial year.

At 31 December 2009, a DTA of $15.6 million (2008: $10.2 million), which relates to excess management expenses, existed but has not been recognised in the Parent Company Balance Sheet because, at this time, it is not probable that the asset will be realised in the future.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $2,444.5 million at 31 December 2009 (2008: $2,178.4 million). Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

Elan Corporation, plc 2009 Annual Report	175

d Investments at 31 December:

Investments
in Subsidiaries
$m

Cost:
At 1 January 2008	1,029.7
Share-based compensation	49.7
Redemption	(60.0)

At 1 January 2009	1,019.4
Share-based compensation	30.6
Addition	555.4

At 31 December 2009	1,605.4

Share-based compensation represents additional capital contributions made to our subsidiaries to reflect the amounts expensed by these subsidiaries for share-based compensation.

In September 2009, the parent company invested $555.4 million in Keavy Finance plc (subsequently renamed Keavy Finance Limited), its wholly owned subsidiary.

In May 2008, Elan International Services, Ltd. (EIS) redeemed shares held by the parent company, which had a carrying value of $60.0 million. The parent company recorded an intercompany receivable, repayable on demand, in the amount of $60.0 million upon redemption.

e Other non-current assets at 31 December:

Other non-current assets of $11.9 million at 31 December 2009 (2008: $14.0 million) consisted of assets related to Elan’s defined benefit pension plans. For additional information on these pension plans, refer to Note 14 to the Consolidated Financial Statements.

f Other current assets at 31 December:

	2009	2008
	$m	$m

Due from group undertakings	2,678.9	2,444.8
Accounts receivable	0.5	—

Total	2,679.4	2,444.8

As part of its normal operating activities, the parent company enters into transactions with other Group undertakings. This includes the provision of financing in the form of loans, in addition to trading activities such as the provision of goods or services to Group companies. Loans provided to Group undertakings are repayable on demand. As a result, no discounting is applied to these balances and they are carried at cost less any impairments.

g Non-current liabilities at 31 December:

	2009	2008
	$m	$m

Finance lease obligations (net of finance charges):
Payable within one to five years	—	3.8
Payable after five years	—	5.0

Non-current liabilities	—	8.8

176	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

The finance lease obligation was taken over by Elan Pharma International Limited, an indirect wholly owned subsidiary of the parent company, during 2009.

h Current liabilities at 31 December:

	2009	2008
	$m	$m

Due to group undertakings	1,310.6	1,326.7
Accrued expenses	0.1	0.5
Finance lease obligation (net of finance charges)	—	1.1

Current liabilities	1,310.7	1,328.3

As part of its normal operating activities, the parent company enters into transactions with other Group undertakings. This includes the receipt of financing in the form of loans, in addition to trading activities such as the receipt of goods or services to Group companies. Loans received from Group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

i Retained losses

$m

Retained Loss:
At 31 December 2008	(4,240.0)
Net loss for year ended 31 December 2009	(56.8)
Transfer of exercised and expired share-based awards	27.0

At 31 December 2009	(4,269.8)

The transfer of exercised and expired share-based awards relates to grants to employees, directors and non-employees for services, that were previously recorded as an expense by the Group and have been reversed upon exercise or expiry of the awards.

j Financial risk management

The parent company’s financial risk exposures are predominantly related to its investments in subsidiaries and intercompany receivables and payables, therefore the parent company’s approach to financial risk management is similar to the Group’s approach as described in Note 29.

At 31 December 2009, the fair value of the net assets of the parent company of $3.0 billion (2008: $2.1 billion) was $3.8 billion (2008: $2.8 billion), as calculated by reference to the market capitalisation of the Group on that date.

k Related parties

As part of its normal operating activities, the parent company enters into transactions with other Group undertakings. This includes the receipt and provision of financing in the form of loans, in addition to trading activities such as the receipt and provision of goods or services to Group companies. Loans received from Group undertakings and provided to Group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

Directors and officers of the parent company are the same as those of the Group. For information on transactions with directors and officers, see Note 34 to the Consolidated Financial Statements.

l Commitments and contingencies

For information on guarantees and litigation proceedings, please refer to Notes 23 and 33 to the Consolidated Financial Statements. The parent company has no commitments.

Elan Corporation, plc 2009 Annual Report	177

38 Subsidiary and Associate Undertakings

At 31 December 2009, we had the following principal subsidiary undertakings:

		Group	Registered Office &
Company	Nature of Business	Share %	Country of Incorporation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd., South San Francisco, CA, USA
Crimagua Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive, King of Prussia, PA, USA
Elan Finance plc	Financial services company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture of pharmaceutical and medical device products	100	1300 Gould Drive, Gainesville, GA, USA
Elan Holdings Limited	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan International Insurance Limited	Captive Insurance company	100	Clarendon House, 2 Church Street, Hamilton, Bermuda
Elan International Services Limited	Financial services company	100	Clarendon House, 2 Church Street, Hamilton, Bermuda
Elan Pharma International Limited	R&D, manufacture, sale and distribution of pharmaceutical products, management services and financial services	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Science One Limited	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Keavy Finance plc (subsequently renamed Keavy Finance Limited)	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

178	Elan Corporation, plc 2009 Annual Report

Notes to the Consolidated Financial Statements

At 31 December 2009, we had the following associate undertaking:

		Group	Registered Office &
Company	Nature of Business	Share %	Country of Incorporation

Janssen Alzheimer Immunotherapy	R&D	49.9	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

At 31 December 2009, we had the following non-principal subsidiary undertakings:

		Group	Registered Office &
Company	Nature of Business	Share%	Country of Incorporation

Drug Delivery Systems Inc.	IP holder	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Finance Corp.	Financial services company	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Management Limited	Provision of management services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Medical Technologies Limited	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Pharma Limited	Dormant	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom
Elan Regulatory Holdings Limited	Regulatory services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Neotope Biosciences Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Science Three Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Science Four Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Transdermal Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Meadway Pharmaceuticals Limited	Holding company	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom
Monksland Holding BV	Financial services company	100	Claude Debussylaan, 1082MD Amsterdam, The Netherlands
Neuralab Limited	Dormant	100	Clarendon House, 2 Church Street, Hamilton, Bermuda
Orchardbrook Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
The Institute Of Biopharmaceutics Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
The Liposome Company Limited	Dormant	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom

39 Approval of Consolidated Financial Statements

The Consolidated Financial Statements were approved by the directors on 26 March 2010.

Elan Corporation, plc 2009 Annual Report	179

U.S. GAAP Information

The financial statements of the Company have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP.

Reconciliation from IFRS to U.S. GAAP

Consolidated Income Statement
For the Year Ended 31 December 2009

				(B)
				Other		(D)
		(A)	(B)	Intangible	(C)	Other
	IFRS	Tysabri	Goodwill	Assets	Taxation	Net Charges	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue	820.9	292.1	—	—	—	—	—	1,113.0
Cost of sales	351.8	229.3	—	2.4	—	(22.8)	—	560.7

Gross profit	469.1	62.8	—	(2.4)	—	22.8	—	552.3
Selling, general and administrative expenses	256.7	62.8	—	(3.9)	—	(47.4)	—	268.2
Research and development expenses	303.1	—	—	0.8	—	(10.1)	(0.2)	293.6
Net gain on divestment of business	(118.0)	—	10.3	(1.0)	—	—	—	(108.7)
Gain on legal settlement	(18.0)	—	—	—	—	18.0	—	—
Other net charges	—	—	—	5.0	—	62.3	—	67.3

Total operating expenses	423.8	62.8	10.3	0.9	—	22.8	(0.2)	520.4

Operating income	45.3	—	(10.3)	(3.3)	—	—	0.2	31.9

Net interest and investment gains and losses	162.3	—	—	—	—	—	(0.6)	161.7

Loss before provision for income taxes	(117.0)	—	(10.3)	(3.3)	—	—	0.8	(129.8)
Provision for income taxes	45.3	—	—	—	1.1	—	—	46.4

Net loss	(162.3)	—	(10.3)	(3.3)	(1.1)	—	0.8	(176.2)

180	Elan Corporation, plc 2009 Annual Report

U.S. GAAP Information

Consolidated Income Statement
For the Year Ended 31 December 2008

				(B)
				Other		(D)
		(A)	(B)	Intangible	(C)	Other
	IFRS	Tysabri	Goodwill	Assets	Taxation	Net Charges	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue	761.8	236.0	—	—	—	—	2.4	1,000.2
Cost of sales	294.6	196.4	—	2.4	—	—	—	493.4

Gross profit	467.2	39.6	—	(2.4)	—	—	2.4	506.8
Selling, general and administrative expenses	284.5	39.6	—	(3.8)	—	(26.7)	(0.9)	292.7
Research and development expenses	334.4	—	—	(3.2)	—	(7.5)	(0.3)	323.4
Other net charges	—	—	—	—	—	34.2	—	34.2

Total operating expenses	618.9	39.6	—	(7.0)	—	—	(1.2)	650.3

Operating loss	(151.7)	—	—	4.6	—	—	3.6	(143.5)

Net interest and investment gains and losses	153.6	—	—	—	—	—	0.2	153.8

Loss before provision for income taxes	(305.3)	—	—	4.6	—	—	3.4	(297.3)
Benefit from income taxes	(270.1)	—	—	—	43.8	—	—	(226.3)

Net loss	(35.2)	—	—	4.6	(43.8)	—	3.4	(71.0)

Elan Corporation, plc 2009 Annual Report	181

Consolidated Balance Sheet
At 31 December 2009

			(B)
			Other
		(B)	Intangible	(C)	(E)
	IFRS	Goodwill	Assets	Taxation	Pensions	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m

Non-Current Assets
Goodwill	45.2	212.5	—	—	—	—	257.7
Other intangible assets	218.1	—	(58.4)	—	—	—	159.7
Property, plant and equipment	292.8	—	—	—	—	—	292.8
Investment in associate	235.0	—	—	—	—	—	235.0
Available-for-sale investments	9.5	—	—	—	—	(0.8)	8.7
Deferred tax asset	344.1	—	—	(169.3)	—	—	174.8
Restricted cash	14.9	—	—	—	—	—	14.9
Other non-current assets	23.4	—	—	—	(11.9)	31.4	42.9

Total Non-Current Assets	1,183.0	212.5	(58.4)	(169.3)	(11.9)	30.6	1,186.5

Current Assets
Inventory	53.5	—	—	—	—	—	53.5
Accounts receivable	192.4	—	—	—	—	—	192.4
Other current assets	29.0	—	—	—	—	—	29.0
Deferred tax asset	—	—	—	23.9	—	—	23.9
Income tax prepayment	3.0	—	—	(3.0)	—	—	—
Available-for-sale investments	7.1	—	—	—	—	—	7.1
Restricted cash	16.8	—	—	—	—	—	16.8
Cash and cash equivalents	836.5	—	—	—	—	—	836.5

Total Current Assets	1,138.3	—	—	20.9	—	—	1,159.2

Total Assets	2,321.3	212.5	(58.4)	(148.4)	(11.9)	30.6	2,345.7

Non-Current Liabilities
Long-term debt	1,508.6	—	—	—	—	31.4	1,540.0
Other liabilities	47.8	—	—	(3.0)	16.2	—	61.0

Total Non-Current Liabilities	1,556.4	—	—	(3.0)	16.2	31.4	1,601.0

Current Liabilities
Accounts payable	52.4	—	—	—	—	—	52.4
Accrued and other liabilities	196.5	—	—	1.0	—	0.6	198.1
Provisions	0.6	—	—	—	—	(0.6)	—
Income tax payable	1.0	—	—	(1.0)	—	—	—

Total Current Liabilities	250.5	—	—	—	—	—	250.5

Total Liabilities	1,806.9	—	—	(3.0)	16.2	31.4	1,851.5

Shareholders’ Equity
Total Shareholders’ Equity	514.4	212.5	(58.4)	(145.4)	(28.1)	(0.8)	494.2

Total Shareholders’ Equity and Liabilities	2,321.3	212.5	(58.4)	(148.4)	(11.9)	30.6	2,345.7

182	Elan Corporation, plc 2009 Annual Report

U.S. GAAP Information

Consolidated Balance Sheet
At 31 December 2008

			(B)
			Other
		(B)	Intangible	(C)	(E)
	IFRS	Goodwill	Assets	Taxation	Pensions	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m

Non-Current Assets
Goodwill	45.2	222.8	—	—	—	—	268.0
Other intangible assets	340.9	—	(55.0)	—	—	—	285.9
Property, plant and equipment	351.8	—	—	—	—	—	351.8
Investment in associate	—	—	—	—	—	—	—
Available-for-sale investments	9.9	—	—	—	—	(1.8)	8.1
Deferred tax asset	388.6	—	—	(243.3)	—	—	145.3
Restricted cash	15.0	—	—	—	—	—	15.0
Other non-current assets	24.0	—	—	—	(14.0)	21.5	31.5

Total Non-Current Assets	1,175.4	222.8	(55.0)	(243.3)	(14.0)	19.7	1,105.6

Current Assets
Inventory	29.8	—	—	—	—	—	29.8
Accounts receivable	196.1	—	—	—	—	—	196.1
Other current assets	14.2	—	—	—	—	—	14.2
Deferred tax asset	—	—	—	95.9	—	—	95.9
Income tax prepayment	3.1	—	—	(3.1)	—	—	—
Available-for-sale investments	30.5	—	—	—	—	—	30.5
Restricted cash	20.2	—	—	—	—	—	20.2
Cash and cash equivalents	375.3	—	—	—	—	—	375.3

Total Current Assets	669.2	—	—	92.8	—	—	762.0

Total Assets	1,844.6	222.8	(55.0)	(150.5)	(14.0)	19.7	1,867.6

Non-Current Liabilities
Long-term debt	1,743.4	—	—	—	—	21.6	1,765.0
Other liabilities	33.8	—	—	7.3	13.4	—	54.5

Total Non-Current Liabilities	1,777.2	—	—	7.3	13.4	21.6	1,819.5

Current Liabilities
Accounts payable	37.7	—	—	—	—	—	37.7
Accrued and other liabilities	236.7	—	—	—	—	5.9	242.6
Provisions	5.9	—	—	—	—	(5.9)	—
Income tax payable	10.5	—	—	(10.5)	—	—	—

Total Current Liabilities	290.8	—	—	(10.5)	—	—	280.3

Total Liabilities	2,068.0	—	—	(3.2)	13.4	21.6	2,099.8

Shareholders’ Deficit
Total Shareholders’ Deficit	(223.4)	222.8	(55.0)	(147.3)	(27.4)	(1.9)	(232.2)

Total Shareholders’ Deficit and Liabilities	1,844.6	222.8	(55.0)	(150.5)	(14.0)	19.7	1,867.6

Elan Corporation, plc 2009 Annual Report	183

The principal differences between IFRS as adopted by the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

(A) Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri plus our directly incurred expenses on these sales.

Under IFRS, the Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. Under IFRS, to account for our share of the Tysabri jointly controlled operation, we record our directly incurred expenses within operating expenses and we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly incurred collaboration expenses related to these sales.

There are no reconciling differences to total net loss or shareholders’ deficit between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses related to the U.S. market differ under both standards due to the differing accounting principles for Tysabri sales. As described above, under U.S. GAAP we record as revenue the net sales of Tysabri in the U.S. market, whereas under IFRS we record as revenue our share of the collaboration profit on these sales plus our directly incurred collaboration expenses related to these sales. There are no differences between IFRS and U.S. GAAP for the amounts recorded related to sales outside of the United States.

(B) Goodwill and other intangible assets

The carrying value of goodwill is lower under IFRS than under U.S. GAAP, while conversely the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. The higher carrying value for intangible assets other than goodwill gives rise to a higher amortisation charge under IFRS than under U.S. GAAP. Additionally, higher carrying values under IFRS could result in higher intangible impairment charges if the fair value of the related intangibles declines post-acquisition. Goodwill is not amortised under either IFRS or U.S. GAAP, but instead is subject to regular (at least annual) impairment testing.

The principal reason for a higher carrying value of intangible assets other than goodwill under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as intangible assets.

In addition, under U.S. GAAP, our acquisition of Dura was accounted for under the pooling-of-interests method, whereas under Irish GAAP, now IFRS, this transaction was accounted for using the purchase method. As a result, under U.S. GAAP, the assets and liabilities of Dura were recorded at their historical carrying amounts and no goodwill arose from the merger of Dura and Elan, whereas under IFRS the assets and liabilities of Dura were recorded based on their fair values at the date of acquisition, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill.

Also, a number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to be lower under IFRS than U.S. GAAP at 31 December 2008 and 2007. Under Irish GAAP, the goodwill arising from acquisition was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Similarly, under U.S. GAAP a portion of the BioNeurology goodwill was allocated to AIP upon the divestment of that business to Janssen AI in 2009 (because

184	Elan Corporation, plc 2009 Annual Report

U.S. GAAP Information

of these historic Irish GAAP differences, there is no carrying value for BioNeurology goodwill under IFRS), thus resulting in a lower gain on divestment of that business under U.S. GAAP compared to IFRS. Furthermore, under Irish GAAP, goodwill was amortised, while goodwill amortisation was not required under U.S. GAAP. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations”, as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards”, these differences remain in effect between U.S. GAAP and IFRS.

(C) Taxation

There are different rules under IFRS and U.S. GAAP in relation to the recognition of DTAs associated with share-based compensation. DTAs are only recognised under either GAAP in relation to jurisdictions where tax deductions are available to the employer for equity grants given to employees (relevant employee equity awards). For example, such tax deductions are available in the United States but in general not in Ireland. Under U.S. GAAP, a DTA may be recognised for relevant employee equity awards only to the extent that a compensation expense has previously been recorded in relation to those awards. In contrast, under IFRS, a DTA may be recognised in relation to the tax effect of the full intrinsic value at the balance sheet date of all relevant employee equity awards expected to be exercised, regardless of whether or not a compensation expense has previously been recognised for those awards. Accordingly, the total DTA recognised under IFRS is substantially higher than under U.S. GAAP. Additionally, under IFRS the amount of the DTA recorded through the income statement is limited to the tax value of the compensation expense previously recognised for those awards (similar to U.S. GAAP), with the balance between that amount and the tax effect of the total intrinsic value recorded as a credit directly to shareholders’ equity (IFRS only; as described above there is no equivalent DTA under U.S. GAAP). However, the amount of DTA recognised in the income statement is higher under IFRS than under U.S. GAAP because the expensing of share-based compensation commenced earlier under IFRS (November 2002) than under U.S. GAAP (January 2006), and consequently the tax value of the cumulative compensation expense is significantly higher under IFRS compared to U.S. GAAP.

(D) Other net charges

The principal items classified as other net charges include intangible asset impairment charges, severance, restructuring and other costs, other asset impairment charges, acquired in-process research and development costs, legal settlements and awards and the write-off of deferred transaction costs. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analysing certain items. Under IFRS, other net charges are recorded within their respective income statement line items. Under U.S. GAAP, they are recorded as a separate line item in the consolidated income statement.

(E) Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ‘corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. At 31 December 2009, the defined benefit plans had a total unfunded status (excess of the projected benefit obligations over the fair value of the plans’ assets) of $16.2 million (2008: $13.4 million) and total unamortised net actuarial losses of $28.1 million (2008: $27.4 million) based on the foreign exchange rate at the balance sheet date. Under IFRS, the unfunded status is netted off against the unamortised net actuarial losses resulting in a net pension asset of $11.9 million and $14.0 million at 31 December 2009 and 2008, respectively. Under U.S. GAAP, the unfunded status is recognised as a long-term liability on the balance sheet, and the unamortised net actuarial losses are recognised as a reduction to shareholders’ equity. Consequently, a reconciling difference of $28.1 million to shareholders’ deficit arises at 2009 (2008: $27.4 million), reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ equity).

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Shareholders’ Information

We have not paid cash dividends on our Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of our board of directors. The recommendations of the board of directors will depend upon the earnings, capital requirements and financial condition of the Company and other relevant factors. Although we do not anticipate that we will pay any cash dividends on our Ordinary Shares in the foreseeable future, the Company expects that its board of directors will review the dividend policy on a regular basis. Dividends may be paid on the Executive Shares and “B” Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and “B” Executive Shares, please refer to Note 26 to the Consolidated Financial Statements.

Nature of Trading Market

The principal trading markets for our Ordinary Shares is the Irish Stock Exchange. Our American Depositary Shares (ADSs), each representing one Ordinary Share and evidenced by ADRs, are traded on the New York Stock Exchange (NYSE) under the symbol “ELN”. The ADR depositary is The Bank of New York.

186	Elan Corporation, plc 2009 Annual Report

Shareholders’ Information

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05		American
	Ordinary		Depositary
	Shares		Shares(1)

	High	Low	High	Low

Year Ended 31 December	(€)
			($)
2005	22.25	2.42	29.00	3.24
2006	14.90	10.27	19.21	12.50
2007	16.89	9.04	24.52	11.98
2008	23.47	4.02	36.82	5.36
2009	6.37	3.42	8.70	5.00
Calendar Year
2008

Quarter 1	17.95	12.10	26.70	18.40
Quarter 2	23.00	13.35	35.55	20.75
Quarter 3	23.47	7.03	36.82	9.93
Quarter 4	8.27	4.02	11.12	5.36
2009

Quarter 1	6.37	3.79	8.70	5.00
Quarter 2	5.90	4.10	8.36	5.53
Quarter 3	5.85	4.71	8.13	6.65
Quarter 4	4.75	3.42	6.89	5.02
Month Ended

August 2009	5.69	5.06	8.13	7.14
September 2009	5.43	4.80	7.77	7.05
October 2009	4.75	3.42	6.89	5.02
November 2009	4.39	3.70	6.69	5.51
December 2009	4.61	4.20	6.70	6.21
January 2010	5.64	4.66	8.12	6.75
February 2010	5.49	4.98	7.58	6.65

(1)	An ADS represents one Ordinary Share, par value €0.05.

A total of 584,713,631 Ordinary Shares of Elan were issued and outstanding at 19 March 2010, of which 3,771 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 498,773,612 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 19 March 2010, the number of holders of record of Ordinary Shares was 8,670, which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 3,418. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and

Elan Corporation, plc 2009 Annual Report	187

persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma/Myanmar, Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea, Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Uzbekistan, Sudan, Somalia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992 or United Nations sanctions implemented into Irish law will have a material effect on our business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 19 March 2010 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

We are a public limited company incorporated and resident for tax purposes in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997 provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have certain income from a qualifying patent disregarded for tax purposes. The legislation does not provide a termination date for this relief, although with effect from 1 January 2008, the amount of this income that is disregarded for tax purposes was capped at €5.0 million (approximately $7.2 million) per year per group. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in an European Economic Area state. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with us. Accordingly, our income from such qualifying patents is disregarded for tax purposes in Ireland subject to the annual €5.0 million cap mentioned above. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.

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Shareholders’ Information

Taxation of Capital Gains and Dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by us other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in Ireland or in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in Ireland or in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of our ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depositary Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 25% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish Stamp Duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of ADSs, Ordinary Shares or ADWSs of Elan. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs, or on any subsequent transfer of an ADWS or ADS of Elan. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

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Documents on Display

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended 31 December 2009 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C., at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 1.1 of our Annual Report on Form 20-F filed with the SEC on 25 February 2010. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

Electronic Communications

Following the introduction of the Transparency Regulations we provide this Annual Report to shareholders electronically via our website, www.elan.com, and only send a printed copy to those shareholders that specifically request one. Holders of Ordinary Shares who wish to change the method by which they receive communications should contact our Registrar.

190	Elan Corporation, plc 2009 Annual Report

Risk Factors

Risk Factors

You should carefully consider all of the information set forth in this Annual Report, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

Our future success depends upon the continued successful commercialisation of Tysabri and the successful development and commercialisation of additional products. If Tysabri is not commercially successful, either because of the incidence of serious adverse events (including deaths) associated with Tysabri (including cases of PML) or for other reasons, or if bapineuzumab or other potential products are not successfully developed and commercialised in the AIP by Johnson & Johnson and Pfizer Inc. (Pfizer) and we do not successfully develop and commercialise additional products, we will be materially and adversely affected.

We will cease distributing Azactam as of 31 March 2010 and cease distributing Maxipime as of 30 September 2010, which will leave Tysabri as our only material marketed product. While approximately 34% of our 2009 revenue (under IFRS) was generated by our EDT business unit, our future success depends upon the continued successful commercialisation of Tysabri, which accounted for 53% of our total revenue for 2009 (under IFRS) and the development and the successful commercialisation of additional products (including bapineuzumab which is being developed by Johnson & Johnson and Pfizer (which acquired Wyeth) and in which we retain an approximate 25% economic interest).

Uncertainty created by the serious adverse events (including death) that have occurred or may occur, with respect to Tysabri, and the restrictive labelling and distribution system for Tysabri mandated by regulatory agencies, may significantly impair the commercial potential for Tysabri. If there are more serious adverse events, an increase in the incidence rates of serious adverse events in patients treated with Tysabri (including cases of PML), or additional restrictive changes in the labelling or distribution system for Tysabri, up to and including withdrawal of Tysabri from the market mandated by regulatory agencies, then we will be seriously and adversely affected.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec with respect to Tysabri, and Transition with respect to a part of our Alzheimer’s disease programmes. Our collaborators’ interests may not be aligned with our interests, which may adversely affect the success of our collaborations. We have committed significant resources to the development and the commercialisation of Tysabri and to the other potential products in our development pipeline. These investments may not be successful.

In the pharmaceutical industry, the R&D process is lengthy, expensive and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that potential products in our R&D pipeline will experience difficulties, delays or failures. In addition, if the additional products in the AIP are not successfully developed and commercialised by Johnson & Johnson and Pfizer, we may be materially and adversely affected.

A number of factors could affect our ability to successfully develop and commercialise products, including our ability to:

•	Establish sufficient safety and efficacy of new drugs or biologics;

•	Obtain and protect necessary intellectual property for new technologies, products and processes;

•	Recruit patients in clinical trials;

•	Complete clinical trials on a timely basis;

•	Observe applicable regulatory requirements;

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•	Receive and maintain required regulatory approvals;

•	Obtain competitive/favourable reimbursement coverage for developed products on a timely basis;

•	Manufacture or have manufactured sufficient commercial quantities of products at reasonable costs;

•	Effectively market developed products; and

•	Compete successfully against alternative products or therapies.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. The results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. In addition, as happened with Tysabri, unexpected serious adverse events can occur in patients taking a product after the product has been commercialised.

Our failure to continue to successfully commercialise Tysabri and develop and commercialise other products would materially adversely affect us.

The U.S. government is investigating marketing practices concerning our former Zonegran product; this may require us to pay very substantial fines or take other actions that could have a material adverse effect on us.

Over the past few years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities, including the Department of Justice and various U.S. Attorney’s Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the FTC and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with off-label promotion of products, pricing and Medicare and/or Medicaid reimbursement.

In light of the broad scope and complexity of these laws and regulations, the high degree of prosecutorial resources and attention being devoted to the sales practices of pharmaceutical companies by law enforcement authorities, and the risk of potential exclusion from federal government reimbursement programmes, many companies have determined that they should enter into settlement agreements in these matters, particularly those brought by federal authorities.

Settlements of these investigations have commonly resulted in the payment of very substantial fines to the government for alleged civil and criminal violations, the entry of a Corporate Integrity Agreement with the federal government, and admissions of guilt with respect to various healthcare programme-related offences. Some pharmaceutical companies have been excluded from participating in federal healthcare programmes such as Medicare and Medicaid.

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, a product we divested to Eisai in April 2004. We are continuing to cooperate with the government in its investigation. The resolution of the Zonegran matter could require Elan to pay very substantial civil or criminal fines, and take other actions that could have a material adverse effect on Elan and its financial condition, including the exclusion of our products from reimbursement under government programmes. Any resolution of the Zonegran matter could give rise to other investigations or litigation by state government entities or private parties.

We have considered the facts and circumstances known to us in relation to the Zonegran matter and, while any ultimate resolution of this matter could require Elan to pay very substantial civil or criminal fines, at this time we cannot predict or determine the timing of the resolution of this matter, its ultimate outcome, or a reasonable estimate of the amount or range of amounts of any fines or penalties that might result from an adverse outcome. Accordingly, we have not recorded any reserve for liabilities in relation to the Zonegran matter as at 31 December 2009.

192	Elan Corporation, plc 2009 Annual Report

Risk Factors

We have substantial cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our cash needs.

As at 31 December 2009, we had $1,540.0 million in aggregate principal amount of debt falling due in November 2011 ($300.0 million), December 2013 ($615.0 million) and October 2016 ($625.0 million). At such date, we had cash and cash equivalents, current restricted cash and current investments of $860.4 million. Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. Even if our future operating performance does meet our expectations, including continuing to successfully commercialise Tysabri, we may need to obtain additional funds to meet our longer term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail programmes, sell assets or otherwise take steps to reduce expenses or cease operations. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions and could adversely affect us.

The agreements governing our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with related parties;

•	Enter into some types of investment transactions;

•	Engage in some asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our ordinary shares; and

•	Consolidate, merge with, or sell substantially all our assets to another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

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We depend on Johnson & Johnson, in addition to Pfizer, for the clinical development and potential commercialisation of bapineuzumab and any other AIP products.

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares. Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialisation of AIP. We refer to these transactions as the “Johnson & Johnson Transaction” in this Annual Report.

The Johnson & Johnson Transaction resulted in the assignment of our AIP collaboration agreement with Wyeth (which has been acquired by Pfizer) and associated business, which primarily constituted intellectual property, to Janssen AI. While we have a 49.9% interest in Janssen AI, Johnson & Johnson exercises effective control over Janssen AI and consequently over our share of the AIP collaboration. Our financial interest in the AIP collaboration has been reduced from approximately 50% to approximately 25%. The success of the AIP will be dependent, in part, on the efforts of Johnson & Johnson. The interests of Johnson & Johnson may not be aligned with our interests. The failure of Johnson & Johnson to pursue the development and commercialisation of AIP products in the same manner we would have pursued such development and commercialisation could materially and adversely affect us.

Future returns from the Johnson & Johnson Transaction are dependent, in part, on the commercial success of bapineuzumab and other potential AIP products.

Under the terms of the Johnson & Johnson Transaction we are entitled to receive 49.9% of Janssen AI’s future profits and certain royalty payments from Janssen AI in respect of sales of bapineuzumab and other potential AIP products. Royalties will generally only arise after Johnson & Johnson has earned profits from the AIP equal to its (up to) $500.0 million investment. Any such payments are dependent on the future commercial success of bapineuzumab and other potential AIP products. If no drug is commercially successful, we may not receive any profit or royalty payments from Janssen AI.

Our industry and the markets for our products are highly competitive.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than Elan. We also compete with smaller research companies and generic drug manufacturers. In addition, our collaborator on Tysabri, Biogen Idec, markets a competing MS therapy, Avonex® (interferon beta-1A).

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products. A number of such products are expected to be approved for use in the treatment of MS in the coming years. If these products have a similar or more attractive overall profile in terms of efficacy, convenience and safety, future sales of Tysabri could be limited.

Our product Azactam lost its basic U.S. patent protection in October 2005. We will cease distributing Azactam as of 31 March 2010.

In addition, the U.S. basic patent covering our product Maxipime expired in March 2007. Maxipime became subject to generic competition following the expiration of the basic patent, and that has materially and adversely affected our sales of Maxipime. We will cease distributing Maxipime as of 30 September 2010.

Generic competitors have challenged existing patent protection for several of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

Generic competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer

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Risk Factors

patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic versions of our products, has had and will have a material and adverse affect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation. If we fail to maintain our competitive position, then our revenues and results of operations may be materially and adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a licence and pay significant fees or royalties in order to continue selling our products.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management. Our competitors may sue us as a means of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our products and cost us substantial sums of money.

If we experience significant delays in the manufacture or supply of our products or in the supply of raw materials for our products, then sales of our products could be materially and adversely affected.

We do not manufacture Tysabri, Prialt, Maxipime or Azactam. We will cease distributing Maxipime and Azactam in 2010, and we have entered into a definitive agreement to divest our Prialt assets and rights. Our dependence upon collaborators and third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third-party manufacturers are not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of our products could be materially and adversely

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affected. If we are unable to retain or obtain replacements for our third-party manufacturers or if we experience delays or difficulties with our third-party manufacturers in producing our products, then sales of these products could be materially and adversely affected. Our manufacturers require supplies of raw materials for the manufacture of our products. We do not have dual sourcing of our required raw materials. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of our products.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures. Our ability to commercialise products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organisations, such as health maintenance organisations (HMOs), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for our products favourably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially and adversely affected.

The Obama Administration and the Congress in the United States have made significant healthcare reform a priority. Any fundamental healthcare reform may change the manner by which drugs and biologics are developed, marketed and purchased. In addition, managed care organisations, HMOs, preferred provider organisations, institutions and other government agencies continue to seek price discounts. Further, some states in the United States have proposed and some other states have adopted various programmes to control prices for their seniors’ and low-income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. This price regulation leads to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade-exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to anti-kickback and false claims laws in the United States.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal healthcare programme anti-kickback statute prohibits, among other things, knowingly and wilfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programmes for the product. Additionally, other pharmaceutical companies have settled charges under the federal False Claims Act, and related state laws, relating to off-label promotion. The majority of states also have statutes or regulations similar to the

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Risk Factors

federal anti-kickback law and false claims laws, which apply to items, and services reimbursed under Medicaid and other state programmes, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programmes, criminal fines, and imprisonment.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, preclinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licences, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our supply of products.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. These environmental remediation obligations could significantly

Elan Corporation, plc 2009 Annual Report	197

impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to material reimbursements, penalties, sanctions and fines.

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate programme, as well as several state rebate programmes. Under the federal and state Medicaid rebate programmes, we pay a rebate to each state for our products that are reimbursed by those programmes. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

As a manufacturer of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programmes. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. federal law requires that any company that participates in the federal Medicaid rebate programme extend comparable discounts to qualified purchasers under the Public Health Service’s pharmaceutical pricing programme. This pricing programme extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as outpatient utilisation at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for all products covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for each such product within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants.

Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for every Covered Drug marketed by us. These prices are used to set pricing for purchases by the military arm of the government.

These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties.

We are subject to continuing potential product liability risks, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of our products. Any person who is injured while using one of our products, or products that we are responsible for, may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Persons who participate in clinical trials involving our products may also bring product liability claims.

Excluding any self-insured arrangements, we currently do not maintain product liability insurance for the first $10.0 million of aggregate claims, but do maintain coverage with our insurers for the next $190.0 million. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on

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Risk Factors

acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgement against us.

We and some of our officers and directors have been named as defendants in putative class actions filed in 2008. These actions have been consolidated. The consolidated class action complaint alleges claims under the U.S. federal securities laws. The complaint alleges that we caused the release of materially false or misleading information regarding bapineuzumab. The complaint seeks damages and other relief that the courts may deem just and proper. We believe that the claims in the consolidated lawsuits are without merit and intend to defend against them vigorously; however, adverse results in the lawsuits could have a material adverse effect on us.

Provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•	Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Until 20 June 2010, Biogen Idec and its affiliates are, subject to limited exceptions, restricted from, among other things, seeking to acquire or acquiring control of us;

•	Under the terms of the Johnson & Johnson Transaction, if we are acquired, an affiliate of Johnson & Johnson will be entitled to purchase our 49.9% financial interest in Janssen AI at the then fair value;

•	Johnson & Johnson is our largest shareholder and is largely in control of our share of the AIP; however, Johnson & Johnson and its affiliates are subject to a standstill agreement until 17 September 2014, pursuant to which, subject to limited exceptions, they will not be permitted to acquire additional shares in Elan or take other actions to acquire control of Elan; and

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events.

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Trademarks

The following trademarks appearing in this publication are owned by or licensed to the Company:

•	Azactam® (aztreonam for injection, USP)

•	CODAS® Technology

•	IPDAS® Technology

•	Maxipime® (cefepime hydrochloride) for injection

•	MXDAStm Technology

•	NanoCrystal® Technology

•	Naprelan® (naproxen sodium controlled-release) tablets

•	Prialt® (ziconotide intrathecal infusion)

•	SODAS® Technology

•	Tysabri® (natalizumab)

•	Verelan® (verapamil) capsules

Third-party marks appearing in this publication are:

•	Abraxane® (paclitaxel)

•	Ampyratm (dalfampridine)

•	Avinza® (morphine sulfate extended-release) capsules

•	Avonex® (interferon beta-1A)

•	Betaferon® (interferon beta-1b)

•	Betaseron® (interferon beta-1b)

•	Copaxone® (glatiramer acetate injection)

•	Emend® (aprepitant)

•	Focalin® XR (dexmethylphenidate)

•	Invega® Sustennatm (paliperidone palmitate)

•	Luvox CR® (fluvoxamine maleate)

•	Megace® ES (megastrol acetate)

•	Rapamune® (sirolimus)

•	Rebif® (interferon-beta-1a)

•	Ritalin LA® (methylphenidate hydrochloride) tablets

•	Skelaxin® (metaxalone) tablets

•	TriCor®145 (fenofibrate) tablets

•	Zanaflex® (tizanidine)

•	Zonegran® (zonisamide) capsules

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Corporate Information

Elan Corporation, plc, is an Irish registered company with its primary listing on the Irish Stock Exchange. Our ADSs are listed on the NYSE (Symbol: ELN). Each ADS represents one Ordinary Share.

Registered Office

Treasury Building
Lower Grand Canal Street
Dublin 2,
Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

David Marshall
Vice President, Investor Relations
Tel: 353-1-709-4444
Fax: 353-1-709-4108
Email: david.marshall@elan.com

Chris Burns
Senior Vice President, Investor Relations
Tel:1-800-252-3526
Fax: 1-617-217-2577
Email: chris.burns@elan.com

Registrar for Ordinary Shares

Computershare Services (Ireland)
Heron House
Sandyford Industrial Estate
Dublin 18
Tel: 353-1-447-5107
Fax: 353-1-216-3151

Depositary for ADSs

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel: 888-BNY-ADRs
Tel: 212-815-3700
Email: shareowners@bankofny.com
Website: www.stockbny.com

Internet Website

Information on the Company is available online via the Internet at our website, www.elan.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our Form 20-F are available on our website.

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Glossary and Acronyms

Glossary

401(k) plan — A type of defined contribution retirement savings plan for U.S. employees.

Abbreviated New Drug Application (ANDA) — An application for a U.S. generic drug approval for an existing licensed medication or approved drug.

ACC-001 — An experimental vaccine for the treatment of Alzheimer’s disease that is being developed as part of the AIP. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimising side effects such as inflammation of the central nervous system. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to AIP. We have retained an approximate 25% economic interest in the AIP.

Amyloid precursor protein (APP) — A protein expressed in many tissues and concentrated in the synapses of neurons. Its primary function is not known, although it has been implicated as a regulator of synapse formation and neural plasticity. APP is best known and most commonly studied as the precursor molecule involved in the generation of beta amyloid, a peptide that is the primary component of amyloid plaques found in the brains of Alzheimer’s disease patients.

American Depositary Receipts (ADRs) — Certificates issued by a depositary (generally a U.S. bank) that evidence ownership of American Depositary Shares. ADRs allow U.S. investors to easily purchase shares in non-U.S. companies.

American Depositary Shares (ADSs) — Shares issued by a depositary (generally a U.S. bank) representing shares of a non-U.S. company that are traded on a U.S. stock exchange. ADSs afford the holder the rights and benefits associated with direct ownership.

Autoimmune disease — A disease in which the body’s immune system loses its ability to recognise some tissue or system within the body as “self” and targets and attacks it as if it were foreign.

Azactam — A monobactam that is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. Azactam is often used in these infections for patients who have a known or suspected penicillin allergy.

Bapineuzumab (AAB-001) — An experimental humanised monoclonal antibody delivered intravenously that is being studied as part of the AIP as a potential treatment for mild to moderate Alzheimer’s disease. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to AIP. We have retained an approximate 25% economic interest in the AIP.

Beta amyloid (Aß) — A peptide that is the main constituent of amyloid plaques in the brains of Alzheimer’s disease patients. Similar plaques appear in some variants of Lewy body dementia and in inclusion body myositis, a muscle disease. Aß also forms aggregates coating cerebral blood vessels in cerebral amyloid angiopathy. These plaques are composed of a tangle of regularly ordered fibrillar aggregates called amyloid fibres, a protein fold shared by other peptides such as prions associated with protein misfolding diseases.

Beta amyloid immunotherapy — A treatment of Alzheimer’s disease by inducing or enhancing the body’s own immune system to manufacture anti beta amyloid antibodies that may attach to amyloid and clear it from the brain. This, in turn, appears to reduce the build-up of beta amyloid in the brain tissue of patients.

Beta secretase — A protease (enzyme that breaks down other proteins) that, along with gamma secretase, appears to clip APP, resulting in the formation of beta amyloid. Inhibiting beta secretase might thus change the pathology of Alzheimer’s disease, by interfering with a key step in the production of amyloid plaques.

Biologics License Application (BLA) — In the United States, biological products are approved for marketing under the provisions of the Public Health Service Act. This Act requires a firm that manufactures a biologic for sale in U.S. interstate commerce to hold a licence for the product. A BLA is a submission that contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical affects of the biologic product. If the information provided meets FDA requirements, the application is approved and a licence is issued allowing the firm to market the product.

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Glossary and Acronyms

Clinical trial — One of the final stages in the collection of data (for drug approval prior to commercialisation) in which the new drug or biologic product is tested in human subjects. Used to collect data on effectiveness, safety and required dosage.

Crohn’s disease — A chronic and progressive inflammatory disease of the human gastrointestinal tract. The disease usually causes diarrhoea and crampy abdominal pain, often associated with fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), and malnutrition. Most patients eventually require surgery, which has both risks and potential short-term and long-term complications.

Defined benefit plan — An employer-sponsored retirement savings plan where employee retirement benefits are determined based upon a formula, using factors such as salary history and duration of employment. Investment risk and portfolio management are the responsibility of the company.

Defined contribution plan — A retirement savings plan where employee retirement benefits are determined based upon the investment performance of the invested funds.

Discovery — Scientific research conducted with the aim of developing a drug for a specific disease or medical condition.

ELND005 — A small molecule therapeutic being studied for the treatment of Alzheimer’s disease in collaboration with Transition Therapeutics that may act by breaking down and preventing the aggregation of beta amyloid fibrils.

Gamma secretase — A protease (enzyme that breaks down other proteins) that, along with beta secretase, appears to clip APP, resulting in the formation of beta amyloid. Inhibiting gamma secretase might thus change the pathology of Alzheimer’s disease, by interfering with a key step in the production of amyloid plaques.

London Interbank Offer Rate (LIBOR) — A daily reference rate based on the interest rates at which banks offer to lend unsecured funds to other banks in the London wholesale money market.

Maxipime — A fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections.

Multiple sclerosis (MS) — A disease in which the human body’s immune cells attack myelin (the “insulation” that surrounds nerve fibres in the spinal chord and brain) and the body’s acetyl choline receptors. This leads to recurrent muscle weakness, loss of muscle control and (potentially) eventual paralysis.

NanoCrystal Technology — A drug optimisation technology of Elan applicable to poorly water-soluble compounds.

Neurodegenerative disease — A condition in which cells of the brain and spinal chord are lost. The brain and spinal chord are composed of neurons that do different functions such as controlling movements, processing sensory information and making decisions. Cells of the brain and spinal chord are not readily regenerated en masse, so excessive damage can be devastating. Neurodegenerative diseases result from deterioration of neurons or their myelin sheath, which over time will lead to dysfunction and disabilities.

New Drug Application (NDA) — The licence application in the United States through which drug sponsors formally propose that the FDA approve a new non-biological pharmaceutical for sale and marketing. A new biological product is approved under a BLA.

Oncology — The study or science dealing with the physical, chemical, and biologic properties and features of cancer and abnormal tissue growth, including causation, pathogenesis, and treatment.

p75 ligands — Small molecule compounds that mimic the activity of neurotrophins by interacting with neurons that are susceptible to loss in Alzheimer’s disease. We are working with our collaborator, PharmatrophiX, on continued research on all p75 ligands for neurologic indications.

Parkinson’s disease — A progressive degenerative neurological movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking and maintaining balance and coordination in patients diagnosed with the disease.

Patent — A government licence that gives the holder exclusive rights to a process, design or new invention for a designated period of time.

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Phase 1 clinical testing — Clinical studies to test the safety profile of drugs in humans.

Phase 2 clinical testing — Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety.

Phase 3 clinical testing — Large-scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety.

Placebo — An inert compound identical in appearance to material being tested in experimental research, which may or may not be known to the physician or patient, administered to distinguish between drug action and suggestive effect of the material under study.

Preclinical — Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties.

Prialt — A non-opioid analgesic used for the amelioration of severe chronic pain. It is a synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus Magus. On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharma International Limited. We expect the transaction to close in the second quarter of 2010.

Progressive multifocal leukoencephalopathy (PML) — A rare and potentially fatal demyelinating disease of the central nervous system.

Tysabri — An alpha 4 integrin antagonist designed to inhibit immune cells from leaving the blood stream and to prevent those immune cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation.

Acronyms

2006 LTIP	Elan Corporation, plc 2006 Long Term Incentive Plan
7.75% Notes	7.75% senior fixed rate notes due 15 November 2011 (no longer outstanding)
8.75% Notes	8.75% senior fixed rate notes due 15 October 2016
8.875% Notes	8.875% senior fixed rate notes due 1 December 2013
ADDF	Alzheimer’s Drug Discovery Foundation
ADHD	Attention Deficit Hyperactivity Disorder
ADR	American Depositary Receipt
ADS	American Depositary Share
ADWS	American Depositary Warrant Share
AGM	Annual General Meeting
AIP	Alzheimer’s Immunotherapy Program
AMT	Alternative Minimum Tax
ANDA	Abbreviated New Drug Application
APP	Amyloid precursor protein
ARS	Auction rate securities
ASP	Average sales price
BLA	Biologics License Application
cGMP	Current Good Manufacturing Practice
CHMP	Committee for Medicinal Products for Human Use
CODAS	Chronotherapeutic Oral Drug Absorption System
CODM	Chief operating decision maker
DTA	Deferred tax asset
EBITDA	Earnings before interest, taxes, depreciation and amortisation
EDSS	Expanded disability status scale score
EDT	Elan Drug Technologies
EEPP	Employee Equity Purchase Plan
EIS	Elan International Services Limited

204	Elan Corporation, plc 2009 Annual Report

Glossary and Acronyms

EMA	European Medicines Agency
ENABLE	Evaluation of the Natalizumab Antibody for Long-term Efficacy
ENACT-1	Efficacy of Natalizumab as Active Crohn’s Therapy
ENACT-2	Evaluation of Natalizumab as Continuous Therapy
ENCORE	Efficacy of Natalizumab in Crohn’s Disease Response and Remission
EPI	Elan Pharmaceuticals, Inc.
EU	European Union
FDA	U.S. Food and Drug Administration
FRC	Financial Reporting Council
FTC	U.S. Federal Trade Commission
Floating Rate Notes due 2011	Senior floating rate notes due 15 November 2011
Floating Rate Notes due 2013	Senior floating rate notes due 1 December 2013
HMO	Health maintenance organisation
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
IPDAS	Intestinal Protective Drug Absorption System
IPR&D	In-process research and development
IRC	U.S. Internal Revenue Code
Irish GAAP	Irish generally accepted accounting principles
ISMC	Independent Safety Monitoring Committee
KPI	Key performance indicator
LDCC	Leadership Development and Compensation Committee
LIBOR	London Interbank Offer Rate
MAA	Marketing Authorisation Application
MS	Multiple sclerosis
MXDAS	Matrix Drug Absorption System
NDA	New Drug Application
NDS	New Drug Submission
NOL	Net operating loss
NSAID	Non-Steroidal Anti-Inflammatory Drug
NYSE	New York Stock Exchange
OCD	Obsessive Compulsive Disorder
OCR	Oral Controlled Release
plc	Public limited company
PML	Progressive multifocal leukoencephalopathy
R&D	Research and development
ROW	Rest of world
RSU	Restricted Stock Unit
SAD	Social anxiety disorder
SEC	U.S. Securities and Exchange Commission
SG&A	Selling, general and administrative
Sharesave Plans	Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004
SODAS	Spheroidal Oral Drug Absorption System
sBLA	Supplemental Biologics License Application
TNF-alpha	Tumor necrosis factor alpha
U.S. GAAP	Accounting principles generally accepted in the United States
WAEP	Weighted-average exercise price

Elan Corporation, plc 2009 Annual Report	205

Defi ning the future / Making history Elan 2009 Annual Report Concept and design: Infi nia Group Principal photography: Nana Kofi Nti

Making history
FACS 440
élan
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland
elan.com

Making history Elan Corporation, plc Treasury Building Lower Grand Canal Street Dublin 2, Ireland elan.com